Exhibit 99.1

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
Tel: +972-3-767-9360
____________________

PROXY STATEMENT

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2012

INTRODUCTION

This Proxy Statement is being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of RADVISION Ltd., or the Board of Directors, to be voted at an Extraordinary General Meeting of Shareholders of RADVISION Ltd., to be held at 10:00 a.m. (Israel time) on Monday, April 30, 2012, or the Meeting, at our offices at 24 Raoul Wallenberg Street, Tel  Aviv, Israel. Notice of the Meeting was published on March 21, 2012.

Throughout this Proxy Statement and the enclosed proxy card, we use terms such as “Radvision,” “we”, “us”, “our” and “our company” to refer to RADVISION Ltd. and terms such as “you” and “your” to refer to our shareholders.

This Proxy Statement and the enclosed proxy card, are being mailed to all shareholders on or about March 30, 2012.

Purpose of the Meeting

On March 14, 2012, we entered into an Agreement and Plan of Merger, dated as of March 14, 2012, by and among Avaya Inc., a Delaware corporation, or Avaya, Sonic Acquisition Ltd., an Israeli company and a wholly-owned indirect subsidiary of Avaya, or Merger Sub, and Radvision.   We refer to this agreement throughout this Proxy Statement as the “Merger Agreement.”  The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Radvision, with Radvision continuing as the surviving company.  As a result of this merger, which is referred to in this Proxy Statement as the “Merger”:

•           Merger Sub will merge with and into our company, with our company continuing as the surviving company;

•           we will become a private company and an indirect, wholly-owned subsidiary of Avaya; and

•           each of our Ordinary Shares, par value of NIS 0.10 per share, or the Ordinary Shares, issued and outstanding at the effective time of the Merger other than Ordinary Shares held by us, any of our subsidiaries, Avaya or Merger Sub (which shares, immediately prior to the effective time of the Merger will automatically be cancelled with no consideration delivered in exchange therefor) will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $11.85, or the Merger Consideration.

The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

At the Meeting shareholders will be asked:

1.
To approve and adopt the Merger Agreement, and the Merger, and all other transactions contemplated by the Merger Agreement.  We refer to this item throughout this Proxy Statement as the “Merger Proposal”;

2.
To approve an amendment to the indemnification  agreements between us and (a) our directors serving from time to time in such capacity who are not considered controlling shareholders of ours or related to them, and (b)  our directors and officers serving from time to time in such capacity who are considered controlling shareholders of ours or related to them, such that the maximum coverage to all indemnitees under such agreement will be changed from fifty percent (50%) of the net equity of our company, based on the then most recent financial statements made publicly available before the date on which the indemnity payment is made to fifty percent (50%) of the net equity of our company as of December 31, 2011 (approximately $51 million); and

3.
To approve an increase in the aggregate coverage available under our current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000 to be provided to (a) our directors serving from time to time in such capacity who are not considered controlling shareholders of ours or related to them and (b) our directors and officers serving from time to time in such capacity who are considered controlling shareholders of ours or related to them.

Our shareholders must approve the Merger Proposal in order for the Merger to occur.  If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur.  For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 32 and 57, respectively.

There will not be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors

The Board of Directors has approved the Merger Proposal. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF RADVISION AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER RADVISION SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF THE OTHER TWO PROPOSALS ON THE AGENDA FOR THE MEETING. See “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 34.

Record Date and Method of Voting

In accordance with the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, or the Companies Law and our Articles of Association, our Board of Directors has fixed March 28, 2012 as the record date for determining the shareholders entitled to vote at the Meeting (as disclosed above, notice of the Meeting was published on March 21, 2012).  Accordingly, you are entitled to vote at the Meeting only if you were a record holder of Ordinary Shares at the close of business on March 28, 2012, irrespective of the amount of Ordinary Shares in your possession on such date. As of March 26, 2012, there were 18,632,043 Ordinary Shares issued and outstanding (which excludes 3,884,180 Ordinary Shares held in treasury).  Your shares may be voted at the Meeting only if you are present at the Meeting or your shares are represented by a valid proxy at the Meeting.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker, trustee or nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will need to follow the voting instruction obtained from their banks, brokers, trustees or nominees on how to vote. If your shares are held in “street name” you may receive a voting instruction card from your bank, broker, trustee or nominee together with this Proxy Statement.

Proxy cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the Merger Proposal as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Voting in Person. If your Ordinary Shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your bank, broker, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting. However, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your bank, broker, trustee or nominee authorizing you to do so.

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your bank, broker, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. Properly executed proxy cards on which voting directions are not given or voting directions are not in accordance with the options listed on a proxy card will be voted FOR each of the proposals be adopted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to us c/o Mr. Rael Kolevsohn, our General Counsel at our executive offices, by granting a new proxy bearing a later date or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by  submitting new voting instructions to your bank, broker, trustee or nominee or, if you have obtained a legal proxy from your bank, broker, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

Solicitation of Proxies

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares. We may engage a proxy solicitation firm to assist us in soliciting proxies for the Meeting.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights and Vote Required

Record holders of our issued and outstanding Ordinary Shares as of March 28, 2012, the record date, are entitled to vote at the Meeting. Each Ordinary Share, other than Ordinary Shares held by us or any of our subsidiaries, entitles the holder to one vote. An affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (not including abstentions), is required to approve the Merger Proposal.  The approval of Item 2 and Item 3 on the agenda requires the affirmative vote described under the caption "Required Vote", beginning on pages 83 and 85, respectively.

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” that proposal.

In tabulating the voting results for any particular proposal, Ordinary Shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

However, if Avaya, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Avaya or Merger Sub (any such person or entity is described in this paragraph as an "Avaya Affiliate") holds Radvision shares, then with respect to Item 1 on the agenda there is an additional requirement for the approval, namely that a majority of the shares that are present and voting  (not including abstentions) at the Meeting in person or by proxy (excluding Avaya, Merger Sub, any Avaya Affiliate, or anyone acting on their behalf, including their family members or entities under their control) will not have voted against the Merger. Therefore, by signing and mailing the enclosed proxy card you confirm, unless you contact us as instructed on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Avaya or Merger Sub; (2) a person or entity acting on behalf of Avaya, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Avaya, Merger Sub or any of the foregoing.  If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or Mr. Rael Kolevsohn, Adv., our General Counsel.

A bank, broker, trustee or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners.  However, such bank, broker, trustee or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Ordinary Shares held by a bank, broker, trustee or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker, trustee or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

As more fully described under “The Merger Agreement – Ancillary Agreements”, in connection with the Merger, Mr. Zohar Zisapel, the chairman of our Board of Directors and a principal shareholder of our company, Mr. Yehuda Zisapel (Zohar Zisapel's brother), RAD Data Communications Ltd., or RAD Data (an entity controlled by both Messrs. Zohar and Yehuda Zisapel), RADbit, Inc. (an entity controlled by Yehuda Zisapel), Lomsha Ltd. and Michael and Klil Holdings (93) Ltd. (entities controlled by Zohar Zisapel), and Mr. Boaz Raviv, our company's chief executive officer, currently holding, in the aggregate, approximately 33.3% of our issued and outstanding Ordinary Shares, or together, the Principal Company Shareholders, have each entered into a Voting Agreement (including an irrevocable proxy) with Avaya under which such Principal Company Shareholder has agreed, among other things, to vote all of the Ordinary Shares owned by such Principal Company Shareholder in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby and against any alternative transaction (except if the Merger Agreement is terminated in accordance with its terms or is amended, without the prior consent of such Principal Company Shareholder, to reduce the Merger Consideration in any respect or in a manner that is materially adverse to us or our shareholders).

Quorum Requirements

The presence of at least two shareholders, holding at least one-third of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. As a result of the Voting Agreements entered into between the Principal Company Shareholders and Avaya, we expect to have a quorum at the Meeting. If within half an hour (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day falls on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person, by proxy or by written ballot will constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters, such as the Merger Proposal and the matters covered under Item 2 and Item 3 on the agenda. Broker non-votes will count for purposes of determining whether a quorum is present at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Adjournment and Postponement

Although we do not expect this to occur, if a quorum is not present at the Meeting, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Rael Kolevsohn, Adv., our General Counsel for guidance at +972-3-767-9394.

Page
Market Price Information	80
Independent Public Accountants	81
Where You Can Find More Information	81
Item 2 – Approval of an Amendment to the Indemnification Agreements Between Us and Our Directors and Certain Officers	82
Item 3 – Approval of an Increase in the Aggregate Coverage Available Under our Current Directors’ and Officers’ Liability Insurance Policy from $15,000,000 to $30,000,000	84
Other Matters	85
Appendix A Merger Agreement	A-1
Appendix B Opinion of Jefferies & Company, Inc.	B-1
Appendix C Form of Voting Agreement	C-1
Appendix D Form of Indemnification Agreement	D-1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting.  These questions and answers may not address all the questions that may be important to you as a shareholder of Radvision.  Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 81.

Q:	What is the proposed Merger?

A:
The proposed Merger is the transaction pursuant to which Radvision will be acquired by Avaya.  Following the completion of the Merger, Radvision will become a private company and an indirect, wholly-owned subsidiary of Avaya.

Q:	What will I receive upon completion of the Merger?

A:
Upon completion of the Merger, you will be entitled to receive $11.85 in cash, without interest and less any applicable withholding tax, for each of your Ordinary Shares issued and outstanding as of the effective time of the Merger.

Although Radvision will be the surviving company in the Merger, you will not have or receive any shares in the surviving company in connection with the Merger nor will you have any other ownership interest in the surviving company following the completion of the Merger.

Q:	When and where is the Meeting?

A:
The Meeting will be held on Monday, April 30, 2012, at 10:00 a.m. (Israel time) and at any time to which the Meeting is adjourned.  The Meeting will be held at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on three items. First, you are being asked to approve the Merger Proposal, which is a proposal to approve and adopt the Merger Agreement and to approve the Merger and the other transactions contemplated by the Merger Agreement (Item 1 on the agenda). Second, you are being asked to approve amendments to the indemnification agreements of our directors and officers (Item 2 on the agenda). Third, you are being asked to approve an increase in the amount of our directors' and officers' liability insurance (Item 3 on the agenda). No other matters will come before the Meeting.

Q:	What vote is required for our shareholders to approve the Merger Proposal?

A:
Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes).

If Avaya, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Avaya or Merger Sub (any such person or entity is described in this paragraph as an "Avaya Affiliate") holds Ordinary Shares, then, solely with respect to Item 1 on the agenda, there is an additional requirement that a majority of the shares that are present and voting (not including abstentions) at the Meeting in person or by proxy (excluding Avaya, Merger Sub, any Avaya Affiliate, or anyone acting on their behalf, including their family members or entities under their control) will not have voted against the Merger.

In connection with the Merger, the Principal Company Shareholders currently holding, in the aggregate, approximately 33.3% of our issued and outstanding Ordinary Shares have each entered into a Voting Agreement (including an irrevocable proxy) with Avaya under which each Principal Company Shareholder has agreed, among other things, to vote all of the Ordinary Shares owned by such shareholder in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby and against any alternative transaction (except if the Merger Agreement is terminated in accordance with its terms or is amended, without the prior consent of such shareholder, to reduce the Merger Consideration in any respect or in a manner that is materially adverse to us or our shareholders).

Q:	What consideration will Zohar Zisapel, Yehuda Zisapel or any other Principal Company Shareholder receive in connection with the Merger?

A:
Each Principal Company Shareholder will be entitled to receive the same consideration as any other holder of Ordinary Shares — $11.85 per share. In addition, Principal Company Shareholders who hold vested and exercisable options will, like other holders of such options, be entitled to receive the Option Consideration (which is explained below).

Q:	Did any of Zohar Zisapel, Yehuda Zisapel or any other Principal Company Shareholder receive any additional consideration in exchange for entering into the Voting Agreement?

A:	No.

Q:	Did Zohar Zisapel receive any additional consideration in exchange for entering into the Non-Competition and Non-Solicitation Agreement?

A:	No.

Q:	How does our Board of Directors recommend that I vote?

A:
Our Board of Directors, following the unanimous approval of our Audit Committee, has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of the Merger Proposal.  Our Board of Directors also recommends that you vote for the other two proposals to be voted on at the Meeting.

Q:	Why is our Board of Directors recommending that I vote for approval of the Merger Proposal?

A:
Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger—Background of the Merger” beginning on page 32 and “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 34.

Q:	If the Merger is completed, when can I expect to receive the Merger Consideration for my shares? Should I send my share certificates now?

A:
Once all conditions to the closing of the Merger are satisfied, we will be able to effect the closing of the Merger. At closing, payment will be made by Avaya to a paying agent reasonably acceptable to us. As promptly as practicable after the Merger is completed, and not later than the fourth business day thereafter, the paying agent will send each holder of record immediately prior to the effective time of the Merger a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares and any other documentation required to facilitate payment in exchange for the Merger Consideration for each Ordinary Share you hold. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The paying agent will send the Merger Consideration to you as promptly as practicable following its receipt of your share certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your bank, broker, trustee or nominee, you will receive instructions from your bank, broker, trustee or nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger Consideration.

Q:	What are the material tax consequences of the Merger

A:
In general, if you are a "U.S. Holder" (as defined in the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—United States Federal Income Tax Consequences” beginning on page 46), the Merger will be a taxable transaction for U.S. federal income tax purposes. Since we believe that there is a substantial risk that we have been a “passive foreign investment company,” the U.S. federal income tax consequences of the Merger to a U.S. Holder are likely to be materially worse than such tax consequences had we never been a passive foreign investment company.

Your receipt of cash as a result of the Merger will also generally be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, subject to specified conditions, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 25%), unless an exemption or relief is provided from such withholding tax. Our company and Avaya have agreed to request a ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to certain holders of Ordinary Shares that are non-Israeli residents, but there can be no assurance that such ruling will be obtained, and if obtained, what will be its terms.

You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 46.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as possible. Several conditions must be satisfied or waived before the Merger is completed.  See the section of this document titled “The Merger Agreement—Conditions to the Merger” for a summary description of these conditions. We expect to complete the Merger during the second quarter of calendar year 2012, but because the Merger is subject to certain closing conditions, some of which are beyond our and Avaya’s control, the exact timing cannot be predicted. The Merger Agreement may be terminated by either party if the Merger is not completed by August 14, 2012.

Q:	What effects will the proposed Merger have on our company?

A:
As a result of the proposed Merger, we will cease to be a publicly traded company and will be a privately-held company that is an indirect, wholly-owned subsidiary of Avaya.  You will no longer have any economic interest in our future earnings or growth.  Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the Israeli Securities Law – 1968, as amended, or the Securities Law, will be terminated upon application to the SEC and the Israeli Securities Authority, or the ISA, respectively.  In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market, or NASDAQ and the Tel Aviv Stock Exchange, or the TASE.

Q:	What happens if the Merger is not completed?

A:
If the Merger Agreement is not approved and adopted by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any payment for their Ordinary Shares.  Instead, we will remain an independent public company and our Ordinary Shares will continue to be listed on NASDAQ and the TASE.  Under circumstances specified in the Merger Agreement, we or Avaya may be required to pay the other party a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 74.

Q:	What do I need to do now?

A:
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 81.

Q:	How do I vote?

A:
If you are a registered shareholder, you should indicate on the enclosed proxy card how you want to vote by completing, signing and mailing the proxy card in the enclosed, postage-paid envelope. If your shares are held in “street name”, you should follow the voting instructions provided by your bank, broker, trustee or nominee. If you are a registered shareholder, whether or not you submit a proxy, you may attend the Meeting and vote your shares in person. If your shares are held in “street name” you will need to obtain a proxy from your bank, broker, trustee or nominee in order to vote your shares in person at the Meeting.

Q:	What do I do if I want to change my vote?

A:
If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to us c/o Mr. Rael Kolevsohn, our General Counsel at our executive offices, or by granting a new proxy bearing a later date, provided, in each such case, that such notice of revocation or new proxy, as applicable, is received by us no later than 48 hours prior to the Meeting, or by attending the Meeting and voting in person.  If your shares are held in street name, you may change your vote by complying with the procedures for doing so established by your broker, bank, trustee or nominee. If you have obtained a legal proxy from your bank, broker, trustee or nominee giving you the right to vote your Ordinary Shares, you may change your vote by attending the Meeting and voting in person.

Q:	If my shares are held in “street name” by my bank, broker, trustee or nominee, will my bank, broker, trustee or nominee vote my shares for me?

A:
Your bank, broker, trustee or nominee will vote your shares only if you provide instructions to your bank, broker, trustee or nominee on how to vote and provided you do so within ample time before the Meeting. You should follow the procedures provided by your bank, broker, trustee or nominee regarding the voting of your shares (including the timing to do so) and be sure to provide your bank, broker, trustee or nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker, trustee or nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business (4:00 p.m. E.D.T.) on March 28, 2012, the record date for the Meeting, are entitled to vote at the Meeting. As of March 26, 2012, there were 18,632,043 Ordinary Shares issued and outstanding (which excludes 3,884,180 Ordinary Shares held in treasury).

Q:	What happens if I sell my shares before the Meeting?

A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed.  If you transfer your Ordinary Shares after the record date but before the Meeting you will retain your right to vote at the Meeting but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares.  In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	How will the Merger affect stock options issued by Radvision to acquire Ordinary Shares?

A:
Under the terms of the Merger Agreement, each outstanding option that is vested and exercisable as of the effective time of the Merger will be cancelled and converted into the right to receive a cash payment equal to the Option Consideration for each Ordinary Share then subject to such stock option. The term "Option Consideration" means, with respect to each of our Ordinary Shares subject to a stock option, an amount equal to $11.85 minus the exercise price payable in respect of such Ordinary Share subject to such stock option.  For additional information, see the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital” beginning on page 58.  All other options outstanding as of the effective time of the Merger will be cancelled and terminated and no consideration will be paid in exchange for such options.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:
If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact Mr. Rael Kolevsohn, Adv., our General Counsel, at our executive offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel; telephone number: +972-3-767-9394.

ITEM 1 – APPROVAL OF THE MERGER PROPOSAL

Required Vote:

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting where a quorum is present and voting on such matter (not including abstentions and broker non-votes).

However, if Avaya, Merger Sub or any Avaya Affiliate holds shares in Radvision, then there is an additional requirement that a majority of the shares that are present and voting (not including abstentions) at the Meeting in person or by proxy (excluding Avaya, Merger Sub, any Avaya Affiliate, or anyone acting on their behalf, including their family members or entities under their control) will not have voted against the Merger.

Upon the approval of the Merger Proposal the following resolution will be deemed to have been approved and adopted at the Meeting:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

The Board of Directors recommends a vote “FOR” approval and adoption of the Merger Proposal.

SUMMARY

This Summary highlights selected information from this Proxy Statement about the Merger Proposal and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled "Where You Can Find More Information" beginning on page 81. Each item in this Summary includes a page reference directing you to a more complete description of that topic.  Throughout this Proxy Statement, all references to "Radvision," "we," "us," "our" or words of like import are references to RADVISION Ltd. and its subsidiaries, and all references to "$” are to United States dollars.

The Parties to the Merger (Page 31)

We are a leading provider of high quality, scalable and easy-to-use products and technologies for unified visual communications, including video network infrastructure, developer tools, and HD room, desktop and mobile video conferencing systems.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide using our Technology Business Unit products, including Alcatel-Lucent, Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize (acquired by Logitech), Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia and Technicolor (formerly Thomson).  Thousands of enterprises around the world and dozens of telecommunications operators are using our products, video conferencing systems and solutions.

Avaya is a privately held Delaware corporation that was incorporated in February 2000. Avaya is a leading global provider of next-generation business collaboration and communications solutions that bring people together with the right information at the right time in the right context, enabling business users to improve their efficiency and quickly solve critical business challenges. Avaya’s principal executive offices are located at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920, and its telephone number is (908) 953-6000.

Merger Sub is an Israeli company and a wholly-owned indirect subsidiary of Avaya formed solely for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

The Merger (Page 32)

The Merger Agreement provides that Merger Sub will merge with and into our company, with Radvision continuing as the surviving company, or the Surviving Company. In the Merger, each of our Ordinary Shares issued and outstanding as of the effective time of the Merger, other than the Ordinary Shares held by Avaya or us or any direct or indirect wholly-owned subsidiary of either our company or Avaya (which shares, immediately prior to the effective time of the Merger will automatically be cancelled with no consideration delivered in exchange therefor) will be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $11.85. The Merger Consideration is more fully described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital” beginning on page 58. Upon completion of the Merger, our Ordinary Shares will no longer be listed on the NASDAQ or the TASE.

Effect on Share Capital (Page 58)

If the Merger is completed, you will be entitled to receive the Merger Consideration, without interest and less any applicable withholding taxes, for each Ordinary Share owned by you as of the effective time of the Merger.  As a result of the Merger, we will become a private company and an indirect, wholly-owned subsidiary of Avaya and will cease to be a publicly traded company. You will not receive any shares of the Surviving Company in connection with the Merger nor will you have any ownership interest in the Surviving Company following the completion of the Merger.

Stock Options (Page 58)

Under the terms of the Merger Agreement, each outstanding option that is vested and exercisable as of the effective time of the Merger will be cancelled and converted into the right to receive a cash payment equal to the Option Consideration for each Ordinary Share then subject to such stock option. The term "Option Consideration" means, with respect to each of our Ordinary Shares subject to a stock option, an amount equal to the Merger Consideration less the exercise price payable in respect of such Ordinary Share subject to such stock option.  All other options outstanding as of the effective time of the Merger will be cancelled and terminated and no consideration will be paid in exchange for such options.

For additional information about the treatment of stock options, see the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital” beginning on page 58.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors (Page 34)

Audit Committee.  Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Merger is fair to and in the best interests of our company and our shareholders and recommended that the Board of Directors approve the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital.”

Board of Directors. Our Board of Directors, following the approval of our Audit Committee, has (i) determined that the Merger is fair to and in the best interests of our company and our shareholders, (ii) unanimously approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital,” (iii) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (iv) directed management to call the Meeting and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that our shareholders approve and adopt the Merger Agreement, and approve the Merger and the other transactions contemplated by the Merger Agreement.

For a discussion of the material factors considered by the Audit Committee and Board of Directors in reaching their conclusions, see “The Merger—Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 34.

The Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Opinion of Our Financial Advisor (Page 38)

In connection with the Merger, our Board of Directors received a written opinion, dated March 14, 2012, from Jefferies & Company, Inc., or Jefferies, our financial advisor, as to the fairness, from a financial point of view, as of the date of such opinion, of the Merger Consideration to the holders of Ordinary Shares.  The full text of Jefferies' written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Proxy Statement as Appendix B.

Jefferies' opinion relates only to the fairness, from a financial point of view, of the Merger Consideration of $11.85 in cash per Ordinary Share as of the date of the opinion and does not address any other aspect of the Merger.  The opinion does not address the relative merits of the Merger as compared to alternative business strategies that might exist with respect to Radvision or Radvision’s underlying business decision to effect the Merger, nor does the opinion constitute a recommendation as to how any shareholder should vote on the Merger or as to how any shareholder should vote or act with respect to any of the matters relating to the Merger.  Jefferies' opinion was provided solely for the benefit of our Board of Directors in connection with, and for the purpose of, its evaluation of the Merger and may not be relied upon by Avaya or Merger Sub (or any third party, including any shareholder of our company).

No Appraisal Rights (Page 46)

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.

Financing of the Merger (Page 46)

If the Merger is consummated, we currently estimate that Avaya will pay approximately $230 million in aggregate consideration to our shareholders and option holders in connection with the Merger pursuant to the terms of the Merger Agreement.  Avaya represented that it had at the time of signing the Merger Agreement, and at the Effective Time will have, available cash or existing borrowing facilities that together are sufficient to enable it to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements.  There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger (Page 46)

United States Federal Income Tax Consequences

In general, if you are a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—United States Federal Income Tax Consequences” beginning on page 46), the Merger will be a taxable transaction to you for U.S. federal income tax purposes. Since we believe that there is a substantial risk that we have been a “passive foreign investment company,” the U.S. federal income tax consequences of the Merger to a U.S. Holder are likely to be materially worse than such tax consequences had we never been a passive foreign investment company.

The tax consequences of the Merger to each Ordinary Shareholder will depend on such shareholder’s particular facts and circumstances. If you are a U.S. Holder, you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—United States Federal Income Tax Consequences” beginning on page 46.

Israeli Income Tax Consequences

Your receipt of cash in exchange for your Ordinary Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, subject to specified conditions, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 25%), unless an exemption or relief is provided from such withholding tax. If you are a U.S. Holder, any withheld amount may, subject to the limitations in U.S. tax laws applicable to foreign tax credits, be credited against your U.S. federal income tax liability. We and Avaya have agreed to request a ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to certain holders of Ordinary Shares that are non-Israeli residents, but there can be no assurance that such ruling will be obtained, and if obtained, what will be its terms. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—Israeli Income Tax Consequences” beginning on page 50.

Regulatory Matters (Page 52)

In connection with the Merger, we are required to obtain the written approval of the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor, or the OCS, for the transfer of our OCS supported technology outside of Israel, free of any restrictions and conditions provided in the Israeli Encouragement of Industrial Research and Development Law, 1984 and the regulations and rules promulgated thereunder, or the OCS Approval (and Avaya will pay the OCS the amounts determined by the OCS to be paid thereto as a condition for grating the OCS Approval).  A letter requesting such approval was sent to the OCS on March 21, 2012, and we expect to receive the provisional approval of the OCS within the next few weeks.  We are also required to make certain filings with certain other regulatory authorities.  See the section of this Proxy Statement entitled “The Merger—Regulatory Matters” beginning on page 52.

Except for the approvals and certificates described under the section of this Proxy Statement entitled “The Merger—Regulatory Matters” beginning on page 52, we are not aware of any license or regulatory permit that would be required from us in order to consummate the Merger, including any requirement to file any notification forms with (1) the United States Federal Trade Commission or the FTC, and the Antitrust Division of the United States Department of Justice, or the DOJ, as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations thereunder, or (2) the Israeli Restrictive Trade Commissioner, or the IRT Commissioner, as may be required by the Israeli Restrictive Trade Law, 1988, or the IRT Law, and the rules and regulations thereunder. However, there can be no assurance that a challenge to the Merger on antitrust grounds or otherwise will not be made or, if such a challenge is made, that it would not be successful.

The Merger will become effective following the fulfillment (or waiver, to the extent permitted under applicable law) of all conditions precedent set forth in the Merger Agreement, the receipt of all of the required governmental and regulatory approvals and the issuance of the Merger Certificate by the Israeli Companies Registrar.

Interests of our Officers and Directors in the Merger (Page 54)

In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest, including, among others:

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certain of our officers will be entitled to certain benefits (cash payments, restricted stock units, or RSUs, and options of an affiliate of Avaya, increase of salary), pursuant to a Retention Plan that was established in connection with the future service to be provided by such individuals subsequent to the Merger;

-	certain of our officers will receive a special cash bonus in connection with the consummation of the Merger;

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immediately prior to  closing of the Merger the vesting schedule of a portion of the unvested company options held by certain officers, will accelerate pursuant to their existing terms and such options will be cancelled and converted into the right to receive a payment equal to the Option Consideration;

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Avaya has agreed to (i) cause the Surviving Company to maintain for a period of twelve months after the effective time of the Merger, our company benefit plans in effect on the date of the Merger Agreement or to provide benefits to each current employee of our company and our subsidiaries that are, taken as a whole, substantially equivalent in the aggregate to such employees in comparison to those benefits that are in effect and applicable to such employees on the date of the Merger Agreement, (ii) credit our employees with their respective years of service in regards to their eligibility, vesting and benefit accrual under our benefit plans, and (iii) honor our employment, severance and termination agreements with our employees;

-	indemnification arrangements for our directors and officers as of immediately prior to the effective time of the Merger will be continued if the Merger is completed; and

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with the prior written consent of Avaya, we may purchase prior to the effective time of the Merger a directors’ and officers’ liability insurance policy, or a so-called "tail insurance" policy, or alternatively, if such "tail insurance" is not purchased, Avaya has undertaken in the Merger Agreement to continue liability insurance coverage for our directors and officers for a period of 7 years after the effective time of the Merger, providing at least the same coverage as currently provided under the existing directors' and officers' liability insurance policy.

For additional details, see “The Merger – Interests of our Officers and Directors in the Merger” beginning on page 54.

Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their respective decisions to approve the Merger Agreement and the Merger.

Ancillary Agreements (Page 76)

In connection with the Merger, the Principal Company Shareholders currently holding, in the aggregate, approximately 33.3% of our issued and outstanding Ordinary Shares have each entered into a Voting Agreement (including an irrevocable proxy) with Avaya under which each such shareholder has agreed, among other things, to vote all of the Ordinary Shares owned by such shareholder in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby and against any alternative transaction (except if the Merger Agreement is terminated in accordance with its terms or is amended, without the prior consent of such shareholder, to reduce the Merger Consideration in any respect or in a manner that is materially adverse to us or our shareholders).

In addition, in connection with the Merger, Avaya, Merger Sub and Mr. Zohar Zisapel, the chairman of our Board of Directors and a principal shareholder, entered into a Non-Competition and Non-Solicitation Agreement.

The Principal Company Shareholders did not receive any additional consideration in connection with entering into the Voting Agreements and Mr. Zohar Zisapel did not receive any additional consideration in connection with entering into the Non-Competition and Non-Solicitation Agreement.

For purposes of this Proxy Statement, "Ancillary Agreements" mean the Voting Agreements, the Non-Competition and Non-Solicitation Agreement and the other agreements and instruments executed and delivered in connection with the Merger Agreement.

Conditions to the Completion of the Merger (Page 70)

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

(i)            the approval of the Merger by our shareholders;

(ii)           any waiting period under any applicable antitrust laws must have been terminated or must have expired, any consents required to be obtained prior to the closing of the Merger under any applicable antitrust laws must have been obtained and any filings required to be made prior to the closing of the Merger under any applicable antitrust laws must have been made;

(iii)          at least 50 days must have elapsed after the filing of the merger proposals with the Israeli Companies Registrar and at least 30 days must have elapsed from the approval of the Merger by the shareholders of each of our company and the Merger Sub;

(iv)          we and Merger Sub must have received the Merger Certificate from the Israeli Companies Registrar; and

(v)           no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

Conditions to Avaya’s and Merger Sub’s Obligations. The obligation of Avaya and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

(i)            the representations and warranties made by us in the Merger Agreement relating to (a) our organization, good standing, qualification, and organizational documents, (b) our capitalization and (c) our authority to execute and perform the Merger Agreement and the due authorization thereof must be true and correct as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty must be true and correct on and as of such other date);

(ii)           the representations and warranties made by us in the Merger Agreement relating to (a) our intellectual property and (b) taxes must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct in all material respects on and as of such other date);

(iii)          the other representations and warranties made by us in the Merger Agreement must be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Material Adverse Effect” beginning on page 63) as of the date of the Merger Agreement and as of the closing date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties must be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

(iv)          we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

(v)           there shall not be pending or threatened any proceeding by any governmental entity that has a reasonable likelihood of success (i) challenging the acquisition by Avaya or Merger Sub of any of our Ordinary Shares, seeking to prohibit the consummation of the Merger or any other transaction contemplated by the Merger Agreement or seeking to obtain from us, Avaya or Merger Sub any damages that are material in relation to us and our subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by our company, Avaya or any of our respective subsidiaries of any material portion of the business or assets of Radvision, Avaya or any of our respective subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Avaya to acquire or hold, or exercise full rights of ownership of, our Ordinary Shares, including the right to vote the Ordinary Shares purchased by it on all matters properly presented to our shareholders, (iv) seeking to prohibit Avaya or any of its subsidiaries from effectively controlling in any material respect the business or operations of our company or our subsidiaries, or (v) seeking to impose damages on Avaya, us or any of our respective subsidiaries as a result of the transactions contemplated by the Merger Agreement in amounts that are material in relation to Radvision or the transactions;

(vi)          from the date of the Merger Agreement until the closing date there must not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(vii)         Avaya shall have received written resignation letters from each of the members of our and our subsidiaries' board of directors, or other evidence of their removal, effective as of the later of the closing or the appointment of at least one Avaya-nominated director;

(viii)        as of the effective time of the Merger we must not have any indebtedness for borrowed money;

(ix)          we shall have obtained the OCS Approval, except if the failure to obtain such approval results from a requirement to pay the OCS money as a condition for such approval and Avaya does not assume such payment; and

(x)           we must deliver to Avaya certificates to the effect of the foregoing conditions (i), (ii), (iii), (iv) and (viii).

Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

(i)            the representations and warranties made by Avaya and Merger Sub in the Merger Agreement relating to (a) their organization, good standing and qualification and (b) their authority to execute and perform the Merger Agreement and the due authorization thereof must be true and correct as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty must be true and correct on and as of such other date); and

(ii)           the other representations and warranties made by Avaya and Merger Sub in the Merger Agreement must be true and correct (disregarding any qualifications as to materiality or material adverse effect contained therein), as of the date of the Merger Agreement and as of the closing date as though made on the closing date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or material adverse effect contained therein) on and as of such other date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Avaya or Merger Sub’s ability to perform their obligations under the Merger Agreement or consummate the Merger; and

(iii)          Avaya and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

(iv)          Avaya must deliver to us at the closing a certificate to the effect of the foregoing conditions (i), (ii) and (iii).

Restrictions on Solicitation of Other Offers (Page 67)

The Merger Agreement provides for a no-solicitation provision, or the No-Shop Provision, pursuant to which we agreed that upon execution of the Merger Agreement we and our subsidiaries and our respective officers, directors and employees immediately cease all discussions and negotiations with other potential third parties regarding any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (as defined in the section of this Proxy Statement entitled "The Merger Agreement – Restrictions on Solicitations of Other Offers" beginning on page 67). We also agreed to request that such third parties with whom we have had such discussions or negotiations or with whom we have entered into a confidentiality, standstill or similar agreement destroy or return all nonpublic information regarding Radvision in their possession provided in connection with their consideration of any potential Company Takeover Proposal. In addition, the Merger Agreement provides that neither we nor any of our subsidiaries nor any of our respective officers, directors or representative shall:

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solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal;

-	enter into any agreement with respect to any Company Takeover Proposal; or

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participate in any discussions or negotiations, or furnish any information or access to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by any person in connection with or in response to a Company Takeover Proposal.

In addition, the Merger Agreement provides that our Board of Directors will not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Avaya or Merger Sub, the approval or recommendation by the Board of Directors of the Merger Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal, except in certain circumstances set forth in the Merger Agreement, will be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract or instrument constituting or relating to any Company Takeover Proposal, or any other contract or instrument that would require us to abandon, terminate or breach any of our obligations under the Merger Agreement, or that would prevent us from consummating the transactions contemplated by the Merger Agreement, (iii) take any action inconsistent with the Board of Directors' recommendation, or (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which we or any Company Subsidiary is a party.

Notwithstanding the foregoing, in the event we have complied with all of our obligations and our Board of Directors receives a Superior Company Proposal (as defined in the section of this Proxy Statement entitled "The Merger Agreement – Restrictions on Solicitations of Other Offers" beginning on page 67), before receipt of the approval of the Merger by our shareholders, the Board of Directors may take a neutral position or no position with respect to such Superior Company Proposal if the Board of Directors determines in good faith based on the written advice of outside counsel that it is necessary to do so in order to comply with its fiduciary obligations under applicable law provided that certain specified conditions have been met.

Termination (Page 73)

Prior to the effective time of the Merger, Avaya and we can terminate the Merger Agreement under certain circumstances, including:

1.	By mutual written consent of Avaya, Merger Sub and us;

2.	By either Avaya or us if:

(i) the Merger is not consummated on or before August 14, 2012, or the Outside Date, provided that the terminating party shall not be permitted to terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date results from material breach by Avaya or Merger Sub (in the case of termination by Avaya) or Radvision (in the case of termination by Radvision) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any Ancillary Agreement;

(ii) our shareholders do not approve the Merger upon a vote at the Meeting;

(iii) any governmental authority issues any order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, except that if the issuance of such final, non-appealable order, decree, ruling or other action was primarily due to the failure of a party to perform any of its obligations under the Merger Agreement or any of the Ancillary Agreements then any termination by such party shall be deemed to be a termination by the other party, as applicable; or

(iv) any closing condition of such party provided in the Merger Agreement becomes incapable of being satisfied on or before the Outside Date, provided that the party seeking termination shall not be permitted to terminate the Merger Agreement if the failure of such condition results from material breach by Avaya or Merger Sub (in the case of termination by Avaya) or Radvision (in the case of termination by Radvision) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or in any Ancillary Agreement;

3.
By Avaya if we have breached or failed to perform in any material respect any of our representations, warranties or covenants contained in the Merger Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of certain closing conditions of Avaya and Merger Sub and (ii) cannot be or has not been cured within 45 calendar days after the giving of written notice to us of such breach;

4.	By Avaya if:

(i) our Board of Directors fails to reaffirm publicly and unconditionally its recommendation to our shareholders to approve the Merger within four days of Avaya's request to do so (which request may be made at any time following public disclosure of a Company Takeover Proposal), which public reaffirmation must also include the  unconditional rejection of such Company Takeover Proposal, provided that Avaya may not be entitled to terminate the Merger Agreement pursuant to this provision if our shareholders approve the Merger;

(ii) (a) we or any of our officers, directors or other representatives take any of the actions prohibited by the No-Shop Provision or (b) a Company Recommendation Change (as defined in the section of this Proxy Statement entitled "The Merger Agreement – Restrictions on Solicitations of Other Offers" beginning on page 67) shall have occurred; or

(iii) any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition prevents the enforcement of us paying the applicable company termination fee required under the Merger Agreement;

5.
By us if Avaya has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or any Ancillary Agreements, which breach or failure to perform (i) would give rise to the failure of certain of Avaya's closing conditions of and (ii) cannot be or has not been cured within 45 calendar days after the giving of written notice to Avaya of such breach; and

6.
By us if (i) all of the conditions to closing have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) we have notified Avaya in writing that we are ready, willing and able to consummate the transactions contemplated by the Merger Agreement, (iii) Avaya and Merger Sub fail to complete the closing when required under the Merger Agreement  and (iv) Avaya and Merger Sub fail to complete the closing within three (3) business days after the date of receipt of the notice contemplated by clause (ii) and we stood ready, willing and able to consummate the Merger through the end of such three (3) business day period.

Fees and Expenses (page 74)

The Merger Agreement requires that we pay Avaya a termination fee of $10,000,000, or the Company Termination Fee, or $3,000,000, or the Company Reduced Termination Fee, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 74.

The Merger Agreement requires that Avaya pay us a termination fee of $30,000,000, or the Avaya Termination Fee, or $15,000,000, or the Avaya Reduced Termination Fee, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 74.

All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

If either we or Avaya fail to pay in a timely manner the applicable termination fee, such amount will accrue interest for the period commencing on the date such amount became past due, and the party failing to pay such amounts will pay to the other party all of its costs and expenses (including attorneys' fees) in connection with its efforts to collect such amounts.

The applicable termination fee payable by Avaya, to the extent we are entitled to it, is the sole and exclusive remedy available to us in connection with termination of the Merger Agreement. We will only be entitled to the applicable termination fee payable by Avaya in the circumstances described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 74. Avaya and Merger Sub are entitled to all remedies available at law or equity, including seeking an order of specific performance against us, except that if the Merger Agreement is terminated by Avaya in the circumstances described in paragraphs 3 and 4 under “Termination” above, the applicable termination fee payable by us is the sole and exclusive remedy available to Avaya and Merger Sub in connection with such termination. We are not entitled to any remedy in connection with any failure of the Merger to occur or any breach by Avaya or Merger Sub of the Merger Agreement except after termination of the Merger Agreement, and only to the extent such termination entitles us to the Avaya Termination Fee or the Avaya Reduced Termination Fee. We are not entitled to any remedy (including specific performance) prior to termination of the Merger Agreement.

Market Price Information (Page 80)

Our Ordinary Shares are publicly traded on NASDAQ and on the TASE under the symbol “RVSN.”  On March 14, 2012, the last full trading day prior to the public announcement of the Merger, the closing price for our Ordinary Shares on the NASDAQ was $11.20 per share and the closing price for our Ordinary Shares on the TASE was NIS 39.39 per share (or $10.40 per share, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on March 14, 2012).  For the 90 trading days prior to and including March 14, 2012, the weighted average closing price of our Ordinary Shares was $8.33 per share on the NASDAQ and NIS 31.17 per share (or $8.25 per share, based on the average daily exchange rate between the U.S. dollar and the NIS published by the Bank of Israel for such period.  On March 26, 2012, the most recent practicable date before this Proxy Statement was printed, the closing price for our Ordinary Shares was $11.70 per share on the NASDAQ and NIS 43.50 per share (or $11.65 per share, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on March 26, 2012) on the TASE.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements” on page 30, you should carefully consider the following risk factors in determining how to vote at the Meeting.  The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions as described below in the section of this Proxy Statement entitled "The Merger Agreement -- Conditions to the Completion of the Merger"; beginning on page 70.  No assurance can be given that each of the conditions will be satisfied.  In addition, the Merger Agreement may be terminated under the circumstances as described below in the section of this Proxy Statement entitled "The Merger Agreement -- Termination"; beginning on page 73.

If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

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we may be required to pay the Company Termination Fee of $10,000,000 or the Company Reduced Termination Fee of $3,000,000, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement—Fees and Expenses” beginning on page 74;

-	we will be required to pay certain costs relating to the Merger, including substantial legal and accounting fees, whether or not the Merger is completed;

-	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

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under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

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during the period before completion of the Merger our management’s attention, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company will be diverted from our day−to−day business, and there may also be unavoidable disruptions to our relationships with our employees, customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the market price of our Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger– Interests of our Officers and Directors in the Merger”.  These interests could cause management or members of our Board of Directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.  If as a result there is a “Company Material Adverse Effect”, as defined in this Proxy Statement, in certain circumstances Avaya may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

-	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

-	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

-	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with our company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, including in connection with a change in recommendation to our shareholders regarding the Merger and the Merger Agreement, we will be obligated to pay Avaya a termination fee of up to $10 million.  This could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by August 14, 2012, either we or Avaya may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions as described below in the section of this Proxy Statement entitled "The Merger Agreement -- Conditions to the Completion of the Merger"; beginning on page 70 and set forth in the Merger Agreement attached to and included in this Proxy Statement as Appendix A.  Certain of these conditions are beyond our control.  In addition, the Merger cannot be consummated until after the completion of a 30 consecutive day period commencing on the date on which the approval of the Merger Agreement and the Merger Proposal by our shareholders has been obtained.  If the Merger has not been completed by August 14, 2012, either we or Avaya may terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the sections of this Proxy Statement entitled “Introduction,” “Questions and Answers about the Transaction,” “Summary,” “Risk Factors,” “The Merger,” “Opinion of Our Financial Advisor” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this Proxy Statement, these statements are subject to risks, uncertainties, and other factors, including, among others:

-	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

-	the costs and outcome of any legal proceedings that may be instituted against Radvision and others relating to the Merger Agreement;

-	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Merger;

-	the failure of the Merger to close for any other reason;

-	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger;

-	the ability to recognize the benefits of the Merger;

-	the distraction of our management resulting from the proposed transaction; and

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other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 81.

Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, shareholders and prospective investors should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

We were incorporated under the laws of the State of Israel in January 1992 and commenced sales of our products in 1994.  We are a public limited liability company under the laws of the State of Israel and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone number is +972-3-767-9300.

We are a leading provider of high quality, scalable and easy-to-use products and technologies for unified visual communications, including video network infrastructure, developer tools, and HD room, desktop and mobile video conferencing systems.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide using our Technology Business Unit products, including Alcatel-Lucent, Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize (acquired by Logitech), Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia and Technicolor (formerly Thomson).  Thousands of enterprises around the world and dozens of telecommunications operators are using our products, video conferencing systems and solutions.

Our Ordinary Shares were listed on the NASDAQ Global Market from our initial public offering on March 14, 2000 until July 1, 2006, at which date the listing of our Ordinary Shares was transferred to the NASDAQ Global Select Market  (symbol: RVSN).  Since October 20, 2002, our Ordinary Shares have also been traded on the TASE (symbol: RVSN).   As of December 31, 2011, we had total assets of $137.8 million, total liabilities of $35 million and total shareholders' equity of $102.8 million. In the year ended December 31, 2011 we had revenues of $78 million and a net loss of $23.4 million.

For more information about our company, please visit our website at www.radvision.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 81.

Avaya

Avaya is a privately held Delaware corporation that was incorporated in February 2000. Avaya is a leading global provider of next-generation business collaboration and communications solutions that bring people together with the right information at the right time in the right context, enabling business users to improve their efficiency and quickly solve critical business challenges. Avaya’s principal executive offices are located at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920, and its telephone number is (908) 953-6000.

Additional information regarding Avaya can be found at www.avaya.com. The information provided on Avaya's website is not part of this Proxy Statement, and therefore is not incorporated by reference.

Merger Sub

Sonic Acquisition Ltd., or Merger Sub, is an Israeli company and a wholly-owned indirect subsidiary of Avaya formed solely for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will merge with us and will cease to exist, and we will continue as the Surviving Company.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

In the past several years, we focused on developing our strategies of growing our market share, substantiating our brand name and enhancing our product and services portfolio.   However, our Board of Directors has periodically reviewed a variety of business strategies, including possible business combinations, with our senior management. These reviews took account of our financial performance and market, economic, competitive and other conditions. During these discussions, our Board of Directors and management have also noted the challenges of continuing on the path as an independent public company, operating in both a highly competitive and consolidating market.

In December 2010, a potential strategic buyer that is a multinational corporation, or Party A, submitted an unsolicited offer to acquire our operations for a total purchase price reflecting a purchase price of $10.00 per share. Our Board of Directors conducted several meetings in which it reviewed such offer, and, following consultation with Goldfarb Seligman & Co., or Goldfarb, our outside legal counsel, instructed management to explore it further. However, in February 2011, Party A notified us of its decision to discontinue its discussions with us on a potential acquisition and to open discussions with us regarding an OEM relationship.  Following extensive negotiations of an OEM agreement, Party A notified us in May 2011 that it had decided to pursue another business option and therefore wished to cease negotiations.

Between the second and fourth fiscal quarters of 2011 we had discussions with another multinational corporation, or Party B, with respect to a potential investment by it in our company as well as the option of an OEM relationship.  We were also informally approached by another potential strategic purchaser.  This approach did not materialize into advanced negotiations.

During the second and third fiscal quarters of 2011, we and Avaya held a number of informal discussions with respect to a potential transaction.  These discussions included in person meetings and presentations as well as oral communications.  On November 11, 2011, Avaya submitted an unofficial unsolicited non-binding offer to acquire our operations for a total purchase price reflecting a purchase price of $13.00 per share, subject to certain terms and conditions.

On November 15, 2011, we entered into an engagement agreement with Jefferies pursuant to which we engaged Jefferies as our financial advisor.  On November 17, 2011, our Board of Directors reviewed the proposal submitted by Avaya. At the meeting, our Board of Directors instructed senior management to further negotiate and attempt to improve the terms of the offer submitted by Avaya and to attempt to attract interest from other potential bidders.

On November 23, 2011, we and Avaya entered into a confidentiality agreement and we, Mr. Zohar Zisapel and Avaya entered into an exclusivity agreement.  The initial exclusivity period was from November 23, 2011 until January 12, 2012, which exclusivity period could be extended from time to time by mutual consent.  From November 23, 2011 and through March 14, 2012, Avaya and its representatives and advisors were granted access to various business, financial and legal materials of our company, and the parties and their respective advisors held numerous discussions regarding due diligence matters.

In addition, on November 23, 2011, following certain revisions to Avaya's latest version of its non-binding letter of intent, we and Avaya executed a revised non-binding letter of intent, which provided for, among other things an acquisition of all of our outstanding shares at a price per share of $13.00, subject to certain terms and conditions.

On December 1, 4 and 5, 2011, meetings were held at the offices of Meitar Liquornik Geva & Leshem Brandwein, or Meitar, outside counsel to Avaya, among representatives of our company and Avaya's management and Jefferies, Meitar, Goldfarb and members of PricewaterhouseCoopers, Avaya’s accounting advisors, to discuss the timeline and other key aspects of the proposed transaction.

On December 11, 2011, there was a media report in Israel regarding a potential transaction involving Radvision and Avaya.  Based on the advice of counsel, we determined not to issue a press release regarding the status of negotiations regarding a potential acquisition of all of our shares.

During the fourth fiscal quarter of 2011 we received a number of informal inquiries from various third parties as to our willingness to entertain a potential transaction.  None of these were deemed sufficiently serious by our Board of Directors.

On December 22, 2011, Sidley Austin LLP, or Sidley, outside counsel to Avaya, provided to the Company and its counsel a first draft of the Merger Agreement, which contained proposed terms of the potential acquisition. On February 20, 2012, Sidley also provided a first draft of the Voting Agreement that Avaya was requiring to be executed by principal shareholders of Radvision. On February 27, 2012, Sidley provided a first draft of a Non-Competition and Non-Solicitation Agreement that Avaya and Mr. Zohar Zisapel intended to execute concurrently with the execution of the Merger Agreement.

On January 12, 2012, the initial exclusivity period expired.  On February 1, 2012, Party B submitted materials for discussion of a potential stock for stock merger between us and a subsidiary of Party B that would be spun-off, whereby our shareholders would own approximately 10% of the combined company.  The materials also included an option whereby our shareholders would also receive partial cash in a transaction through the distribution of a portion of the cash held by us, as a dividend. Jefferies reviewed the financial aspects of Party B’s proposal and shared its views on the proposal with our senior management.  Our Board of Directors met to review such offer, and, following consultation with Goldfarb, instructed management to explore it further.  At the request of the Board of Directors, Jefferies contacted Party B’s financial advisors to inform them that, under Party B’s proposal, the ownership of the combined company by our shareholders would have to be materially improved to something in the 20% range in order for the proposal to warrant further consideration in light of our other potential strategic alternatives.  Party B’s financial advisors indicated that such an increase in the proposed ownership of the combined company by our shareholders would not be acceptable.  Despite some additional discussions we did not receive any substantive additional offers from Party B.

During the course of January, February and early March, we and Avaya, along with our and their respective representatives and advisors, negotiated the amount and form of merger consideration, the other terms of the Merger Agreement, the Voting Agreement and the Non-Competition and Non-Solicitation Agreement as well as other related agreements and transaction documents. These negotiations continued through the night of March 12, 2012 (NY time), or the morning of March 13, 2012 (Israel time). During this process, we negotiated, among other terms we considered important, (1) the reverse termination fee to be paid by Avaya, (2) the Avaya standstill obligation and non-solicitation of Company employees in certain circumstances where the Merger Agreement is terminated, and (3) the closing conditions to the obligation of Avaya to consummate the transaction.  In addition, we and Avaya agreed that the consideration per share in the Merger Agreement will be set at $11.85 per share.

On February 28, 2012, our Board of Directors received an update from management, Goldfarb and Carter Ledyard & Milburn LLP, or Carter, our outside legal counsel, on the status of the due diligence process as well as unresolved issues in the negotiations with Avaya, including an explanation of various matters relating to the proposed transaction and the Merger Agreement.

On March 14, 2012, our Audit Committee and Board of Directors held meetings to consider and approve the proposed Merger, the Merger Agreement and the transactions contemplated thereby. During such meeting, representatives of Goldfarb and Carter provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction (see under the heading “Interests of our Officers and Directors in the Merger” below), and the terms and conditions of the proposed transaction. Representatives of Jefferies reviewed with our Board of Directors a preliminary financial analysis of the proposed transaction as of that date.  Also at these meetings, Jefferies reviewed with our Board of Directors its financial analysis of the per share merger consideration and rendered to our Board of Directors an oral opinion, to the effect that, as of March 14, 2012 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $11.85 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Avaya, Merger Sub and their respective affiliates). Our General Counsel, together with  Goldfarb, explained the key changes made to the draft Merger Agreement during the past few days, and subsequently, our Audit Committee and Board of Directors approved, subject to the receipt of a written opinion from Jefferies, the Merger, the Merger Agreement and the transactions contemplated thereby and authorized management to execute the Merger Agreement upon the receipt of the written opinion from Jefferies.

In the evening of March 14, 2012 (Israel time), Jefferies furnished its written opinion to our Board of Directors, to the effect that, as of March 14, 2012 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $11.85 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Avaya, Merger Sub and their respective affiliates). Thereafter, the parties executed the Merger Agreement and Avaya and Mr. Zisapel executed the Non-Competition and Non-Solicitation Agreement, and Avaya, and Messrs. Zohar and Yehuda Zisapel and entities controlled by them and Boaz Raviv executed the Voting Agreements. On March 15, 2012, we issued a press release announcing the execution of the Merger Agreement and of the execution of Voting Agreements by certain principal shareholders of our company.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors

Our Audit Committee evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Audit Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is fair to and in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger.”

Our Board of Directors, following the approval of our Audit Committee, (i) determined that the Merger is fair to and in the best interests of our company and our shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “The Merger – Interests of our Officers and Directors in the Merger” and “The Merger Agreement – Effect on Share Capital,” (iii) determined that no reasonable concern exists that as a result of the Merger we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors, (iv) directed management to call a special meeting of shareholders and to take such other actions as are necessary to complete the Merger and (v) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Meeting.

In reaching these determinations, our Audit Committee and Board of Directors considered a number of factors, including the following: (i) the advice of our senior management and outside legal counsel, (ii) a variety of business, financial and market factors, (iii) in its opinion letter, dated March 14, 2012, to our Board of Directors, Jefferies opined that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $11.85 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Avaya, Merger Sub and their respective affiliates), and (iv) in the case of our Board of Directors, the unanimous approval of our Audit Committee.

In the course of reaching their determinations, our Audit Committee and Board of Directors also considered the following factors and potential benefits of the Merger, each of which the members of the Audit Committee and Board of Directors believed supported their respective decisions:

-	current and historical market prices for the Ordinary Shares and the fact that the Merger Consideration payable represents a significant premium to those historical prices;

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our Board of Directors' familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our company operates and our position in such markets;

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the financial opinion provided to our Board by Jefferies as to the fairness, from a financial point of view, of the Merger Consideration, as more fully described in the section of this Proxy Statement entitled “The Merger - Opinion of Our Financial Advisor” beginning on page 38;

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the fact that we considered for some time various strategic alternatives, including discussions with a number of potential buyers, and that the Merger provides a merger consideration that is clearly superior to the alternative proposals received;

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the possible alternatives to the Merger, including the prospects of continuing to operate as an independent entity and the risks and uncertainties associated with such alternatives, including the risks associated with our ability to meet our projections for future results of operations, compared to the certainty of our shareholders realizing in cash a fair value for their investment provided to them by the Merger and the costs and challenges associated with being a publicly traded company;

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recent developments in the industry in which we operate and the impact of such developments on the business and prospects of our company, including the continuing challenging business environment and the impact of consolidation among market participants and competitors;

-	the financial and other terms and conditions of the Merger Agreement and the fact that they were the product of arm’s-length negotiations between the parties;

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the fact that, in light of our financial position and that of Merger Sub, no reasonable concern exists that, as a result of the Merger, the Surviving Company will not be able to fulfill its obligations to its creditors;

-	the identity of Avaya, which is a reputable strategic buyer that has the means to consummate the Merger;

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the fact that the Merger will permit the merging companies to exploit opportunities that may have been unavailable to either of them separately due to the increased resources and use of their relative advantages and accumulated experience and knowledge;

-	the fact that the Merger is not subject to any financing condition;

-	the fact that the Merger Consideration is all cash, allowing shareholders to immediately realize a fair value for their investment;

-	the fact that the Merger Agreement is required to be submitted to our shareholders for approval, which allows for an informed vote by the shareholders on the merits of the Merger;

-	the fact that certain Principal Company Shareholders entered into voting agreements and support the Merger, which also increases the likelihood of our obtaining shareholder approval of the Merger;

-	certain terms of the Merger Agreement and related agreements, including:

o	the limited number and nature of the conditions to Avaya’s obligation to consummate the Merger;

o	substantial termination fees payable to us by Avaya in those circumstances described in the section of this Proxy Statement entitled “The Merger Agreement – Fees and Expenses” beginning on page 74;

o
Avaya has agreed to (i) cause the Surviving Company to maintain for a period of twelve months after the effective time of the Merger, our company benefit plans in effect on the date of the Merger Agreement or to provide benefits to each current employee of our company and our subsidiaries that are, taken as a whole, substantially equivalent in the aggregate to such employees in comparison to those benefits that are in effect and applicable to such employees on the date of the Merger Agreement, (ii) credit our employees with their respective years of service in regards to their eligibility, vesting and benefit accrual under our benefit plans, and (iii) honor our employment, severance and termination agreements with our employees; and

o
Avaya has agreed to continue our director and officer liability insurance policy, as in effect prior to the consummation of the Merger, for a period of seven years following the Merger or permit us to purchase immediately prior to the effective time of the Merger a "tail insurance" policy providing for substantially similar rights, and to cause the Surviving Company to honor all of our obligations pursuant to any indemnification agreements with each individual who is a party to our indemnification agreements, as more fully described in the section of this Proxy Statement entitled– “The Merger – Interests of our Officers and Directors in the Merger” beginning on page 54;

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the fact that, in the event that the Merger Agreement is terminated under certain circumstances, Avaya will not solicit, directly or indirectly, any of our or our subsidiaries' officers or employees for a period of eighteen months (subject to certain exceptions), as more fully described in the section of this Proxy Statement entitled “The Merger Agreement - Termination” beginning on page 73; and

-	the fact that the Merger Agreement is subject to the laws of the State of Israel and to the jurisdiction of courts of the State of Israel.

Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

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the risks and costs to us if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

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the presence of the No-Shop Provision (including the absence of a "fiduciary out" clause), which might have the effect of discouraging other parties potentially interested in acquiring our company from pursuing an acquisition of our company;

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the fact that certain representations we are making to Avaya and Merger Sub in the Merger Agreement are required to be true in all respects as of the closing in order for the applicable closing condition to be met, which increases the risk of failure to close;

-	the fact that we may not seek specific performance or seek to recover our actual damages in the event that Avaya does not consummate the Merger;

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the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

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the fact that, under those circumstances described in the section of this Proxy Statement entitled “The Merger Agreement – Fees and Expenses” beginning on page 74, Avaya is only required to pay the Avaya Reduced Termination Fee instead of the full Avaya Termination Fee;

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the requirement that, under those circumstances described in the section of this Proxy Statement entitled “The Merger Agreement – Fees and Expenses” beginning on page 74,  we are required to pay Avaya either the Company Termination Fee or the Company Reduced Termination Fee; and

-	the impact that the consummation of the Merger might have on our employees.

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the Merger. After considering these factors, our Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee and Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

Our Board of Directors recommends that you vote “FOR” the Merger Proposal.

Opinion of Our Financial Advisor

In November 2011, at the request and on behalf of our Board of Directors, we retained Jefferies, an investment banking firm, to act as our financial advisor in connection with the Merger. In connection with this engagement, our Board of Directors requested that Jefferies evaluate the fairness, from a financial point of view, to the holders of our Ordinary Shares of the Merger Consideration of $11.85 per Ordinary Share in cash to be received by such holders (other than Avaya, Merger Sub and their respective affiliates).  At the meeting of our Board of Directors on March 14, 2012, Jefferies rendered its oral opinion to our Board of Directors, subsequently confirmed in writing on March 14, 2012, to the effect that, as of March 14, 2012 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $11.85 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Avaya, Merger Sub and their respective affiliates).

The full text of the written opinion of Jefferies, dated as of March 14, 2012, is attached hereto as Appendix B.  Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion.  We encourage our shareholders to read Jefferies’ opinion carefully and in its entirety.  Jefferies’ opinion was directed to the Board of Directors and addresses only the fairness from a financial point of view of the Merger Consideration of $11.85 in cash per Ordinary Share as of the date of the opinion.  It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of our Ordinary Shares should vote on the Merger or any matter related thereto.  The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated March 13, 2012 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about our company;

•	reviewed certain information furnished to Jefferies by our management, including financial forecasts and analyses, relating to the business, operations and prospects of our company;

•
held discussions with members of our senior management concerning the matters described in the prior two bullet points, including the risks and uncertainties of achieving the financial forecasts described in the immediately-preceding bullet point;

•
compared the financial and operating performance of our company with publicly available information concerning certain other publicly traded companies Jefferies deemed relevant and reviewed the current and historical market prices and valuation multiples of the equity securities of such other companies;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by us to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it.  Jefferies relied on assurances of our management that management was not aware of any facts or circumstances that would make such information inaccurate or misleading.  In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, our company.  Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.  Jefferies was not requested to, and it did not, solicit third party indications of interest in acquiring all or any part of our company.  Jefferies engaged in a discussion with Party B at our request following our receipt of a proposal from Party B.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty.  We informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the then best currently available estimates and good faith judgments of our management as to the future financial performance of our company.  Jefferies expressed no opinion as to our financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion.  Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal, accounting or tax matters affecting our company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal, accounting and tax advice given to us and the Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to us and our shareholders.  In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Merger to any holder of our Ordinary Shares.  In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it.  Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on us, Avaya or the contemplated benefits of the Merger.

Jefferies’ opinion was for the use and benefit of the Board of Directors in its consideration of the Merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to us, nor did it address the underlying business decision by us to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein.  Jefferies’ opinion does not constitute a recommendation as to how any holder of our Ordinary Shares should vote on the Merger or any matter related thereto.  In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of our company, other than the holders of our Ordinary Shares as expressly set forth in the opinion.  Jefferies expressed no opinion as to the price at which our Ordinary Shares will trade at any time.  Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of our officers, directors or employees, or any class of such persons, in connection with the Merger relative to the consideration to be received by holders of our Ordinary Shares.  Jefferies’ opinion was authorized by the Fairness Committee of Jefferies.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses which are summarized below.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.  Jefferies believes that its analyses must be considered as a whole.  Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.  In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of our actual value.  Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond our and Jefferies’ control.  The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses, and neither Jefferies nor we assume any responsibility if future results differ materially from those suggested herein.  In addition, analyses relating to the per share value of our Ordinary Shares do not purport to be appraisals or to reflect the prices at which shares of our Ordinary Shares may actually be sold.  The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $11.85 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger, and were provided to the Board of Directors in connection with the delivery of Jefferies’ opinion.

The Merger Consideration was determined through negotiation between our management and  the management of Avaya, and our decision to enter into the Merger was solely that of our management and the Board of Directors.  Jefferies’ opinion and financial analyses were only one of many factors considered by the Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors with respect to the Merger or the Merger Consideration.

The following is a summary of the material financial analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 19.73 million fully diluted Ordinary Shares that were outstanding as of March 8, 2012 assuming the vesting of in-the-money stock options (calculated using the treasury stock method based on an option table provided by our management as of March 8, 2012), Jefferies noted that the Merger Consideration of $11.85 per share implied an equity value of approximately $233.8 million.  Net of approximately $90.6 million of cash and cash equivalents (as of December 31, 2011), Jefferies noted that the Merger Consideration implied an enterprise value of approximately $143.2 million.

Selected Companies Analysis

Using publicly available information, selected analyst reports and information provided by our management, Jefferies analyzed our trading multiples and the corresponding trading multiples of the following enterprise communications technology companies, which are collectively referred to as the “Selected Comparable Companies”:

•	Aastra Technologies Ltd.,
•	Cisco Systems, Inc.,
•	Mitel Networks Corp.,
•	Polycom, Inc., and
•	ShoreTel, Inc.

In its analysis, Jefferies derived and compared multiples for our company and the Selected Comparable Companies, calculated as follows:

•
the total enterprise value (defined as equity value plus total debt, preferred stock, and minority interest, less cash, cash equivalents and equity in affiliates) divided by actual revenue for calendar year 2011, which is referred to as “TEV / CY 2011A Revenue,”

•	the total enterprise value divided by estimated revenue for calendar year 2012, which is referred to as “TEV / CY 2012E Revenue,”

•
the total enterprise value divided by estimated revenue for calendar year 2013, which is referred to as “TEV / CY 2013E Revenue,” (provided that public information was not available for all of the Selected Comparable Companies for the TEV/CY 2013E Revenue analysis), and

•
the total enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2013, which is referred to as “TEV / CY 2013E EBITDA” (provided that public information was not available for all of the Selected Comparable Companies for the TEV/CY 2013E EBITDA analysis).

For the Selected Comparable Companies, where applicable, Jefferies adjusted fiscal years to calendar years and pro-rated projections based on current projections.

This analysis indicated the following:

Selected Comparable Companies Multiples

Benchmark	75th Percentile	25th Percentile	Median
TEV / CY 2011A Revenue	1.8x	0.7x	0.7x
TEV / CY 2012E Revenue	1.6x	0.6x	0.6x
TEV / CY 2013E Revenue	1.5x	0.8x	1.4x
TEV / CY 2013E EBITDA	5.8x	4.0x	5.0x

Using the reference ranges for the benchmarks set forth below, Jefferies determined implied enterprise values for our company, then determined implied equity values.  In determining the number of shares outstanding for purposes of calculating implied values per share of our Ordinary Shares, Jefferies assumed the vesting of stock options (calculated using the treasury stock method based on an option table provided by our management as of March 9, 2012).  These analyses indicated the ranges of implied values per Ordinary Share set forth opposite the relevant benchmarks below, compared, in each case, to the consideration of $11.85 per share:

Selected Comparable Companies Reference Ranges and Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
TEV / CY 2011A Revenue	0.5x – 1.5x	$6.93 – $10.62
TEV / CY 2012E Revenue	0.5x – 1.4x	$7.05 – $10.58
TEV / CY 2013E Revenue	0.5x – 1.3x	$7.54 – $11.38
TEV / CY 2013E EBITDA	4.5x – 6.5x	$6.17 – $ 6.70

No company utilized in the comparable company analysis is identical to our company.  In evaluating the Selected Comparable Companies, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Radvision’s and Jefferies’ control.  Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company data.

Selected Transactions Analysis

Jefferies reviewed eleven transactions listed below involving communications technology companies announced since January 1, 2007, each with an enterprise value between $25 million and $7,500 million. Using publicly available information, Jefferies analyzed the transaction value for each selected transaction identified below based on the enterprise value (with the price paid adjusted for cash and debt on the target company’s balance sheet at the time of the acquisition) divided by revenue of the last twelve months preceding each transaction, which is referred to as “LTM TEV / Revenue”.

Target	Acquiror	Announcement Date
Tekelec	Siris Capital Group (Consortium Leader)	November 2011
BigBand Networks, Inc.	Arris Group Inc.	October 2011
EMS Technologies, Inc.	Honeywell International Inc.	June 2011
LifeSize Communications, Inc.	Logitech, Inc.	November 2009
Tandberg ASA	Cisco Systems, Inc.	October 2009
Nortel Networks, Inc. (Global Enterprise Solutions Business)	Avaya Inc.	July 2009
Packeteer, Inc.	Blue Coat Systems Inc.	April 2008
Codian, Inc.	Tandberg ASA	September 2007
Avaya Inc.	TPG Capital / Silver Lake Partners	June 2007
Inter-Tel, Incorporated	Mitel Networks Corp.	April 2007
Spectralink Corporation	Polycom, Inc.	February 2007

Selected Transactions Median Multiple

Median
LTM TEV / Revenue	1.4x

Jefferies, recognizing that the market environment for the Merger is different from the market environment when certain of the transactions identified occurred, applied its professional judgment and identified what it believed to be a representative multiple range within the precedent transaction set.  Utilizing this representative multiple range, Jefferies then calculated a range of implied values per share of our Ordinary Shares of $8.80 to $10.62. In determining the number of shares outstanding for purposes of calculating implied values per Ordinary Share, Jefferies assumed the vesting of stock options (calculated using the treasury stock method based on an option table provided by our management as of March 9, 2012). A summary of the analysis is below.

	Comparable Transaction Multiple Range	Implied per Share Value Range
LTM TEV/Revenue	1.0x – 1.5x	$8.80 – $10.62

Jefferies then compared the ranges of implied values per Ordinary Share against the Merger Consideration of $11.85 per Ordinary Share.

No transaction utilized as a comparison in the selected transaction analysis is identical to the Merger.  In evaluating the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Radvision’s and Jefferies’ control.  Mathematical analysis is not in itself a meaningful method of using comparable transaction data.

Other Information

Jefferies also noted for the Board of Directors certain additional factors that were not considered part of Jefferies’ financial analysis with respect to its opinion but were referenced for information purposes, including premiums paid in selected transactions involving North American technology companies announced since January 1, 2008 with transaction values of between $100 million and $500 million which, when applying to the closing price of the Ordinary Shares on December 12, 2011 (the last trading day prior to multiple news sources reporting that Avaya was in discussions to acquire us for between $200 million and $300 million) a selected range of premiums derived from the closing stock price of the target companies one trading day prior to public announcement of the relevant transaction, indicated an implied per share equity value reference range for our company of approximately $6.18 to $8.76.

General

Jefferies’ opinion was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Merger and should not be considered determinative of the views of the Board of Directors or management with respect to the Merger or the Merger Consideration.

Jefferies was selected by the Board of Directors based on its qualifications, expertise and reputation.  Jefferies is an internationally recognized investment banking and advisory firm.  Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Jefferies maintains a market in the securities of Radvision and Avaya. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of Radvision or Avaya and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.  In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Radvision, Avaya or entities that are affiliated with Radvision or Avaya, for which it would expect to receive compensation.

Pursuant to an engagement agreement between us and Jefferies dated November 15, 2011, we have agreed to pay Jefferies an aggregate fee currently estimated to be approximately $3.3 million, $600,000 of which was paid after the delivery of Jefferies’ opinion and the remainder of which is payable contingent upon consummation of the Merger, provided, however, that in the event the Merger is not consummated and the Avaya is obligated to and pays us either the Avaya Termination Fee or the Avaya Reduced Termination Fee, Jefferies will be entitled to receive 25% of the termination fees we receive up to the amount of the transaction fee that Jefferies would have been eligible to receive if the Merger had been consummated.  In addition, we have agreed to reimburse Jefferies for its out-of-pocket expenses, including legal fees and expenses, incurred in connection with the performance of its services provided that such fees and expenses (other than legal fees and expenses) do not exceed $100,000 in the aggregate without our prior written consent (not to be unreasonably withheld).  We have also agreed to indemnify Jefferies and related parties against liabilities relating to, or arising out of or in connection with the services rendered and to be rendered by it under its engagement.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with an Israeli District Court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the completion of the Merger, we will not be able to satisfy our obligations to our creditors.

Financing of the Merger

If the Merger is consummated, we currently estimate that Avaya will pay approximately $230 million in consideration to our shareholders and option holders in connection with the Merger pursuant to the terms of the Merger Agreement.  Avaya represented that it had at the time of signing the Merger Agreement, and at the Effective Time will have, available cash or existing borrowing facilities that together are sufficient to enable it to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements. There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Ordinary Shares. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The summary is included for general information purposes only and is not intended to and should not be considered as tax advice to any particular holder of Ordinary Shares.

        No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of Radvision, persons who own Ordinary Shares through a partnership or other pass-through entity, persons that hold the Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This discussion is limited to shareholders who hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

        As used herein, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

-	an individual who is a citizen or resident of the United States;

-
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

-	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

-
a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Ordinary Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE THE SECTION OF THIS PROXY STATEMENT ENTITLED “THE MERGER—MATERIAL TAX CONSEQUENCES OF THE MERGER—ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 50.

Taxation of the Sale of Ordinary Shares, if we are not and have never been a Passive Foreign Investment Company

The receipt by a U.S. Holder of cash in exchange for Ordinary Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. If we are not and have never been classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the Ordinary Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Ordinary Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Ordinary Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the Ordinary Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

Generally, gain from the sale of shares will be U.S.-source passive category income for foreign tax credit purposes and any Israeli income tax paid by a U.S. Holder generally may not be creditable against such gain.

Taxation of the Sale of Ordinary Shares, if we are or have been a Passive Foreign Investment Company

The foregoing summary assumes that Radvision is not and has never been a PFIC for U.S. federal income tax purposes. As a result of our cash position in recent years, we believe that there is a substantial risk that we qualified as a PFIC, for U.S. federal income tax purposes, for the 2008 through 2010 tax years, and possibly prior tax years. We believe that there is a risk that we also qualified as a PFIC for the 2011 tax year. Our PFIC status for the 2012 tax year cannot be determined until the end of the tax year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of Ordinary Shares in the Merger.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year if (after taking into account certain look-through rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income in a taxable year is passive income, or (ii) at least 50% of the average value of all of our assets for a taxable year (determined on a quarterly basis) produce or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), annuities and the excess of gains over losses from the disposition of assets which produce passive income. For purpose of the PFIC assets test, according to the IRS, cash is always considered to be an asset which produces passive income. For purposes of the PFIC income and asset tests, we will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

In general, if Radvision were characterized as a PFIC for any taxable year through and including 2012 in which a U.S. Holder held Ordinary Shares, any gain recognized by the U.S. Holder on the disposition of such Ordinary Shares in connection with the Merger would be treated as an “excess distribution” which is subject to tax as if the gain were ordinary income (rather than capital gain) that had been realized ratably over the holding period of the Ordinary Shares. The amount allocated to the current taxable year or to any year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an interest charge on such tax liability for such years. The ownership and disposition of shares in a PFIC must be reported on Form 8621, filed with a U.S. Holder’s federal income tax return.

We will generally be treated as a PFIC with respect to any U.S. Holder if we were classified as a PFIC for any taxable year during the U.S. Holder’s holding period for the Ordinary Shares.  However, if we ceased to satisfy the requirements for PFIC classification for 2011 (which is possible, but no assurance can be given in this regard), then a U.S. Holder may avoid some of the adverse consequences of the PFIC rules by making a “purging” election under Section 1298(b)(1) to recognize the U.S. Holder’s unrealized gain in Ordinary Shares as of December 31, 2010.  The resulting gain would be taxed as an excess distribution under the PFIC rules described in the preceding paragraph.  Such election is made on Form 8621, which can be filed with a timely amended return.  If we are also not a PFIC in 2012, then any gain attributable to subsequent appreciation would be taxed under the regular rules, as if we had never been a PFIC.

As an alternative to the tax treatment described above, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market. Special rules will apply if a U.S. Holder makes the mark-to-market election after the first taxable year in a U.S. Holder’s holding period in which we were a PFIC. A mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the Ordinary Shares no longer constitute “marketable stock”).

As a result of such mark-to-market election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Ordinary Shares at the end of the taxable year and such U.S. Holder’s tax basis in its Ordinary Shares at that time. Any gain under this computation, and any gain on an actual disposition of the Ordinary Shares, in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the Ordinary Shares, in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking Ordinary Shares to market will not be allowed, and any remaining loss from an actual disposition of Ordinary Shares generally would be capital loss.

If we were a PFIC for 2011, then a U.S. Holder who held Ordinary Shares at the end of such year could (assuming that he or she had not previously done so) elect on Form 8621 to mark such shares to market as of December 31, 2011.  Any resulting gain would be subject to tax as an excess distribution under the rules described above.  Any further gain realized as a result of the Merger would be treated as capital gain if we are no longer a PFIC in 2012; if we are a PFIC in 2012 it will be treated as ordinary income but not as an excess distribution.

In some cases, a shareholder of a PFIC can avoid certain of the tax consequences described above by making an election to treat the PFIC as a “qualified electing fund.” Radvision has not provided, and does not intend to provide, the information and statements that would be required by applicable Treasury regulations in order for U.S. Holders to treat Radvision as a “qualified electing fund.” Accordingly, the rules regarding qualified electing funds, including those applicable if Avaya makes an election under Section 338(g) of the Code with respect to Radvision, will not apply to a disposition of Ordinary Shares pursuant to the Merger.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THEIR RECEIPT OF CASH PURSUANT TO THE MERGER, AND SPECIFICALLY ABOUT THE ADVISABILITY, PROCEDURES AND TIMING OF MAKING ANY OF THE AVAILABLE TAX ELECTIONS, INCLUDING THE PURGING OR MARK-TO-MARKET ELECTIONS, IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

Backup Withholding

The payment of cash pursuant to the Merger in exchange for Ordinary Shares may be subject to backup withholding, at applicable rates (currently 28%), on amounts received pursuant to the Merger. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number, IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

A shareholder who is not a U.S. Holder generally is not subject to back up withholding with respect to proceeds from the disposition of Ordinary Shares provided that such holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the back-up withholding requirements.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, or the Tax Ordinance, the disposition of shares of an Israeli company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including securities in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, as of January 1, 2012, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally 25% for individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the twelve-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However the foregoing tax rates will not apply to (i) dealers in securities, or (ii) shareholders who acquired their Ordinary Shares prior to our initial public offering (who may be subject to a higher tax rate). Companies are subject to the corporate tax rate (25% for the 2012 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of securities of an Israeli company publicly traded on a recognized stock market outside of Israel (such as the Ordinary Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to our initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the disposition, subject to specified conditions, (ii) the U.S. Treaty Resident (if an individual) has been present in Israel for a period or periods aggregating 183 days or more during the taxable year, or (iii) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident should be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Our shareholders who acquired their shares prior to our initial public offering on March 14, 2000, and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Withholding Tax Ruling

In instances where our shareholders may be liable for Israeli tax on the disposition of their Ordinary Shares, the payment of the Merger Consideration may be subject to the deduction of Israeli tax at source.

In addition, application of an exemption under a tax treaty or under certain provisions of the Tax Ordinance normally require the approval of the Israeli Tax Authority, or the ITA.

We have agreed, as promptly as practicable after the date of the Merger Agreement and in coordination with Avaya, to prepare and file with the ITA an application for a ruling that will either (a) exempt Avaya, Merger Sub, the paying agent and the Surviving Company from any obligation to withhold Israeli tax at source from any consideration payable as part of the Merger Consideration, or clarify that no such obligation exists, or (b) clearly instruct Avaya, Merger Sub, the paying agent, or the Surviving Company how such withholding of Israeli tax at source is to be executed, and, in particular, with respect to the classes or categories of holders or former holders of our shares from which tax is to be withheld (if any), and in particular the rate or rates of withholding to be applied. We refer to such ruling as the “Israeli Withholding Tax Ruling.”  We filed such application for the Israeli Withholding Tax Ruling on March 19, 2012.

Israeli Options Tax Ruling

We have agreed, as promptly as practicable after the date of the Merger Agreement, and in coordination with Avaya, to prepare and file with the ITA an application for a ruling that will provide that the conversion of our stock options and our Ordinary Shares subject to Section 102 of the Tax Ordinance will not be regarded as a violation of the requisite holding period (as such term is defined in Section 102 of the Tax Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee for the remainder of the holding period in order to enable our employees to enjoy the Section 102 reduced tax rate. We refer to such ruling as the “Israeli Options Tax Ruling.” We filed such application for the Israeli Options Tax Ruling on March 19, 2012.

There is no assurance that any of the Israeli Withholding Tax Ruling or the Israeli Options Tax Ruling will be obtained, and if obtained, what will be their terms and conditions.

Regulatory Matters

Israeli Companies Registrar.  Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar;

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Merger Proposal.  We and Merger Sub are both required to file with the Israeli Companies Registrar a “merger proposal” in accordance with Section 317(a) of the ICL. On March 18, 2012, 2012, Merger Sub filed its merger proposal with the Israeli Companies Registrar. On March 22, 2012, we filed our Merger Proposal with the Israeli Companies Registrar.

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Notice to Creditors.  In addition, each merging company is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere and by making the merger proposal available for review. Each of us and the Merger Sub have already notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Select Market, we also published an announcement of the Merger in a U.S. newspaper within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. After sending these notices, each of us and the Merger Sub notified the Israeli Companies Registrar of the notices to our respective creditors. In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  On March 25, 2012, we posted a copy of such publication in a prominent location in the workplace.

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Shareholder Approval Notice.  The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the decision of the shareholders.

Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied or waived, if permissible under applicable law) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the Meeting and at least 50 days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, the Merger will become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Company’s register and to issue the Surviving Company a certificate regarding the Merger.

Israeli Office of the Chief Scientist.  Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.  In connection with the Merger, we are required to obtain the written approval of the OCS for the transfer of our OCS supported technology outside of Israel, free of any restrictions and conditions provided in the Israeli Encouragement of Industrial Research and Development Law, 1984 and the regulations and rules promulgated thereunder.  A letter requesting such approval was sent to the OCS on March 21, 2012, and we expect to receive the provisional approval of the OCS within the next few weeks.

Israeli Tax Rulings.  We agreed that we would request the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling.  Both parties agreed to cause their Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling.  Subject to the terms and conditions in the Merger Agreement, we filed applications for the Israeli Withholding Tax Ruling and for the Israeli Options Tax Ruling on March 19, 2012 (it being clarified that obtaining the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling are not conditions to closing of the Merger). There is no assurance that any of the Israeli Withholding Tax Ruling or the Israeli Options Tax Ruling will be obtained, and if obtained, what will be their terms and conditions.

Antitrust Approvals.  Prior to and as a condition to the closing of the Merger, Avaya will need to meet the requirements of applicable antitrust laws.

Other Approvals. Except as set forth above, we are not aware of any license or regulatory permit that appears to be required from us in order to consummate the Merger, including any requirement to file any notification forms with (i) the FTC or the Antitrust Division of the DOJ, as required by the HSR Act, and the rules and regulations thereunder, or (ii) the IRT Commissioner, as may be required by the IRT Law, and the rules and regulations thereunder. However, there can be no assurance that a challenge to the Merger on antitrust grounds or otherwise will not be made or, if such a challenge is made, that it would not be successful.

Interests of our Officers and Directors in the Merger

In considering our Audit Committee’s and Board of Directors’ recommendation, you should be aware that certain of our directors and officers have personal interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

Under the Companies Law, an extraordinary transaction in which an officer or director of a certain company has a personal interest requires the approval of the audit committee and board of directors of that company, in that order. Because of one or more of the interests described below, the Merger was brought before our Audit Committee for approval.  Note that the Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers, like the Merger.

Retention Plan. At Avaya’s request, we have agreed to provide a retention plan to 13 of our officers, as set forth in a Retention and Restrictive Covenant Agreement between us and each such officer to become effective immediately following the consummation of the Merger.  Under the terms of the agreements, these officers will be eligible to receive cash bonuses ranging from $75,000 to $275,000 and totaling $1,865,000 in the aggregate.  Generally, these bonuses will be paid either in full, or in part beginning 12 months following the closing of the Merger.  In addition, certain of our officers will be eligible to participate in Avaya Holdings Corp.'s long-term incentive plan which participation, subject to certain conditions related to Avaya Holdings Corp., entitles each of them to receive up to an aggregate of $150,000 in cash upon the occurrence of certain future events, which may or may not occur.  Certain of our officers will also receive restricted stock units of Avaya Holdings Corp. ranging in value from $110,000 to $132,000, and one of our officers will receive options to purchase 100,000 shares of Avaya Holdings Corp.’s common stock at fair market value as of the date of grant. In addition, the base salary of certain of our officers will be increased by 3% to 17.6% commencing upon  the closing of the Merger.  The grant of these benefits pursuant to the retention plan is contingent upon and subject to the consummation of the Merger and has no impact on the consideration payable in the Merger.

Special Cash Bonus. Our Board of Directors also approved that certain of our officers will be eligible to receive a special cash bonus, in recognition of their efforts which contributed to the execution of the Merger Agreement, in an aggregate amount equal to $350,000. Our Board of Directors also approved the payment of special cash bonuses to other officers in connection with the Merger provided that any such bonus will only be paid out of amounts previously accrued on our financial statements as of December 31, 2011, and that any such other officers will not be eligible to receive a bonus (i) in excess of $25,000, each, and (ii) if he or she ceases to be employed by our company as of the closing date of the Merger.

Treatment of Options. As described below under the section of this Proxy Statement entitled “The Merger Agreement—Treatment of Options,” each outstanding vested option to purchase Ordinary Shares that is unexercised as of the effective time of the Merger, will be cancelled and converted into the right to receive a payment equal to the number of Ordinary Shares underlying the outstanding options multiplied by the amount (if any) by which US$11.85 exceeds the option exercise price thereof, without interest and less any applicable withholding taxes.  Most of our officers and directors hold such options.  Specifically, as of March 26, 2012, our directors and officers held in the aggregate vested options to purchase 900,131 Ordinary Shares and unvested options to purchase 103,756 Ordinary Shares.

As of the effective time of the Merger, all options to purchase Ordinary Shares will no longer be outstanding and will automatically cease to exist, and each holder of such options will cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph. We are required to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph and the preceding paragraph, including providing holders of options with notice of their rights as provided herein.

In addition, the closing of the Merger will constitute a "change of control" (as defined in the RADVISION Year 2000 Stock Option Plan) of our company, as a result of which, pursuant to resolutions adopted by our Board of Directors on October 20, 2004 and based upon the agreement of Avaya and our company, immediately prior to closing the unvested portion of certain of our executive officers options will accelerate and vest in an amount equal to the total number of vested and unexercised options per grant held by each such individual as of the closing date, provided that the total number of vested options held by each such individual following such acceleration will not exceed the total number of options originally granted to each such individual per grant.  This acceleration is expected to result in the vesting of additional options to purchase approximately 144,000 Ordinary Shares, with an average weighted exercise price of approximately $6.61 (this is based on the assumption that the Merger is consummated 90 days after the signing date of the Merger Agreement).

Continued Benefits.  Avaya has agreed to cause the Surviving Company to maintain for a period of twelve months after the effective time of the Merger, our company benefit plans in effect on the date of the Merger Agreement or to provide benefits to each current employee of our company and our subsidiaries that are, taken as a whole, substantially equivalent in the aggregate to such employees in comparison to those benefits that are in effect and applicable to such employees on the date of the Merger Agreement.  In addition, Avaya has agreed to credit our employees with their respective years of service in regards to their eligibility, vesting and benefit accrual under our benefit plans, and to honor our employment, severance and termination agreements with our employees.

Indemnification and Insurance. The Merger Agreement provides that Avaya will cause the Surviving Company to honor all of our obligations to exculpate or indemnify our current or former directors or officers, or the Indemnitees, existing as of March 14, 2012 (or arising after such date (i) with a newly hired officer, director, employee or agent hired in the ordinary course or (ii) with Avaya's prior written consent), and such obligations will continue in full force and effect in accordance with their respective terms.  In addition, until the seventh anniversary of the effective time of the Merge, unless otherwise required by law, Avaya will cause the organizational documents of the Surviving Company and its subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth in such organizational documents as of the effective time, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

In addition, the Merger Agreement provides that prior to the effective time of the Merger we may, with the prior written consent of Avaya, purchase a directors’ and officers’ liability insurance policy, or the Tail Policy, with respect to acts or omissions occurring prior to the effective time of the Merger, provided that the cost therefor is no more than 250% of the annual premium paid by us as of March 14, 2012, or, the Maximum Premium. Alternatively, if such Tail Policy is not purchased, Avaya has undertaken in the Merger Agreement, for the seven-year period following the effective time of the Merger, to maintain in effect our current directors' and officers' liability insurance with respect to claims arising from facts or events that occurred at or prior to the effective time of the Merger or to substitute policies of at least the same coverage and amounts containing terms no less favorable than those of such policies currently in effect; provided, however, that, if the aggregate annual premiums for such policies will exceed the Maximum Premium then Avaya will provide or cause to be provided policies with the most advantageous coverage available at an annual premium equal to the Maximum Premium.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 81.

The Merger

The Merger Agreement provides for the Merger of Merger Sub with and into our company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Company, we will continue to exist following the Merger as an indirect, wholly-owned subsidiary of Avaya. When we refer to the “Surviving Company” in this Proxy Statement, we mean our company, as it will exist after the Merger is completed. Following the Merger, all of our properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Company, and all our debts, liabilities and duties and those of the Merger Sub will become the debts, liabilities and duties of the Surviving Company.

Following the Merger, the Ordinary Shares, all of which will then be indirectly owned by Avaya, will be delisted from the NASDAQ Global Select Market and the TASE, deregistered under the Exchange Act and the Israeli Securities Laws and no longer be publicly traded.

We, Avaya or Merger Sub may terminate the Merger Agreement prior to the completion of the Merger in certain circumstances, whether before or after the approval and adoption of the Merger Proposal by our shareholders. Additional details on termination of the Merger Agreement are described in the section of this Proxy Statement entitled “The Merger Agreement— Termination” beginning on page 73.

Effective Time of the Merger; Closing Date

The Merger will become effective upon the issuance of a certificate of merger by the Registrar of Companies of the State of Israel, or the Israeli Companies Registrar, in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Israeli Companies Registrar following the satisfaction of all requirements under the Companies Law if at least 50 days will have elapsed after the filing of the merger proposals by both us and Merger Sub with the Israeli Companies Registrar and at least 30 days have elapsed after the approval of the Merger by our shareholders and those of Merger Sub.  The Merger Agreement provides that the closing of the Merger will occur no later than the second business day after the conditions to the Merger have been satisfied or waived, unless we agree with Avaya to complete the transaction on another date. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

The parties are working to complete the Merger in the most expeditious manner practicable.  However, the Merger is subject to various closing conditions.  No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

At the effective time of the Merger, our share transfer books will be deemed closed and no further transfer of any Ordinary Shares will be made. In addition, our former shareholders will cease to have any rights as shareholders of our company or the Surviving Company, except for the right to receive the Merger Consideration.

Memorandum of Association and Articles of Association

Our Memorandum of Association as in effect immediately prior to the effective time of the Merger will be the Memorandum of Association of the Surviving Company, until it is amended as provided therein or by applicable law, and the Articles of Association of the Merger Sub as in effect immediately prior to the effective time of the Merger will be the Articles of Association of the Surviving Company, until they are amended as provided therein or by applicable law.

Directors and Officers

Avaya, Merger Sub and our company will take all actions necessary so that the directors of Merger Sub at the effective time will, from and after the effective time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company's Articles of Association. The officers of our company immediately before the effective time will be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Effect on Share Capital

Ordinary Shares.  Pursuant to the Merger Agreement, at the effective time of the Merger, by virtue of, and simultaneously with, the Merger, except as otherwise provided in the Merger Agreement, each of our Ordinary Shares  issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive $11.85, other than Ordinary Shares held by us, Avaya or any direct or indirect wholly-owned subsidiary of either Radvision or Avaya, which will automatically be cancelled with no consideration being delivered in exchange for such shares pursuant to the Merger Agreement.  As of March 26, 2012, there were 18,632,043 Ordinary Shares issued and outstanding (which excludes 3,884,180 Ordinary Shares held in treasury).

Company Options. Each outstanding option that is vested and exercisable immediately prior to the effective time of the Merger will be cancelled and converted at the effective time into the right to receive an amount in cash equal to the Option Consideration.   All other options outstanding immediately prior to the effective time of the Merger will be cancelled and terminated without consideration. Prior to the effective time, we will take the actions necessary to effectuate the above, including issuing to the holders of options to purchase Ordinary Shares a notice of their rights with respect to any such options.

Adjustments to Merger Consideration.  If at any time during the period between the date of the Merger Agreement and the effective time of the Merger, any change in the number of outstanding Ordinary Shares occurs as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration will be equitably adjusted to reflect such change.

Share Capital of Merger Sub. At the effective time, by virtue of the Merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger will automatically be converted into and become one fully paid Ordinary Share of the Surviving Company and such Ordinary Shares will constitute the only outstanding shares of the Surviving Company.

Surrender of Certificates

Prior to the effective time, Avaya will select an institution that is reasonably acceptable to us to act as the paying agent for the payment of consideration payable in connection with the Merger. Prior to the effective time of the Merger, Avaya will enter into an agreement with the paying agent.  Immediately following the issuance of the merger certificate by the Israeli Companies Registrar, Avaya will deposit or cause to be deposited with the paying agent, for the benefit of the holders of the Ordinary Shares, the Merger Consideration payable to them pursuant to the Merger Agreement.

As promptly as practicable following the effective time of the Merger and in any event no later than the fourth business day thereafter, the Surviving Company will cause the paying agent to mail to each holder of record of a certificate or book-entry share, which immediately prior to the effective time represented outstanding Ordinary Shares:

-	a letter of transmittal;

-	instructions explaining what a shareholder must do to effect the surrender of its share certificates or book entry shares in exchange for the Merger Consideration; and

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To the extent that the Israeli Withholding Tax Ruling is obtained, a declaration form in which a shareholder provides certain information necessary for Avaya to determine whether any amounts need to be withheld pursuant to the Tax Ordinance.

Upon receipt of a letter of transmittal from the paying agent, each shareholder should complete and sign the letter of transmittal and return it to the paying agent together with the share certificates and any other necessary documentation in accordance with the instructions.

No interest will be paid or accrued on any cash payable to holders of share certificates pursuant to the Merger Agreement. In addition,  Avaya and the Surviving Company, and subject to certain provisions of the Merger Agreement, the 102 Trustee (as defined in the Merger Agreement), the paying agent and subsidiaries of the Surviving Company, are entitled to deduct and withhold from the consideration otherwise payable such amounts as are required by applicable law.

You should not send your certificates or instruments representing our Ordinary Shares to the paying agent until you have received the letter of transmittal from the paying agent. Do not return your share certificates with the enclosed proxy, and do not forward your share certificates to the paying agent without a letter of transmittal.

If you own shares that are held in “street name” by your bank, broker, trustee or nominee, fiduciary or other custodian, you will receive instructions from your bank, broker, trustee or nominee, fiduciary or other custodian as to how to surrender your “street name” shares and receive cash for those shares.

Transfer of Ownership and Lost, Stolen or Destroyed Share Certificates

After the effective time, there will be no registration of transfers on the share transfer books of our shares that were outstanding immediately prior to the effective time.

In the event any certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Avaya, the posting by such person of a bond in customary amount and upon such customary terms as may be required by Avaya as indemnity against any claim that may be made against it with respect to such certificate, the paying agent will issue in exchange for such lost, stolen or destroyed certificate any cash that would be payable or deliverable in respect thereof pursuant to the Merger Agreement had such lost, stolen or destroyed certificate been surrendered.

Unclaimed Amounts

Any portion of the merger consideration deposited with the paying agent that remains undistributed to the holders of Ordinary Shares twelve months after the effective time of the Merger will be delivered to Avaya, upon demand, and any such holders who have not exchanged certificates or instruments evidencing our Ordinary Shares for the Merger Consideration will only be entitled to look to Avaya, as general creditors, for payment of their claim for cash, without interest, to which such holders may be entitled.

Representations and Warranties

The Merger Agreement has been included in this Proxy Statement to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about our company. The Merger Agreement contains representations and warranties made by us to Avaya and Merger Sub and representations and warranties made by Avaya and Merger Sub to us.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The assertions contained in certain of those representations and warranties were made solely for purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact.  Certain of our representations and warranties are required to be true as of specific dates, including as of the closing date of the Merger. Indeed, we are required to take certain action necessary to ensure such representations and warranties are accurate at the time of closing.  Moreover, to the extent that any representation or warranty may not be entirely accurate as of the closing date, it may be subject to qualifications and limitations agreed by the parties and to a contractual standard of materiality or material adverse effect.  Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Radvision, Avaya or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures.    See the section of this Proxy Statement entitled “The Merger Agreement— Material Adverse Effect” beginning on page 63.

Subject to certain exceptions agreed to between us and Avaya, we made a number of representations and warranties to Avaya and Merger Sub relating to, among other things:

-	our and our subsidiaries' corporate organization, good standing and similar corporate matters;

-	our and our subsidiaries' charter documents;

-	availability of our corporate documents;

-	our ownership of our subsidiaries and our subsidiaries' capital structure;

-	our capital structure, including our options;

-
our corporate power and authority to execute and deliver the Merger Agreement and to perform and consummate the Merger and the other transactions contemplated by the Merger Agreement, and the approval by our Board of Directors of the Merger, the Merger Agreement and the transactions contemplated thereby, and the absence of any “poison pill” or plan which could have a dilutive effect on the Merger or the consummation of the related transactions;

-	the enforceability of the Merger Agreement as a binding agreement of ours;

-
the absence of conflict with, termination, breach or violation of (i) our organizational documents or the organizational documents of our subsidiaries, (ii) any of our material contracts or intellectual property contracts or any material benefit plan to which we or any of our subsidiaries is a party, or (iii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-
the absence of the creation of any lien on any of our properties or assets as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-	governmental authorizations and regulatory filings required in order to consummate the transactions contemplated by the Merger Agreement;

-
financial statements and documents that we have filed with or furnished to the SEC or Israeli Securities Authority or will file or furnish to the SEC or the TASE in connection with the Merger, and our internal controls and procedures in connection therewith;

-	the absence of undisclosed liabilities;

-	the absence of events or circumstances that constitute or would reasonably be expected to result in a Company Material Adverse Effect;

-
the conduct of our business and that of our subsidiaries since December 31, 2011 and the absence of any failure to enforce since December 31, 2011 any confidentiality or standstill agreement to which we or any of our subsidiaries is a party;

-	information technology, security and privacy;

-	employee benefits matters, including compliance with the Employee Retirement Income Security Act, and the granting of our stock options;

-	material contracts, including the absence of known breaches or defaults under such contracts, and that each such contract is valid, binding and enforceable;

-	permits and licenses;

-
except as otherwise disclosed in the documents we have publicly filed with the SEC, the absence of any pending or threatened litigation or other  proceeding or governmental investigation or claims by any of our directors or officers that would entitle them to indemnification;

-	compliance with applicable law;

-	tax matters;

-	our material tax or other grants or incentive granted to or enjoyed by us or our subsidiary under Israeli law;

-	employee and labor matters;

-	title to properties and assets;

-	insurance matters;

-	intellectual property matters, including patent validity and infringement issues regarding our and our subsidiaries' respective businesses;

-
interested party agreements or transactions involving us or any of our subsidiaries and any of our respective officers, directors or shareholders holding five percent or more of our outstanding voting power;

-	brokers and finders’ fees payable in connection with the Merger;

-	product defects and product warranties;

-	the opinion we received from Jefferies, our financial advisor with respect to the fairness, from a financial point of view, of the Merger Consideration;

-	encryption and other restricted technology;

-	trade and accounts receivables;

-	inventory;

-	our significant customers and suppliers; and

-	reasonable inquiry of the relevant executives and managers of our company as to those representations and warranties that are qualified as to our knowledge.

Avaya and Merger Sub made a number of representations and warranties to us in the Merger Agreement relating to, among other things:

-	Avaya’s and Merger Sub’s corporate organization, good standing, qualification and similar corporate matters;

-	beneficial ownership by Avaya of all the outstanding share capital of Merger Sub;

-
Avaya’s and Merger Sub’s corporate power and authority to enter into the Merger Agreement and consummate the Merger and other transactions contemplated by the Merger Agreement, the enforceability of the Merger Agreement as a binding agreement of Avaya and Merger Sub, and the approval by the Board of Directors of each of Merger Sub and Avaya of the Merger, the Merger Agreement and the transactions contemplated thereby;

-	Avaya’s and Merger Sub’s ownership of Ordinary Shares;

-
consents, registrations, approvals,  permits or authorizations with any governmental entity or any third party required to be made or obtained by Avaya or Merger Sub in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Avaya or Merger Sub;

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the absence of conflict with, or violation of (i) Avaya and Merger Sub’s respective organizational documents, (ii) any material contract to which Avaya or Merger Sub is a party, or (iii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Avaya or Merger Sub;

-
the absence of the creation of any lien on any of Merger Sub's properties or assets as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Avaya and Merger Sub;

-	the availability to Avaya of sufficient funds to consummate the transactions contemplated by the Merger Agreement;

-	brokers and finders’ fees payable in connection with the Merger;

-
the absence of any investigation, review pending or outstanding order that would result in a material adverse effect on Avaya or Merger Sub’s ability to perform their obligations under the Merger Agreement or consummate the Merger;

-	accuracy of any information to be supplied by or on behalf of Avaya and Merger Sub for inclusion in this Proxy Statement;

-
the acknowledgement of each of Avaya and Merger Sub that the only representations and warranties made by us are those set forth in the Merger Agreement, the Ancillary Agreements and any certificates to be delivered by us to Avaya in connection with such agreements; and

-	reasonable inquiry of the relevant executives and managers of Avaya as to those representations and warranties that are qualified as to Avaya's knowledge.

Material Adverse Effect

Several of the representations, warranties and conditions in the Merger Agreement are qualified by reference to, or are subject to, a material adverse effect standard. As used in this Proxy Statement, “Company Material Adverse Effect” means a material adverse effect (i) on the business, assets, financial condition or results of operations of us and our subsidiaries taken as a whole, or (ii) on our ability to consummate the Merger and to perform our obligations under the Merger Agreement and the Ancillary Agreements; provided, however, that “Company Material Adverse Effect” does not include effects to the extent they result from the following occurring after March 14, 2012:

1.
changes in general economic or political conditions or financial credit or securities markets in general in any country or region in which a material portion of our and our subsidiaries' business is conducted;

2.	changes in the industry in which we and our subsidiaries operate;

3.	changes in laws applicable to us or any of our subsidiaries;

4.	changes in Generally Accepted Accounting Principles, or GAAP;

5.	any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or material worsening thereof;

6.	any changes in exchange rates;

7.	our performance of the Merger Agreement and the transactions contemplated thereby;

8.	any action required to be taken by us under the Merger Agreement or taken by us at the written request of Avaya;

9.
any decline in the market price or decrease or increase in the trading volume of Ordinary Shares after the date of the Merger  Agreement, but any facts or circumstances underlying such decline in price or increase or decrease in trading volume will be taken into account in determining whether a Company Material Adverse Effect has occurred;

10.
any litigation arising from allegations of a breach of fiduciary duty or other applicable laws relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof (except to the extent such breach or violation constitutes a breach of a representation or warranty made by us as of the date of the Merger Agreement); and

11.
any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred; and

any effects resulting from the matters referred to in clauses (1), (2), (3), (4), (5) or (6) shall be excluded only to the extent such matters do not disproportionately impact Radvision or its subsidiaries as compared to other companies operating in the same industry.

Conduct of Business Prior to Closing

We have agreed that, except as otherwise expressly permitted by the Merger Agreement or as required by applicable law, subject to certain exceptions, from the date of the Merger Agreement until the earlier to occur of the effective time or the termination of the Merger Agreement, we will, and we will cause each of our subsidiaries to:

-	conduct our business in the usual, regular and ordinary course in substantially the same manner as previously conducted; and

-	use all reasonable efforts to:

o	preserve intact our current business organization,

o	keep available the services of our current officers or other employees who have a significant role in our company, and

o
keep our relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with us to the end that our goodwill and ongoing business will be unimpaired at the effective time.

In addition, the Merger Agreement provides that, prior to the effective time of the Merger or the termination of the Merger Agreement, unless expressly permitted by the Merger Agreement and subject to certain exceptions, neither we nor our subsidiaries will take any of the actions specified in Section 5.01(a) of the Merger Agreement, including, among others:

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(i) declare, set aside or pay any dividends on or make other distributions in respect of any of our respective share capital, (ii) split, combine or reclassify any of our respective share capital or (iii) purchase, redeem or otherwise acquire any shares of share capital, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

-
issue, deliver, sell or grant (i) any shares or other equity securities, (ii) any debt or other securities with voting rights, or (iii) any convertible securities other than the issuance of our Ordinary Shares upon exercise of options outstanding on the date of the Merger Agreement and in accordance with their existing terms;

-
amend or otherwise change our organizational documents or the organizational documents of our subsidiaries or adopt a plan or resolutions providing for liquidation, dissolution, restructuring, recapitalization or other reorganization of our company or any of our subsidiaries;

-
acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to us and our subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business;

-
(i) grant to any of ours or our subsidiaries' employees, consultants, officers or directors any increase in compensation, except increases in the ordinary course of business to employees or consultants not in excess of (x) individually, 25% of the compensation as of March 14, 2012 of such employee or consultant or (y) $250,000 during any calendar year in the aggregate, (ii) grant to any of ours or our subsidiaries' employees, consultants, officers or directors any increase in severance or termination pay, except for increases of severance or termination pay in the ordinary course of business that are not in excess of $250,000 in the aggregate, (iii) enter into any severance or termination agreement with any such employee, consultant, executive officer or director which are not in the ordinary course of business, (iv) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or company benefit plan, or (v) take any action to increase or accelerate any rights or benefits, not in the ordinary course of business, under any collective bargaining agreement or company benefit plan;

-	terminate the employment of any key employee except for cause; provided, however, that we will give Avaya at least 10 days’ prior written notice of the termination of any key employee;

-
make any change in accounting methods, principles or practices materially affecting our reported consolidated assets, liabilities or results of operations, except as may have been required by a change in GAAP;

-
sell, lease, license or otherwise dispose of or subject to any lien any of our properties or assets, except sales of products, inventory and excess or obsolete assets in the ordinary course of business;

-
(i) incur any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any of our or our subsidiaries' debt securities, other than bank guarantees, letters of credit and supplier guarantees entered into in the ordinary course of business not to exceed $400,000 in the aggregate, or (ii) make any loans, advances or capital contributions to, any other person, other than to or in our company or any direct or indirect wholly-owned subsidiary of our company, other than advances of travel and other expenses to officers, consultants, representatives and employees in the ordinary course of business and other than extensions of credit to customers in the ordinary course of business on terms that are substantially similar to those granted to customers in the ordinary course of business not in excess of $1,000,000 individually or $5,000,000 in the aggregate;

-	make or agree to make any capital expenditure or expenditures in excess of $250,000 per expenditure or $750,000 in the aggregate in any calendar quarter;

-
prepare or file any tax return inconsistent with past practice, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, settle or otherwise compromise any claim relating to taxes, enter into any closing agreement or similar agreement relating to taxes, otherwise settle any dispute relating to taxes or request any ruling or similar guidance with respect to taxes;

-
permit, allow or suffer any of our assets to become subjected to any lien of any nature except for: (i) Permitted Liens (as defined in the Merger Agreement), or (ii) liens that are removed by us or one of our subsidiaries' by the earlier of (a) the closing date and (ii) within 30 days after we acquire knowledge thereof;

-	(i) enter into any material contract or (ii) modify or amend in any material respect or terminate any material contract outside of the ordinary course of business;

-	make any material change in internal accounting controls or disclosure controls and procedures, except as required by GAAP;

-
(i) pay, discharge, settle or satisfy any claims, liabilities, litigation or obligations other than in the ordinary course of business or (ii) cancel any material indebtedness or waive any claims or rights of substantial value, except for any such payments, discharges, settlements, satisfactions, cancellations or waivers not in excess of $200,000 in the aggregate;

-	apply for or receive any government grant;

-
enter into or amend any transaction, contract or understanding with any related party or any interested parties, subject to those exceptions set forth above with respect to permitted increases in compensation and permitted extension of loans;

-
(i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any of our intellectual property or technology or related contracts, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect our interest in our intellectual property or technology or related contracts, (ii) grant to any third party any license with respect to any of our intellectual property or technology, except non-exclusive licenses granted in the ordinary course in connection with the sale of products or otherwise in furtherance of our business or (iii) develop, create or invent any intellectual property jointly with any third party; or

-	authorize any of, or resolve, commit or agree to take any of the actions described above.

In addition, Avaya and we will not, and will not permit any of our respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition to the Merger not being satisfied.

The foregoing is not an exhaustive list of the actions we may not take prior to the effective time of the Merger. For additional details, see Section 5.01 of the Merger Agreement.

Restrictions on Solicitations of Other Offers

No-Shop Provision

The Merger Agreement provides for a No-Shop Provision under which we agreed that that upon execution of the Merger Agreement we and our subsidiaries and our respective officers, directors and employees will immediately cease all discussions and negotiations with other potential third parties regarding any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (as defined below). We also agreed to request that such third parties with whom we have had such discussions or negotiations or with whom we have entered into a confidentiality, standstill or similar agreement destroy or return all nonpublic information regarding Radvision in their possession provided in connection with their consideration of any potential Company Takeover Proposal. In addition, the Merger Agreement provides that neither we nor any of our subsidiaries nor any of our respective officers, directors, investment bankers, attorneys or other agents, advisors or representatives will directly or indirectly:

-
solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal;

-	enter into any agreement with respect to any Company Takeover Proposal; or

-
participate in any discussions or negotiations, or furnish any information or access to, or otherwise compete with, knowingly assist, or participate in, facilitate or encourage any effort by any person in connection with or in response to a Company Takeover Proposal.

In addition, the Merger Agreement provides that our Board of Directors will not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Avaya or Merger Sub, the approval or recommendation by the Board of Directors of the Merger Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal, except in certain circumstances set forth in the Merger Agreement, will be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract or instrument constituting or relating to any Company Takeover Proposal, or any other contract or instrument that would require us to abandon, terminate or breach any of our obligations under the Merger Agreement, or that would prevent us from consummating the transactions contemplated by the Merger Agreement, (iii) take any action inconsistent with the Board of Directors' recommendation, or (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which we or any of our subsidiaries is a party, we refer to any of these as a Company Recommendation Change.

Notwithstanding the foregoing, in the event we have complied with all of our obligations and our Board of Directors receives a Superior Company Proposal (as defined below), before receipt of the approval of the Merger by our shareholders the Board of Directors may take a neutral position or no position with respect to such Superior Company Proposal if the Board of Directors determines in good faith based on the written advice of outside counsel that it is necessary to do so in order to comply with its fiduciary obligations under applicable law provided that the following conditions have been met:

-
we notify Avaya in writing of our intention to take such action, promptly after the Board of Directors resolves to take such action but in any event not less than five business days before taking such action, which notice will include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents),

-
for five business days following delivery of such notice, we negotiate in good faith with Avaya with respect to any revised proposal from Avaya in respect of the terms of the transactions (to the extent Avaya desires to negotiate); and

-
within such five-business day period Avaya does not make an offer that is at least as favorable to our shareholders as such Superior Company Proposal as determined by our Board in good faith based on the written advice of our independent financial advisor.

In the event of any amendment to the financial terms or other material terms of any such Superior Company Proposal during such five-business day period, we must deliver to Avaya a new written notice and an additional five-business day period will apply.

As defined in the Merger Agreement and as used in this Proxy Statement, the term "Company Takeover Proposal" means any offer or proposal by any person concerning any (i) merger, consolidation, other business combination or similar transaction involving us or any of our subsidiaries, pursuant to which such person (or the shareholders of such person) would own 15% or more of our consolidated assets, revenues or net income, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of our company or any of our subsidiaries (including equity interests of any of our subsidiaries) representing 15% or more of our consolidated assets, revenues or net income, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of our voting power, (iv) transaction or series of transactions in which any person (or the shareholders of such person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of our voting power or (v) any combination of the foregoing.

As used in the Merger Agreement and in this Proxy Statement, the term "Superior Company Proposal" means a bona fide binding and unconditional written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” will be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, made by a person, for which any necessary financing is unconditionally committed and that our Board of Directors determines in good faith (after consultation with outside legal counsel and based on the written opinion, with only customary qualifications, of its financial advisor) to be (i) more favorable to the holders of Ordinary Shares than the Merger and the other transactions contemplated by the Merger Agreement, (taking into account the likelihood of effecting the transaction, including all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Avaya in response to such proposal or otherwise)) and relevant legal, financial and regulatory aspects of the proposal and the payment, if any, of the Company Termination Fee, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Notification Obligations

We are obligated to provide notice to Avaya promptly (and in any event no later than 48 hours) of any Company Takeover Proposal or any inquiry with respect to, or that  could lead to, any Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal and the materials terms of such proposal or inquiry. We are also obligated to keep Avaya fully informed of the status of any such Company Takeover Proposal or inquiry, including any changes to the details thereof and provide to Avaya promptly (and in any event no later than 48 hours) following receipt copies of all correspondence and other written material sent to us from any third party in connection with a Company Takeover Proposal.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including:

-
obtaining of all necessary actions or non-actions, waivers, consents and approvals from governmental authorities, or other persons, and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons;

-	obtaining all necessary consents, approvals or waivers from third parties,

-
defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed;

-
the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to fully carry out the purposes of the Merger Agreement; and

-	the execution by Avaya of an undertaking in customary form in favor of the OCS to comply with the applicable law (if required).

Meeting of Shareholders

We have agreed to (i) no later than March 21, 2012 publish notice of the Meeting, (ii) file this Proxy Statement with the Israeli Security Authority and furnish it to the SEC on Form 6-K no later than March 28, 2012, (iii) mail this Proxy Statement to our shareholders as promptly as practicable after such filing, and (iii) hold the Meeting no later than 40 days after delivery of the notice.  We issued a press release on March 21, 2012 notifying shareholders that the Meeting will be held at our executive offices on Monday, April 30, 2012.  This Proxy Statement and proxy card are first being mailed to our shareholders on or about March 30, 2012.

Our Board of Directors has agreed to unanimously recommend the approval of the Merger Agreement to our shareholders and to use all reasonable best efforts to solicit from our shareholders proxies in favor of the adoption and approval of the Merger.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

-	the approval of the Merger by our shareholders;

-
any waiting period under any applicable antitrust laws must have been terminated or must have expired, any consents required to be obtained prior to the closing of the Merger under any applicable antitrust laws must have been obtained and any filings required to be made prior to the closing of the Merger under any applicable antitrust laws must have been made;

-
at least 50 days must have elapsed after the filing of the merger proposals with the Israeli Companies Registrar and at least 30 days must have elapsed from the approval of the Merger by the shareholders of each of our company and the Merger Sub;

-	we and Merger Sub must have received the Merger Certificate from the Israeli Companies’ Registrar; and

-
no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

Conditions to Avaya’s and Merger Sub’s Obligations. The obligation of Avaya and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

(i)      the representations and warranties made by us in the Merger Agreement relating to (a) our organization, good standing, qualification, and organizational documents, (b) our capitalization and (c) our authority to execute and perform the Merger Agreement and the due authorization thereof must be true and correct as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty must be true and correct on and as of such other date);

(ii)              the representations and warranties made by us in the Merger Agreement relating to (a) our intellectual property and (b) taxes must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct in all material respects on and as of such other date);

(iii)             the other representations and warranties made by us in the Merger Agreement must be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Material Adverse Effect” beginning on page 63) as of the date of the Merger Agreement and as of the closing date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties must be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

(iv)             we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date;

(v)              there shall not be pending or threatened any proceeding by any governmental entity that has a reasonable likelihood of success (i) challenging the acquisition by Avaya or Merger Sub of any of our Ordinary Shares, seeking to prohibit the consummation of the Merger or any other transaction contemplated by the Merger Agreement or seeking to obtain from us, Avaya or Merger Sub any damages that are material in relation to us and our subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by our company, Avaya or any of our respective subsidiaries of any material portion of the business or assets of Radvision, Avaya or any of our respective subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Avaya to acquire or hold, or exercise full rights of ownership of, our Ordinary Shares, including the right to vote the Ordinary Shares purchased by it on all matters properly presented to our shareholders, (iv) seeking to prohibit Avaya or any of its subsidiaries from effectively controlling in any material respect the business or operations of our company or our subsidiaries, or (v) seeking to impose damages on Avaya, us or any of our respective subsidiaries as a result of the transactions contemplated by the Merger Agreement in amounts that are material in relation to Radvision or the transactions;

(vi)             from the date of the Merger Agreement until the closing date there must not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(vii)            Avaya shall have received written resignation letters from each of the members of our and our subsidiaries' board of directors, or other evidence of their removal, effective as of the later of the closing or the appointment of at least one Avaya-nominated director;

(viii)           as of the effective time of the Merger we must not have any indebtedness for borrowed money and we must deliver to Avaya at the closing a certificate to such effect;

(ix)             we shall have obtained the OCS Approval, except if the failure to obtain such approval results from a requirement to pay the OCS money as a condition for such approval and Avaya does not assume such payment; and.

(x)              we must deliver to Avaya certificates to the effect of the foregoing conditions (i), (ii), (iii), (iv) and (viii).

Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

(i)               the representations and warranties made by Avaya and Merger Sub in the Merger Agreement relating to (a) their organization, good standing and qualification and (b) their authority to execute and perform the Merger Agreement and the due authorization thereof must be true and correct as of the date of the Merger Agreement and as of the closing date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty must be true and correct on and as of such other date); and

(ii)              the other representations and warranties made by Avaya and Merger Sub in the Merger Agreement must be true and correct (disregarding any qualifications as to materiality or material adverse effect contained therein), as of the date of the Merger Agreement and as of the closing date as though made on the closing date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or material advere effect contained therein) on and as of such other date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have an a material adverse effect on Avaya or Merger Sub’s ability to perform their obligations under the Merger Agreement or consummate the Merger; and

(iii)             Avaya and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

(iv)             Avaya must deliver to us at the closing a certificate to the effect of the foregoing conditions (i), (ii) and (iii).

Termination

Prior to the effective time of the Merger, Avaya and we can terminate the Merger Agreement under certain circumstances, including:

1.	By mutual written consent of Avaya, Merger Sub and us;

2.	By either Avaya or us if:

(i) the Merger is not consummated on or before August 14, 2012, or the Outside Date, provided that the terminating party shall not be permitted to terminate the Merger Agreement if the failure to consummate the Merger by the Outside Date results from material breach by Avaya or Merger Sub (in the case of termination by Avaya) or Radvision (in the case of termination by Radvision) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any Ancillary Agreement;

(ii) our shareholders do not approve the Merger upon a vote at the Meeting;

(iii) any governmental authority issues any order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable, except that if the issuance of such final, non-appealable order, decree, ruling or other action was primarily due to the failure of a party to perform any of its obligations under the Merger Agreement or any of the Ancillary Agreements then any termination by such party shall be deemed to be a termination by the other party, as applicable; or

(iv) any closing condition of such party provided in the Merger Agreement becomes incapable of being satisfied on or before the Outside Date, provided that the party seeking termination shall not be permitted to terminate the Merger Agreement if the failure of such condition results from material breach by Avaya or Merger Sub (in the case of termination by Avaya) or Radvision (in the case of termination by Radvision) of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or in any Ancillary Agreement;

3.
By Avaya if we have breached or failed to perform in any material respect any of our representations, warranties or covenants contained in the Merger Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of certain closing conditions of Avaya and Merger Sub and (ii) cannot be or has not been cured within 45 calendar days after the giving of written notice to us of such breach;

4.	By Avaya if:

(i) our Board of Directors fails to reaffirm publicly and unconditionally its recommendation to our shareholders to approve the Merger within four days of Avaya's request to do so (which request may be made at any time following public disclosure of a Company Takeover Proposal), which public reaffirmation must also include the  unconditional rejection of such Company Takeover Proposal, provided that Avaya may not be entitled to terminate the Merger Agreement pursuant to this provision if our shareholders approve the Merger;

(ii) (a) we or any of our officers, directors or other representatives take any of the actions prohibited by the No-Shop Provision or (b) a Company Recommendation Change (as defined in the section of this Proxy Statement entitled "The Merger Agreement – Restrictions on Solicitations of Other Offers" beginning on page 67) shall have occurred; or

(iii) any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition prevents the enforcement of us paying the applicable company termination fee required under the Merger Agreement;

5.
By us if Avaya has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or any Ancillary Agreements, which breach or failure to perform (i) would give rise to the failure of certain of Avaya's closing conditions of and (ii) cannot be or has not been cured within 45 calendar days after the giving of written notice to Avaya of such breach; and

6.
By us if (i) all of the conditions to closing have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) we have notified Avaya in writing that we are ready, willing and able to consummate the transactions contemplated by the Merger Agreement, (iii) Avaya and Merger Sub fail to complete the closing when required under the Merger Agreement  and (iv) Avaya and Merger Sub fail to complete the closing within three (3) business days after the date of receipt of the notice contemplated by clause (ii) and we stood ready, willing and able to consummate the Merger through the end of such three (3) business day period.

In the event that the Merger Agreement is terminated pursuant to clauses (1), (2), (5) or (6), Avaya agreed that for a period of eighteen (18) months commencing from the date on which the Merger Agreement is terminated, it will not directly or indirectly solicit to employ any of our or our subsidiaries' officers or employees, not including (i) any general solicitations not specifically targeting our or our subsidiaries' officers or employees and any hiring resulting therefrom; or (i) soliciting or hiring officers or employees whose employment has been terminated by us or one of our subsidiaries at least six months prior to their solicitation by Avaya.

Fees and Expenses

Termination Fees. The Merger Agreement requires that we pay Avaya the Company Termination Fee of $10,000,000 in the event that:

i.	the Merger Agreement is terminated by Avaya under the circumstances described in clauses (3) and (4) above under "Termination"; or

ii.
any person makes a Company Takeover Proposal that was (A) publicly disclosed or otherwise communicated to a member of our senior management or to our Board of Directors before the Meeting and (B) not publicly withdrawn prior to ten days before the date of the Meeting and thereafter the Merger Agreement is terminated (other than termination described in clauses (1), (5) and (6) above under "Termination") and within eight months of such termination we enter into a definitive agreement to consummate, or consummate, or our Board of Directors approves or recommends, the transactions contemplated by, a Company Takeover Proposal.

Any fee due under clause (i) above shall be paid on or before the fifth business day after such termination and any fee due pursuant to clause (ii) above shall be paid within five (5) business days from the date of execution of such definitive agreement or, if earlier, consummation of such transactions.  In no event will we be required to pay the Company Termination Fee on more than one occasion.

The Merger Agreement also requires that we pay Avaya the Company Reduced Termination Fee of $3,000,000 in the event that the Merger Agreement is terminated by us under the circumstances described in clause (2)(ii) above under "Termination" and within six months of such termination we enter into a definitive agreement to consummate, or consummate, or our Board of Directors approves or recommends, the transactions contemplated by, a Company Takeover Proposal and Avaya is not entitled to the payment of the full Company Termination Fee pursuant to clause (ii) above.

The Merger Agreement requires that Avaya pay us the Avaya Termination Fee of $30,000,000 in the event that the Merger Agreement is terminated under the circumstances described in clauses (5) or (6) above under "Termination" and we are not entitled to the payment of the Avaya Reduced Termination Fee.

The Merger Agreement also provides that Avaya pay us the Avaya Reduced Termination Fee of $15,000,000 in the event that:

(i)
(a) the Merger Agreement is terminated under the circumstances described in clause (2)(i) above under "Termination", (b) if such termination is by us that we have provided Avaya three days prior notice that we are ready, willing and able to consummate the transactions contemplated by the Merger Agreement, (c) at the time of such termination, all of the conditions to closing (except for those conditions to be satisfied at the closing and except the condition that relates to any waiting periods, consents, or filings required under any applicable antitrust laws) have been satisfied and (d) the sole reason that such condition relating to any waiting periods under any applicable antitrust law is not satisfied is because Avaya or any controlled affiliate of Avaya is required to dispose of any of its assets or to limit its freedom of action with respect to any of its material businesses, or to consent to any disposition of its material assets or limits on our freedom of action with respect to any of our material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any antitrust law, and Avaya or any such controlled affiliate of Avaya failed  to take such action; or

(ii)
the Merger Agreement is terminated by Avaya under the circumstances described in clause (2)(iv) above under "Termination" because the condition relating to waiting periods, consents and filings required under applicable antitrust laws has become incapable of being satisfied on or before August 14, 2012, because Avaya or any controlled affiliate of Avaya is required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the our material assets or limits on our freedom of action with respect to any of our material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any antitrust law, and Avaya or any such controlled affiliate of Avaya refuses to take such action.

In no event will Avaya be required to pay the Avaya Termination Fee or the Avaya Reduced Termination Fee on more than one occasion.

Interest and Costs. If either we or Avaya fail to pay in a timely manner the applicable termination fee, such amount will accrue interest for the period commencing on the date such amount became past due, and the party failing to pay such amounts will pay to the other party all of its costs and expenses (including attorneys' fees) in connection with efforts to collect such amounts.

Other Fees and Expenses. All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The applicable termination fee payable by Avaya, to the extent we are entitled to it, is the sole and exclusive remedy available to us in connection with termination of the Merger Agreement. We will only be entitled to the applicable termination fee payable by Avaya in the circumstances described above in the section entitled “—Fees and Expenses”. Avaya and Merger Sub are entitled to all remedies available at law or equity, including seeking an order of specific performance against us, except that if the Merger Agreement is terminated by Avaya in the circumstances described in paragraphs 3 and 4 under “Termination” above, the applicable termination fee payable by us is the sole and exclusive remedy available to Avaya and Merger Sub in connection with such termination. We are not entitled to any remedy in connection with any failure of the Merger to occur or any breach by Avaya or Merger Sub of the Merger Agreement except after termination of the Merger Agreement, and only to the extent such termination entitles us to the Avaya Termination Fee or the Avaya Reduced Termination Fee. We are not entitled to any remedy (including specific performance) prior to termination of the Merger Agreement.

Additional Covenants

General. The Merger Agreement provides, in Article VI thereof, for a number of additional covenants and agreements of the parties relating to, among other things:

-	access to information and confidentiality;

-	filings with government entities;

-	our stock options;

-	our benefit plans;

-	preparation of the Proxy Statement, the Meeting and notices to creditors and employees;

-	indemnification and insurance of directors and officers;

-	public announcements with respect to the Merger;

-	third party consents; and

-	Israeli regulatory approvals and tax rulings.

Ancillary Agreements

In connection with the Merger, the Principal Company Shareholders currently holding, in the aggregate, approximately 33.3% of our issued and outstanding Ordinary Shares have each entered into a Voting Agreement (including an irrevocable proxy) with Avaya under which such Principal Company Shareholder has agreed, among other things, to vote all of the Ordinary Shares owned by such Principal Company Shareholder in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated thereby and against any Company Takeover Proposal (except if the Merger Agreement is terminated in accordance with its terms or is amended, without the prior consent of such Principal Company Shareholder, to reduce the Merger Consideration in any respect or in a manner that is materially adverse to us or our shareholders). The Principal Company Shareholders have entered into the Voting Agreements only in their individual capacities as shareholders of our company and may vote such shares on all other matters submitted to our shareholders for their approval.

In addition, in connection with the Merger, Mr. Zohar Zisapel, Avaya and Merger Sub entered into a Non-Competition and Non-Solicitation Agreement, the material terms of which provide that for a period of 24 months following the closing of the Merger Mr. Zisapel (i) will not, and will not cause any of his controlled affiliates to, engage in any activity  or business, establish any new business or invest in any existing business that is in competition with our company’s business (which will not be deemed to prohibit Mr. Zisapel or his controlled affiliates from owning up to five percent of the outstanding shares of any class of capital stock of any such competitor so long as neither Mr. Zisapel nor any of his affiliates has any participation in the management of such competitor) and (ii) will not, and will not cause any of his representatives or affiliates to, directly or indirectly, solicit, recruit or hire any of our or our subsidiaries' employees or induce or encourage any of our or our subsidiaries' employees to leave our or our subsidiaries' employment.

Amendment, Extension and Waiver of the Merger Agreement

The Merger Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each of us, Avaya and Merger Sub; provided, however, that, after approval of the Merger by our shareholders, there will be no amendment that by law requires further approval by our shareholders without the further approval of our shareholders and no amendment will be made after the effective time of the Merger. Except as required by law, no amendment of the Merger Agreement will require the approval of our shareholders.

           At any time prior to the effective time, we, or Avaya or Merger Sub may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement; provided, however, that, after approval of the Merger by our shareholders, there will be no waiver that by law requires further approval by our shareholders without the further approval of our shareholders and no waiver will be made after the effective time of the Merger. Except as required by law, no extension or waiver of the Merger Agreement will require the approval of our shareholders.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information as of March 26, 2012 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5.0% of our Ordinary Shares, (ii) each of our directors and executive officers, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	5,128,317	(3)	27.40%
Ross Margolies	1,578,112	(4)	8.47%
Yehuda Zisapel	1,341,950	(5)	7.20%
Boaz Raviv	471,550	(6)	2.47%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
All directors and executive officers as a group (7 persons)	5,956,267		30.47%
____________________________
*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18,632,043 Ordinary Shares issued and outstanding (which excludes 3,884,180 Ordinary Shares held in treasury) as of March 26, 2012.

(3)
Includes (i) 3,424,151 Ordinary Shares owned of record by Mr. Zohar Zisapel; (ii) 85,000 Ordinary Shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which, options to purchase 45,000 Ordinary Shares have an exercise price of $19.59 per share and expire in July 2013, options to purchase 20,000 Ordinary Shares have an exercise price of $7.81 per share and expire in November 2016, and options to purchase 20,000 Ordinary Shares have an exercise price of $5.30 per share and expire in November 2017; (iii) 1,121,097 Ordinary Shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 Ordinary Shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 14, 2012. The Schedule 13G/A states that of such shares, 1,567,000 Ordinary Shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership. Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP. Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds. In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 Ordinary Shares.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 Ordinary Shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 Ordinary Shares owned of record by RADbit Inc., a company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(6)	This number includes 471,550 Ordinary Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of the date of this Proxy Statement, granted to Mr. Boaz Raviv.

MARKET PRICE INFORMATION

Our Ordinary Shares were listed on the NASDAQ Global Market from our initial public offering on March 14, 2000 until July 1, 2006, at which date the listing of our Ordinary Shares was transferred to the NASDAQ Global Select Market ("NASDAQ") (symbol: RVSN).  Since October 20, 2002, our Ordinary Shares have also been traded on the Tel Aviv Stock Exchange ("TASE") (symbol: RVSN).

The following table sets forth, for the periods indicated, the high and low market prices of our Ordinary Shares on the NASDAQ and the TASE:

Annual Stock Information

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2007	$24.97	$10.39	$25.13	$10.57
2008	$11.84	$4.08	$11.29	$4.22
2009	$9.61	$4.31	$9.41	$4.55
2010	$9.02	$5.60	$8.90	$5.50
2011	$12.00	$4.55	$12.56	$4.67
2012 (through March 26, 2012)	$11.75	$7.06	$11.74	$6.81

Quarterly Stock Information

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2010
First Quarter	$6.95	$5.95	$6.93	$5.92
Second Quarter	$6.96	$5.60	$6.84	$5.50
Third Quarter	$7.00	$6.00	$7.22	$6.14
Fourth Quarter	$9.02	$6.30	$8.90	$6.34

2011
First Quarter	$11.71	$8.55	$11.94	$8.61
Second Quarter	$12.00	$7.28	$12.56	$7.12
Third Quarter	$7.89	$5.22	$7.61	$5.42
Fourth Quarter	$10.27	$4.55	$9.94	$4.67

2012
First Quarter (through March 26, 2012)	$11.75	$7.06	$11.74	$6.81

Monthly Stock Information

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
September 2011	$6.22	$5.22	$6.15	$5.33
October 2011	$5.83	$4.88	$5.95	$5.00
November 2011	$5.85	$4.55	$5.84	$4.67
December 2011	$10.27	$4.76	$9.81	$4.81
January 2012	$9.90	$7.26	$9.75	$6.94
February 2012	$8.41	$7.06	$8.27	$6.87
March 2012 (through March 26, 2012 )	$11.75	$7.62	$11.74	$7.57

On March 14, 2012, the last full trading day prior to the public announcement of the Merger, the closing price for our Ordinary Shares was $11.20 per share on the NASDAQ and NIS 39.39 per share (or $10.40 per share, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on March 14, 2012) on the TASE. On March 26, 2012, the most recent practicable date before this Proxy Statement was printed, the closing price for our Ordinary Shares was $11.70 per share on the NASDAQ and NIS 43.50 per share (or $11.65 per share, based on the exchange rate between the U.S. dollar and the NIS published by the Bank of Israel on March 26, 2012) on the TASE.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR ORDINARY SHARES.

INDEPENDENT PUBLIC ACCOUNTANTS

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2011.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Radvision and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on May 11, 2011; and

•
Our Reports of Foreign Issuer on Form 6-K submitted on May 31, 2011, July 6, 2011, July 27, 2011, August  2, 2011, August 31, 2011, September 26, 2011, October 3, 2011, October 5, 2011, October 6, 2011, October 27, 2011, November 30, 2011, December 29, 2011, January 3, 2012, January 4, 2012, January 31, 2012, February 8, 2012, February 29, 2012, March 15, 2012, March 19, 2012 and March 21, 2012.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of our Ordinary Shares.

For more information about our company, you may also visit our website at www.radvision.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MARCH 28, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS WILL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ITEM 2 – APPROVAL OF AN AMENDMENT TO THE INDEMNIFICATION AGREEMENTS
BETWEEN US AND OUR DIRECTORS AND CERTAIN OFFICERS

The Companies Law 5759-1999 of the State of Israel (the "Companies Law") and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. Specifically, granting indemnification agreements to directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

We propose to replace the clause in Section 3.2 of our form of such indemnification agreement that refers to "an amount equal to fifty percent (50%) of the net equity of the Company, based on the most recent financial statements made publicly available before the date of the which the indemnity payment is made" with "an amount equal to fifty percent (50%) of the net equity of the Company as of December 31, 2011".  This will change the aggregate amount of indemnification we can provide the indemnitees under these agreements and will fix it to an amount of approximately $51 million. The proposed form of the amended indemnification agreement is attached hereto as Appendix D and is marked to reflect the changes made to the form that was approved in the past.

In addition, our Audit Committee and Board of Directors approved the grant of the proposed form of the amended indemnification agreement to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them. Currently, among our directors, only Mr. Zohar Zisapel may be deemed a "controlling shareholder" (as such term is defined in the Companies Law) of our company and Mr. Efraim Wachtel, a director, may be deemed related to our controlling shareholder by virtue of his position as President and CEO of RAD Data Communications Ltd., a company controlled by Mr. Zohar Zisapel; and consequently, granting an amended indemnification agreement to each of Mr. Zisapel and Mr. Wachtel may constitute a transaction of our company in which our controlling shareholder has a personal interest.

At the Meeting, the shareholders will be asked to approve the amended indemnification agreement in the form of Appendix D hereto (A) to our directors serving from time to time in such capacity who are not considered controlling shareholders or related to them and (B) to our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them.  For the avoidance of doubt, if the proposal in clauses (A) and (B) are not approved, the validity of the existing form of indemnification agreement will not be affected.

Our Audit Committee and Board of Directors believe that approval of the amended indemnification agreement is in the best interests of our company as it will change the aggregate amount of indemnification we can provide the indemnitees under these agreements and will fix it to an amount of approximately $51 million and enable us to attract and retain highly qualified directors and officers from time to time.

Under the Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order. Under the Companies Law, indemnification agreements with officers who are not considered controlling shareholders or related to them is required to be approved by our Audit Committee and Board of Directors, but not by shareholders.  The proposed form of amended indemnification agreement for all of our directors and officers, as described above, was approved by our Audit Committee on March 13, 2012 and by our Board of Directors on March 14, 2012.

It is proposed that at the Meeting the following resolutions be adopted:

“A.           RESOLVED, to approve the amended indemnification agreement in the form of Appendix D hereto, to be provided to directors of Radvision serving from time to time in such capacity who are not considered controlling shareholders of Radvision or related to them; and

B.             RESOLVED, to approve, until April 30, 2015, the amended indemnification agreement in the form of Appendix D hereto, to be provided to directors and officers of Radvision serving from time to time in such capacity who are considered controlling shareholders of Radvision or related to them.”

Required Vote:

Approval of proposed resolution "A" above requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter.

Pursuant to the Companies Law, in general the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve an indemnification agreement with a director.  However, because our Chairman of the Board of Directors, Mr. Zohar Zisapel, may be deemed a controlling shareholder of the Company, and Mr. Efraim Wachtel, a director, may be deemed related to our controlling shareholder by virtue of his position as President and CEO of RAD Data Communications Ltd., a company controlled by Mr. Zohar Zisapel, the approval of proposed resolution "B" under this matter requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter (not including abstentions) who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter (not including abstentions) who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company.

The Companies Law requires that each shareholder voting on the matter relating to Mr. Zisapel and Mr. Efraim Wachtel indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its shares or voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Because it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Rael Kolevsohn, Adv., our General Counsel for guidance at +972-3-767-9394 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

The Board of Directors recommends a vote "FOR" approval of the proposed resolutions.

ITEM 3 - TO APPROVE AN INCREASE IN THE AGGREGATE COVERAGE AVAILABLE
UNDER OUR CURRENT DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY
FROM $15,000,000 TO $30,000,000

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for their liability by reason of acts or omissions committed in their respective capacities as officers or directors.  Specifically, the purchase of insurance for directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

We propose to increase the aggregate coverage available under our current directors' and officers' liability insurance policy from $15,000,000 to $30,000,000. The annual premium to be paid by us as a result of such increase in the coverage is currently expected to rise by approximately $80,000 from approximately $120,000 to approximately $200,000.

In addition, our Audit Committee and Board of Directors approved the increase in the aggregate coverage available under our directors' and officers' liability insurance policy to our directors and officers, including our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them. Currently, among our directors, only Mr. Zohar Zisapel may be deemed a controlling shareholder of our company and Mr. Efraim Wachtel may be deemed related to our controlling shareholder by virtue of his position as President and CEO of RAD Data Communications Ltd., a company controlled by Mr. Zohar Zisapel, and consequently, granting an increase in the aggregate coverage available under the liability insurance policy to each of Mr. Zisapel and Mr. Wachtel may constitute a transaction of our company in which our controlling shareholder has a personal interest. The term of the directors' and officers' liability insurance policy applicable to each of Messrs. Zisapel and Wachtel will be a period of three years from the date of approval of this increase and for all of our other directors and officers the term will be seven years.

At the Meeting, the shareholders will be asked to approve the increase in the aggregate coverage available (A) for our directors serving from time to time in such capacity who are not considered controlling shareholders or related to them and (B) for our directors and officers serving from time to time in such capacity who are considered our controlling shareholders or related to them.  For the avoidance of doubt, if the proposal in clauses (A) and (B) are not approved, the existing coverage limit of our current directors' and officers' liability insurance policy will not be affected.

Our Audit Committee and Board of Directors believe that it is in our best interests to increase the aggregate coverage available under our current directors' and officers' liability insurance policy from $15,000,000 to $30,000,000 as it will enable us to attract and retain highly qualified directors and officers from time to time.

Under the Companies Law, the increase in coverage under our directors' and officers' liability insurance policy for officers who are not considered controlling shareholders or related to them is required to be approved by our Audit Committee and Board of Directors, but not by shareholders.  The proposed increase for all of our directors and officers, as described above, was approved by our Audit Committee on March 13, 2012, and by our Board of Directors on March 14, 2012.

It is proposed that at the Meeting the following resolutions be adopted:

“A.           RESOLVED, to approve an increase in the aggregate coverage available under our current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000, to be provided to directors of Radvision serving from time to time in such capacity who are not considered controlling shareholders of Radvision or related to them; and

B.              RESOLVED, to approve an increase in the aggregate coverage available under our current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000, to be provided to directors and officers of Radvision serving from time to time in such capacity who are considered controlling shareholders of Radvision or related to them.”

Required Vote:

Approval of proposed resolution "A" above requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter.

Approval of proposed resolution "B" above requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter (not including abstentions) who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter (not including abstentions) who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company. For a discussion of the provisions of the Companies Law regarding personal interests, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote "FOR" approval of the proposed resolutions.

OTHER MATTERS

The Board of Directors will not bring any matter before the Meeting other than as specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and no other such matters may be brought before the Meeting by others.

By Order of the Board of Directors, ZOHAR ZISAPEL Chairman of the Board of Directors

March 28, 2012

APPENDIX A

MERGER AGREEMENT

The Merger Agreement has been included in this Proxy Statement to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about our company. The Merger Agreement contains representations and warranties made by us to Avaya and Merger Sub and representations and warranties made by Avaya and Merger Sub to us.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The assertions contained in certain of those representations and warranties were made solely for purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact.  Certain of our representations and warranties are required to be true as of specific dates, including as of the closing date of the Merger. Indeed, we are required to take certain action necessary to ensure such representations and warranties are accurate at the time of closing.  Moreover, to the extent that any representation or warranty may not be entirely accurate as of the closing date, it may be subject to qualifications and limitations agreed by the parties and to a contractual standard of materiality or material adverse effect.  Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Radvision, Avaya or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures.    See the section of this Proxy Statement entitled “The Merger Agreement— Material Adverse Effect” beginning on page 63.

EXECUTION COPY

MERGER AGREEMENT

Among

AVAYA INC.,

SONIC ACQUISITION LTD.

And

RADVISION LTD.

Dated as of March 14, 2012

Table of Contents

Page

ARTICLE I

The Merger

Section 1.01.	The Merger	2
Section 1.02.	Closing	2
Section 1.03.	Effective Time	2
Section 1.04.	Effects	2
Section 1.05.	Memorandum and Articles of Association	3
Section 1.06.	Directors	3
Section 1.07.	Officers	3

ARTICLE II

Effect on the Share Capital of the
Constituent Corporations; Exchange of Certificates

Section 2.01.	Effect on Share Capital	3
Section 2.02.	Exchange of Certificates; Book-Entry Shares	4

ARTICLE III

Representations and Warranties of the Company

i

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01.	Conduct of Business	40
Section 5.02.	No Solicitation by the Company	43
Section 5.03.	Product Roadmap	45

ARTICLE VI

Additional Agreements

ARTICLE VII

Conditions Precedent

Section 7.01.	Conditions to Each Party’s Obligation To Effect The Merger	58
Section 7.02.	Conditions to Obligations of Parent and Merger Sub	58
Section 7.03.	Conditions to Obligation of the Company	60

ARTICLE VIII

Termination, Amendment and Waiver

ARTICLE IX

General Provisions

Exhibits
Exhibit A	Form of Merger Proposal
Exhibit B	Parent Knowledge Group
Exhibit C	Company Knowledge Group

Index of Defined Terms

102 Trustee	Section 9.03	Exchange Act	Section 9.03
Affiliate	Section 9.03	Exchange Fund	Section 2.02(a)
Ancillary Agreements	Section 9.03	Filed Company SEC Documents	Section 9.03
Antitrust Laws	Section 6.03(e)	Filing	Section 3.04(b)
Benefited Enterprise Ruling	Section 3.15(z)	GAAP	Section 9.03
Book-Entry Shares	Section 2.01(c)	Government Grant	Section 9.03
Business Day	Section 9.03	Governmental Entity	Section 3.04(b)
Cause	Section 9.03	ICL	Preamble
Certificate	Section 2.01(c)	Immaterial Company Technology	Section 9.03
Certificate of Merger	Section 1.03	Indebtedness	Section 9.03
Closing	Section 1.02	Intellectual Property	Section 9.03
Closing Date	Section 1.02	Investment Center	Section 9.03
Code	Section 2.02(g)	IPL	Section 3.10(d)
Companies Registrar	Section 1.03	ISA	Section 3.05(a)
Company	Preamble	Israeli Employees	Section 3.20(d)
Company 102 Securities	Section 9.03	ISL	Section 3.05(a)
Company Benefit Plans	Section 3.18	ITA	Section 2.02(g)
Company Board	Section 3.03(b)	Judgment	Section 9.03
Company Charter	Section 3.01(b)	Key Employee	Section 9.03
Company Contracts	Section 3.12(b)	Knowledge	Section 9.03
Company Convertible Securities	Section 3.02(a)	Law	Section 9.03
Company Data	Section 3.11(b)	Lien	Section 9.03
Company ERISA Affiliate	Section 9.03	Marks	Section 9.03
Company Financial Statements	Section 3.05(b)	Maximum Premium	Section 6.08(b)
Company Intellectual Property	Section 9.03	Merger	Preamble
Company IP Contract	Section 9.03	Merger Consideration	Section 2.01(c)
Company Israeli Documents	Section 3.05(a)	Merger Notice	Section 1.03
Company IT Systems	Section 3.11(a)	Merger Proposal	Section 6.06(a)
Company Knowledge Group	Section 9.03	Merger Sub	Preamble
Company Material Adverse Effect	Section 9.03	Nasdaq	Section 9.03
Company Ordinary Share	Preamble	Non-Competition and Non-Solicitation Agreement	Preamble
Company Pension Plans	Section 3.19(a)	Non-Conforming Contract	Section 3.12(b)
Company Property	Section 3.09(a)	OCS	Section 9.03
Company Recommendation	Section 6.01(b)	OCS Approval	Section 9.03
Company Recommendation Change	Section 5.02(c)	Off-the-Shelf IP Contracts	Section 9.03
Company Reduced Termination Fee	Section 9.03	Option Consideration	Section 6.04(a)
Company SEC Documents	Section 3.05(a)	Option Schedule	Section 6.04(c)
Company Shareholder Approval	Section 3.03(c)	Options Tax Ruling	Section 6.10(a)
Company Shareholders Meeting	Section 6.01(b)	Ordinance	Section 2.02(g)
Company Software	Section 9.03	Ordinary Course of Business	Section 9.03
Company Stock Option	Section 9.03	Outside Date	Section 8.01(b)(i)
Company Stock Plans	Section 9.03	Parent	Preamble
Company Subsidiaries	Section 3.01(a)	Parent Knowledge Group	Section 9.03
Company Takeover Proposal	Section 9.03	Parent Material Adverse Effect	Section 9.03
Company Technology	Section 9.03	Parent Reduced Termination Fee	Section 9.03
Company Termination Fee	Section 9.03	Parent Termination Fee	Section 9.03
Confidentiality Agreement	Section 6.02	Patents	Section 9.03
Consent	Section 3.04(b)	Paying Agent	Section 2.02(a)
Contract	Section 3.02(a)	Permits	Section 3.13(a)
Copyrights	Section 9.03	Permitted Lien	Section 9.03
ECI	Section 9.03	Person	Section 9.03
Effective Time	Section 1.03	Primary Company Executives	Section 3.19(f)
Equity Interest	Section 9.03	Principal Company Shareholders	Preamble
ERISA	Section 3.19(a)	Prior Company Bidder	Section 9.03

Proceeding	Section 9.03	subsidiary	Section 9.03
Products	Section 3.23	Superior Company Proposal	Section 9.03
Proxy Statement	Section 6.01(a)	Surviving Corporation	Section 1.01
Publicly Available Software	Section 9.03	TASE	Section 9.03
R&D Sponsor	Section 3.10(j)	Tax	Section 3.15(bb)
Reference Date	Section 3.02(a)	Tax Return	Section 3.15(bb)
Related Party	Section 3.22	Technology	Section 9.03
Representative	Section 9.03	Trade Secrets	Section 9.03
Sarbanes-Oxley Act	Section 3.05(d)	Transactions	Preamble
SEC	Section 9.03	Voting Agreement	Preamble
Section 102 Plan	Section 3.19(i)	Voting Company Debt	Section 3.02(a)
Securities Act	Section 9.03	WARN	Section 3.20(b)
Service Provider	Section 9.03	Withholding Tax Ruling	Section 6.10(b)
Software	Section 9.03
Specified Entity	Section 9.03

v

MERGER AGREEMENT

MERGER AGREEMENT dated as of March 14, 2012, among Avaya Inc., a Delaware corporation (“Parent”), Sonic Acquisition Ltd., a corporation incorporated under the laws of the State of Israel (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent, and RADVISION Ltd., a corporation incorporated under the laws of the State of Israel (the “Company”).

The parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent and each issued Ordinary Share with a nominal value of ten Israeli Agorot (NIS 0.10) per share of the Company (“Company Ordinary Share”) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive $11.85 (eleven U.S. Dollars and eighty five cents) in cash.

The Board of Directors of the Company has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

The Board of Directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the Board of Directors of Merger Sub has (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions. Simultaneously with the execution and delivery of this Agreement, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

Simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent and each of Zohar Zisapel, Yehuda Zisapel, Boaz Raviv, RADbit Inc., Lomsha Ltd., Michael and Klil Holdings (93) Ltd. and RAD Data Communications Ltd. (the “Principal Company Shareholders”) are entering into one or more agreements (the “Voting Agreements”) pursuant to which the Principal Company Shareholders are agreeing to take, solely in their capacities as Company shareholders, specified actions in furtherance of the Merger.

Simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent, the Company and Zohar Zisapel are entering into a Non-Competition and Non- Solicitation Agreement (the “Non-Competition and Non-Solicitation Agreement”).

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.                                The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Sections 314 through 327 of the ICL, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)) at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Parent.

SECTION 1.02.                                Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. on the second Business Day following the date on which each of the conditions set forth in Article VII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.03.                                Effective Time.  Before the Closing, Parent shall prepare, and as soon as practicable after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice (the “Merger Notice”) informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting that, promptly after notice that the Closing has occurred, the Companies Registrar issue a certificate evidencing completion of the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”).  The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.                                Effects.  The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and all the rights, privileges, immunities, powers and franchises of the Surviving Corporation shall continue unaffected by the Merger in accordance with the ICL.

SECTION 1.05.                                Memorandum and Articles of Association.  (a)  The articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)           The memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

SECTION 1.06.                                Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation’s articles of association.

SECTION 1.07.                                Officers.  The officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Share Capital of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01.                                Effect on Share Capital.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Ordinary Shares or any shares of Merger Sub:

(a)           Share Capital of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable ordinary share, par value one Israeli Agorot (NIS 0.01) per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

(b)           Cancellation of Treasury Shares and Parent-Owned Shares.  Each Company Ordinary Share that is owned by the Company, any Company Subsidiary, Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Conversion of Company Ordinary Shares.  Subject to Section 2.01(b) (Cancellation of Treasury Shares and Parent-Owned Shares), each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $11.85 (eleven U.S. Dollars and eighty five cents) in cash (the “Merger Consideration”).  As of the Effective Time, all such Company Ordinary Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) or book-entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate (or affidavits of loss in lieu thereof) or Book-Entry Shares in accordance with Section 2.02 (Exchange of Certificates; Book Entry Shares), Merger Consideration without interest and subject to any applicable withholding Tax.

(d)           Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Ordinary Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration as provided in Section 2.01(c) shall be equitably adjusted to reflect such change.

SECTION 2.02.                                Exchange of Certificates; Book-Entry Shares.

(a)           Paying Agent.  On or prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and shall, at the Closing, deposit or cause to be deposited with the Paying Agent all the cash necessary to pay for the Company Ordinary Shares converted into the right to receive Merger Consideration pursuant to Section 2.01 (Effect on Share Capital) (such cash being hereinafter referred to as the “Exchange Fund”).  The Paying Agent shall, pursuant to irrevocable instructions, deliver the cash to be paid pursuant to Section 2.01 (Effect on Share Capital) out of the Exchange Fund.  In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01(c), Parent shall promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment.  The Exchange Fund shall not be used for any other purpose except as expressly provided for in this Agreement.

(b)           Exchange Procedures.  As promptly as practicable following the Effective Time and in any event not later than the fourth Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates or Book-Entry Shares by the Paying Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify, and which shall be in form reasonably satisfactory to the Company and shall be submitted to the Company’s review at least five (5) days prior to the estimated date of the Effective Time), (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration for the number of Company Ordinary Shares previously represented by such Certificate or Book-Entry Share and (iii) a declaration in which the beneficial owner of Company Ordinary Shares underlying a Certificate or Book-Entry Share provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling (as defined herein), if obtained).  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be promptly paid in exchange therefor the Merger Consideration without interest and subject to any applicable withholding Tax, for each Company Ordinary Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established, to the reasonable satisfaction of the Surviving Corporation, that such tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, as contemplated by this Article II, without interest and subject to any applicable withholding Tax.

(c)           No Further Ownership Rights in Company Ordinary Shares.  The Merger Consideration paid in respect of Company Ordinary Shares upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Ordinary Shares previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the share transfer books and shareholder register of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books and shareholder register of the Surviving Corporation of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Company Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Ordinary Shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e) (No Liability), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Ordinary Shares for twelve months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Ordinary Shares who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, without interest.

(e)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)           Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article II, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund, as provided in Section 2.02(a) and (ii) such investments shall be: (1) marketable obligations of, or obligations fully and directly guaranteed by, the United States, which obligations have a maturity of not more than 90 days; (2) repurchase obligations with a term of not more than ten days for underlying securities of the types described in the preceding clause (1) entered into with any bank organized under the laws of the United States or any state thereof, the commercial paper of which bank is rated A-2 or better by Standard & Poor’s Ratings Group or Prime-2 or better by Moody’s Investors Service, Inc.; or (3) money market funds (including tax-free funds) registered under the Investment Company Act of 1940, as amended from time to time, which have the highest rating available from a nationally recognized rating agency (e.g., AAA from Standard & Poor’s).  Any interest and other income resulting from such investments shall be paid to Parent.

(g)           Withholding Rights.  Parent, the Surviving Corporation, the 102 Trustee and the Paying Agent shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including without limitation the Merger Consideration and payments made pursuant to Section 6.04(b) (Company Stock Options) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”), or under any provision of state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Ordinary Shares or Company Stock Options provides Parent, the Paying Agent or the Surviving Corporation with a valid withholding certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration or the Option Consideration to Parent’s reasonable satisfaction, at least two Business Days prior to the date of payment of such Merger Consideration or the Option Consideration, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration, as applicable, payable to such holder of record of Company Ordinary Shares or Company Stock Options, as applicable, shall be made only in accordance with the provisions of such withholding certificate.  For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such customary terms as may be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate any cash that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Schedules to this Article III, the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01.                                Organization, Standing and Power.  (a)  The Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.  Schedule 3.01(a) lists each Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified and in good standing (in those jurisdictions where such concept is recognized) to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  A true and complete list of the jurisdictions in which the Company and the Company Subsidiaries are so qualified is set forth in Schedule 3.01(a).

(b)           The Company has made available to Parent true and complete copies of the memorandum of association and articles of association of the Company, as in effect on the date of this Agreement (as so amended, the “Company Charter”), and the charter and organizational documents of each Company Subsidiary, in each case as in effect on the date of this Agreement.  The minute books of the Company and each Company Subsidiary for the period commencing from January 1, 2009, and all the share certificate and transfer books of the Company and each Company Subsidiary, all of which have been made available to Parent before the date hereof, are true and complete in all material respects.  At the Closing, all such books will be in the possession of the Company or the applicable Company Subsidiary.

SECTION 3.02.                                Share Capital of the Company and the Company Subsidiaries.  (a)  The authorized share capital of the Company consists of 4,500,000 New Israeli Shekels divided into 45,000,000 shares divided into 44,984,470 ordinary shares of a nominal value of ten Israeli Agorot (NIS 0.10) each and 15,530 deferred shares of a nominal value of ten Israeli Agorot (NIS 0.10) each.  At the close of business on March 11, 2012 (the “Reference Date”), (i) 22,516,223 Company Ordinary Shares were issued and 18,475,499 Company Ordinary Shares were outstanding, (ii) 4,040,724 Company Ordinary Shares were held by the Company in its treasury, and (iii) 3,828,441 Company Ordinary Shares were subject to outstanding Company Stock Options and 189,000 additional Company Ordinary Shares were reserved for issuance pursuant to the Company Stock Plans. All outstanding Company Stock Options as of the date hereof were issued under the RADVISION Year 2000 Stock Option Plan and no Company Stock Options are outstanding as of the date hereof or will be outstanding at the Closing Date under the RADVISION Ltd. Key Employee Share Incentive Plan (1996) and/or the RADVISION Ltd. Consultants Option Plan (1999).  Schedule 3.02(a)(i) sets forth for each Company Subsidiary the amount of its authorized share capital, the amount of its outstanding share capital and the record and beneficial owners of its outstanding share capital, and there are no other shares or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding.  All of the outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company or one or more Company Subsidiaries, free and clear of all Liens).  Except as set forth above, at the close of business on the Reference Date, no shares of the Company or other voting securities of the Company were issued, reserved for issuance or outstanding.  Since the Reference Date to the date of this Agreement, (x) there have been no issuances by the Company of Company Ordinary Shares or other voting securities of the Company, other than issuances of Company Ordinary Shares pursuant to the exercise of Company Stock Options outstanding as of the Reference Date and (y) there have been no issuances by the Company of options, warrants, other rights to acquire Company Ordinary Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Ordinary Shares.  All outstanding Company Ordinary Shares and all the outstanding share capital of each Company Subsidiary are, and all such shares that may be issued before the Effective Time, when issued, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Law (including the ICL), the Company Charter, by-laws or other organizational documents of any Company Subsidiary or any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement, written or oral (“Contract”) to which the Company or any Company Subsidiary is a party or otherwise bound.  There are not any bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of share capital of the Company or any Company Subsidiary may vote (“Voting Company Debt”).  Schedule 3.02(a)(ii) lists, with respect to each outstanding Company Stock Option: (a) the Company Stock Plan under which such Company Stock Option was issued, (b) whether such Company Stock Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, (c) the holder thereof, (d) the grant or issuance date, (e) expiration date, (f) the number of Company Ordinary Shares issuable thereunder, (g) the exercise price, (h) the vesting schedule thereof (including any acceleration terms in excess of those provided in the Company Stock Plans), and (i) with respect to each Company Stock Option (including exercised Company Stock Options) granted to any person subject to Israeli taxation: (A) whether such Company Stock Option was granted pursuant to Section 3(i) of the Ordinance or Section 102 thereof and specifying the subsection of Section 102 of the Ordinance pursuant to which such Company Stock Option was granted, (B) whether the holder thereof is an employee, director or consultant of the Company or any of the Company Subsidiaries (and the entity (either the Company or the relevant Company Subsidiary) receiving services from such person), (C)  such person’s holding percentage in the Company (including on a fully diluted basis if it exceeds 5% of the outstanding share capital of the Company), (D) whether such person has relocated from or to Israel and (E) with respect to each Company 102 Security, the date on which the grant of such securities was approved by the board of directors of the Company.  Except as set forth above, or on Schedule 3.02(a)(iii), there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional share capital or other equity interests in, or any security convertible or exercisable for or exchangeable into any share capital of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Ordinary Shares (collectively, “Company Convertible Securities”).  There were not in the past nor are there currently any contractual rights or obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire from any person subject to Israeli taxation any Company Stock Option or any share capital or other equity interests of the Company or any Company Subsidiary; and currently there are not any outstanding contractual rights or obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital, membership interests, partnership interests, joint venture interests or other equity interests of the Company or any Company Subsidiary.

(b)           Schedule 3.02(b) sets forth a true and complete list of all share capital, membership interests, partnership interests, joint venture interests and other equity interests in any Person (other than a Company Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary.

SECTION 3.03.                                Authority; Execution and Delivery; Enforceability; Other Matters.  (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and to consummate the Transactions.  The execution and delivery by the Company hereof and of the Ancillary Agreements to which it is, or is specified to be, a party, the performance and compliance by the Company with each of its obligations herein and therein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval.  The Company has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)           The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) recommending that the Company’s shareholders approve this Agreement, (iv) declaring that this Agreement is advisable and (v) making all other affirmative determinations required to be made by the Company in connection with this Agreement and the Merger under the ICL.  The audit committee of the Company Board has unanimously approved this Agreement and the Merger and the other transactions contemplated hereby, prior to the aforesaid approval of the Company Board.

(c)           The only vote of holders of any class or series of shares of the Company necessary to approve and adopt this Agreement and the Merger pursuant to the ICL and the Company Charter is the approval of this Agreement by holders of a majority of the outstanding Company Ordinary Shares present and voting at a meeting (not including abstainers) (the “Company Shareholder Approval”).

(d)           The Company does not have in effect any “poison pill” or any plan which could have a dilutive effect on the consummation of the Merger or the Transactions.

SECTION 3.04.                                No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, the execution and delivery by the Company of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right of termination, cancellation or acceleration of any obligation or to a right to challenge the Transactions under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (v) result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (A) the Company Charter or the charter or organizational documents of any Company Subsidiary, (B) any Company IP Contract, (C) any other material Contract or any material Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (D) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets.

(b)           No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality (in each case whether Federal, state, local, foreign, international or multinational) (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the OCS Approval, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filings (A) with the SEC of such reports under Section 13 of the Exchange Act and (B) with the ISA under the ISL, in each case, as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (iv) such Filings and Consents as may be required under the rules and regulations of Nasdaq and TASE, (v) such Filings and Consents as may be required solely by reason of Parent’s (as opposed to any third party’s) participation in the Transactions and (vi) such other Filings and Consents the failure of which to make or obtain has not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.05.                                SEC Documents; Israeli Documents; Undisclosed Liabilities.  (a)  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2009 (collectively, and together with all documents filed or furnished on a voluntary basis on Form 6-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”).  None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.  As of its respective date of filing, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation. The Company has timely filed all reports, schedules, forms, statements and other documents (the “Company Israeli Documents”) required to be filed with the Israeli Securities Authority (the “ISA”) since December 31, 2009 pursuant to the reporting requirements of the Securities Law of 1968 and the rules and regulations promulgated thereunder (the “ISL”).  As of their respective effective dates, the Company Israeli Documents complied in all material respects with the applicable requirements of the ISL, and none of the Company Israeli Documents as of their respective effective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements of the Company included in the Company SEC Documents for the years ended December 31, 2009, 2010 and 2011 and for all the interim periods in 2011, including, if applicable, the notes thereto (the “Company Financial Statements”) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  The Company Financial Statements: (i) have been prepared from the books and records of the Company and the Company Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in shareholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, subject, in the case of interim Company Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse).  The books and records of the Company and the Company Subsidiaries, all of which have been made available to Parent before the date hereof to the extent so requested by Parent, are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.  All such books and records are, and at the Closing will be, in the possession of the Company or the applicable Company Subsidiary.  No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c)           The Company and the Company Subsidiaries do not have any material liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements and (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Company Financial Statements.

(d)           The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their findings in their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent (x) a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee of the Company Board and (y) any material communication made by management or the Company’s auditors to the audit committee of the Company Board required or contemplated by applicable listing standards or professional accounting standards during the period commencing December 31, 2009.  The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e)           No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.  The Company has made available to Parent copies of all material written correspondence sent to or received from the SEC by the Company or any Company Subsidiary or their respective counsel or accountants since January 1, 2009.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports.  To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TASE and with the corporate governance and other requirements of the ICL.  Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(f)           Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

(g)           Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or any Company SEC Documents.

SECTION 3.06.                                Information in Proxy Statement.  The Proxy Statement and any other documents mailed to the shareholders of the Company or filed or furnished with the SEC or the TASE in connection with the Merger shall comply in all material respects with the requirements of all applicable Laws and shall not, at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or on their behalf in writing for inclusion or incorporation by reference in the Proxy Statement or such other document.

SECTION 3.07.                                Absence of Certain Changes or Events.  From the date of the most recent financial statements included in the Filed Company SEC Documents, there has not occurred any event and no circumstances have existed or exist that constitute or would reasonably be expected to result in a Company Material Adverse Effect.  From the date of the most recent financial statements included in the Filed Company SEC Documents to the date hereof, (a) the Company and the Company Subsidiaries have carried on and operated their respective businesses in the Ordinary Course of Business and (b) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.01 (Conduct of Business), and neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would  reasonably be expected to result in a Company Material Adverse Effect.  From the date of the most recent financial statements included in the Filed Company SEC Documents, the Company has not waived the benefits of, provided any consent under, permitted any noncompliance with, failed to enforce or agreed to modify in any manner, any confidentiality or standstill agreement to which the Company or any Company Subsidiary is a party.  The execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not give rise to any right of termination, cancellation or acceleration, or result in a loss of benefit under (including through an automatic termination of such agreement), any confidentiality or standstill agreement to which the Company or any Company Subsidiary is a party.

SECTION 3.08.                                Assets Other than Real Property Interests.  The Company or a Company Subsidiary has good and valid title to all the assets reflected on the most recent financial statements included in the Filed Company SEC Documents or thereafter acquired, other than assets disposed of in the Ordinary Course of Business since the date of the most recent financial statements included in the Filed Company SEC Documents, in each case free and clear of all Liens other than Permitted Liens.

SECTION 3.09.                                Real Property.  (a)  Neither the Company nor any Company Subsidiary owns or has ever owned any real property or ownership interests in real property.  Schedule 3.09(a) sets forth a true and complete list of all real property and interests in real property leased by the Company or any Company Subsidiary (individually, a “Company Property”).  The Company or a Company Subsidiary has good and valid title to the leasehold estates in all Company Property, in each case free and clear of all Liens other than Permitted Liens.  The Company Properties constitute all interests in real property used, occupied or held for use in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company Subsidiaries as the business is currently conducted.  All of the Company Properties and buildings, fixtures and improvements thereon (i) are in good operating condition (subject to normal wear and tear) and (ii) are suitable, sufficient and appropriate in all material respects for their current use. To the Knowledge of the Company, none of the improvements located on the Company Properties constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws.  The Company is not required to make any material improvements to any Company Property.

(b)           The occupancies and uses of the Company Properties, as well as the development, construction, management, maintenance, servicing and operation of the Company Properties by the Company and the Company Subsidiaries, comply with all applicable Laws in all material respects and are not in violation of any thereof, except for such violations that are not reasonably expected to result in a Company Material Adverse Effect; and all material certificates of occupancy and all other material Permits required by Law for the proper use and operation of the Company Properties are in full force and effect.  All material Permits, utility installations and connections required for the maintenance, operation and servicing of the Company Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor for which the Company is responsible have been fully paid.  Since January 1, 2009, none of the Company and the Company Subsidiaries have received written notice of any violations, Proceedings or Judgments relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other Law, against or with respect to the Company Properties.

(c)           There is no outstanding Tax, levy or charge of any kind whatsoever in respect of the Company Properties or in connection with the Company’s or any Company Subsidiary’s use or right in such Company Properties for which Tax the Company or any Company Subsidiary is liable to the relevant Governmental Entity, and to the Company’s Knowledge, neither the Company nor any Company Subsidiary is under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Entity or the Israeli Land Administration, except for such Taxes not yet due.  There are no outstanding claims or proceedings commenced by any third party (including any Governmental Entity) in connection with the Company’s possession or use of the Company Properties.

SECTION 3.10.                                Intellectual Property.  (a)  Schedule 3.10(a) sets forth a true and complete list of all of the following owned or filed by the Company or any Company Subsidiary: (i) Patents, (ii) registered Marks, (iii) unregistered Marks, (iv) pending applications for registrations of any Marks, (v) pending applications for registrations of any unregistered Marks, (vi) registered Copyrights and (vii) pending applications for registration of any Copyrights. Except with respect to the Intellectual Property rights referred to in clause (iii) of this Section 3.10(a), Schedule 3.10(a) lists the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed.  Each item of Company Intellectual Property listed or required to be listed in Schedule 3.10(a) is currently in material compliance with all formal legal requirements necessary to record and perfect the Company’s and each Company Subsidiary’s interest therein and the chain of title thereof.  In addition, Schedule 3.10(a) identifies for each item of Company Intellectual Property any filings or other actions that may be necessary during the 120-day period commencing on the Closing Date in order to maintain the validity and enforceability of the registrations and applications for registration of such item of Company Intellectual Property.

(b)           To the Company's Knowledge, Schedule 3.10(b) sets forth a true and complete list of all Company Intellectual Property and all Company Technology that is not solely and exclusively owned by the Company or a Company Subsidiary, other than Intellectual Property included in Off-the-Shelf IP Contracts and Immaterial Company Technology, and such list identifies each of the material Company IP Contracts related to the foregoing that are in force, together with all amendments and supplements thereto and all waivers and modifications of any terms thereof, and indicates for each such Company IP Contract (i) the title, (ii) the parties thereto, (iii) the date executed, and (iv) whether such Company IP Contract is exclusive. The Company or a Company Subsidiary is the sole and exclusive owner of, or has valid rights to use the Company Intellectual Property and Company Technology in connection with the business of the Company and the Company Subsidiaries. The Company Intellectual Property and Company Technology includes all Intellectual Property and Technology used or held for use in connection with the operation of the businesses of the Company and the Company Subsidiaries, and, to the Company's Knowledge, there is no other Intellectual Property or Technology that is material to the operation of the businesses of the Company and the Company Subsidiaries, or for the continued operation of the business of the Company and the Company Subsidiaries (including by the Surviving Corporation after the Merger), except for Off-the-Shelf IP Contracts. The Company or one of the Company Subsidiaries is the exclusive owner of all right, title and interest in and to the Company Intellectual Property and Company Technology purported to be owned by the Company or one of the Company Subsidiaries, free and clear of all Liens (except Permitted Liens) and free and clear of exclusive licenses. To the Knowledge of Company, the use, practice or other commercial exploitation of the Company Intellectual Property and Company Technology by the Company or any the Company Subsidiary and the manufacturing, licensing, marketing, importation, offer for sale, sale pursuant to or use of the Company Intellectual Property and the Company Technology, and the operation of the Company’s and the Company Subsidiaries’ businesses to the Knowledge of Company have not and do not infringe or misappropriate any Intellectual Property or Technology of any third Person. Neither the Company nor any the Company Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened Proceeding, which involves a claim (y) against the Company or any Company Subsidiary, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology or (z) contesting, challenging, or seeking to deny or restrict the right of the Company (including the Surviving Corporation after the Merger) or any Company Subsidiary to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in the manner currently conducted or in the manner planned to be conducted as set forth in the product roadmap in Schedule 5.03. The Company has not received any written notice of any such threatened claim nor, to the Knowledge of the Company , are there any facts or circumstances that reasonably could form the basis for any claim against the Company (including the Surviving Corporation after the Merger) or any Company Subsidiary of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology. The Company Intellectual Property and Company Technology owned or exclusively licensed by the Company or any Company Subsidiary are (A) valid, subsisting and enforceable, (B) currently in compliance with any and all material formal legal requirements necessary to maintain the validity  and enforceability thereof, and (C) not subject to any outstanding judgment, injunction, order, decree, ruling or agreement impairing, restricting or otherwise adversely affecting the Company’s or any Company Subsidiary’s use or licensing thereof or rights thereto, or that would impair the validity or enforceability thereof. Neither the Company nor any Company Subsidiary has received any written notification that a license under any other Person’s Intellectual Property or Technology is or may be required. Neither the Company nor any Company Subsidiary has made any offers of licenses to resolve any alleged infringement of Company Intellectual Property or Company Technology or charges of infringement under any Company Intellectual Property or Company Technology that have been declined.  To the Knowledge of Company, on or after September 1, 2007, neither the Company nor any Company Subsidiary has received any written opinion of counsel regarding any patent validity or infringement issues relating to the Company’s or any Company Subsidiary’s respective businesses.

(c)           To the Knowledge of the Company, no Person (including employees and former employees of the Company or any Company Subsidiary) is infringing or violating any Company Intellectual Property or Company Technology, and neither the Company nor any Company Subsidiary has made any such claims against any Person (including employees and former employees of the Company or any Company Subsidiary).

(d)           To the Knowledge of the Company, each Person, including each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property or Company Technology, has executed a proprietary information and invention disclosure and Intellectual Property assignment substantially in the form/s attached as Schedule 3.10(d) (which, in substantially the same manner as the form/s attached as Schedule 3.10(d), (i) includes a conveyance to the Company or a Company Subsidiary, as applicable, of all right (including moral rights), title and interest in and to all Intellectual Property or Technology developed or contributed to by such Person in connection with such Person’s engagement with the Company or a Company Subsidiary, as applicable, (ii) requires such Person, during and after the term of employment or Contract, to cooperate with the Company or the applicable Company Subsidiary in the prosecution of any Patent or other application to register or protect any other applicable Intellectual Property filed in connection with such Intellectual Property, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and the Company Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or Contract).  All amounts payable by the Company or any Company Subsidiary to all Persons involved in the research, development, conception or reduction to practice of any Company Intellectual Property or Company Technology have been paid in full and no remuneration, compensation or other amounts remain outstanding or may become due and payable under any circumstance, except for amounts paid or payable to employees or independent contractors in connection with employment or services rendered or to be rendered in the ordinary course and not in the nature of a royalty.  Except as expressly set forth in Schedule 3.10(d), all current and former employees of the Company have expressly and irrevocably waived the right to receive compensation in connection with “Service Inventions” under section 134 of the Israeli Patent Law-1967 (the “IPL”).  No Person, including current and former employees or consultants, has excluded Intellectual Property and/or Technology made or conceived prior to such Person’s employment with or work for the Company or any Company Subsidiary from such Person’s assignment of inventions pursuant to such proprietary invention agreements. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who is or was involved in, or who has contributed to, the creation or development of any Company Intellectual Property or Company Technology, in whole or in part, has performed services for, or was an employee of, or was otherwise engaged by any third party during or prior to the time of such Person’s employment or engagement by the Company or the applicable Company Subsidiaries, in a manner that may provide the basis for any claim, interest, or right of such third party with respect to any owned Company Intellectual Property or owned Company Technology.

(e)           To the Knowledge of the Company, no Trade Secret or any other non-public, proprietary information material to the businesses of the Company or any Company Subsidiary has been authorized to be disclosed or has been actually disclosed by the Company or any Company Subsidiary to any employee or any third Person, other than pursuant to a written confidentiality or non-disclosure agreement prohibiting the unauthorized disclosure and use of the Company Intellectual Property or Company Technology.  To the Company’s Knowledge, no employee, contractor or agent of the Company or any Company Subsidiary is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property or Company Technology in any material manner adversely affecting Company's rights in Company Intellectual Property or Technology. The Company and the Company Subsidiaries have taken all reasonably necessary and appropriate steps to protect and preserve the confidentiality of all Trade Secrets. No rights in any Company Intellectual Property, Company Software or Company Technology have been transferred or granted to any other Person except as set forth in the Company IP Contracts and except for non-exclusive licenses of Company products granted by the Company or the Company Subsidiaries to their customers in the ordinary course of business.

(f)           To the Knowledge of the Company, Schedule 3.10(f) contains (i) a true and complete list of all Publicly Available Software used by the Company in each of the Specified Products, and (ii) the details of the Specified Products and the manner in which such Publicly Available Software are being used.  Other than as set forth in Schedule 3.10(f), neither the Company nor any Company Subsidiary has used Publicly Available Software in any manner that would (A) require the disclosure or distribution of any Software owned by the Company or any Company Subsidiary in source code form, (B) require the licensing of any Company Intellectual Property or Company Technology for the purpose of making derivative works, (C) impose any restriction on the consideration to be charged for the distribution of any Company Intellectual Property or Company Technology, (D) create obligations of the Company or any Company Subsidiary with respect to any Company Intellectual Property or Company Technology or grant to any third party, any material rights or immunities (other than a license) under any Company Intellectual Property or Company Technology, or (E) impose any other material limitation, restriction or condition on the right of the Company or any Company Subsidiary to use or distribute any Company Intellectual Property or Company Technology.  With respect to any Publicly Available Software that is or has been used by the Company or any Company Subsidiary in any way, the Company and each Company Subsidiary has been and is in compliance with all material terms and conditions of all applicable licenses with respect thereto.

(g)           Reserved.

(h)           The Company has made available to Parent true and complete copies of all material Company IP Contracts. To the Company's Knowledge, each of the Company IP Contracts is valid, binding and in full force and effect. The Company or the applicable Company Subsidiary has performed all material obligations required to be performed by it under the Company IP Contracts, and to the Knowledge of the Company it is not (with or without notice or lapse of time, or both) in material breach or default thereunder and, to the Knowledge of the Company, no other party to any Company IP Contract is (with or without notice or lapse of time, or both) in breach or default thereunder (other than an immaterial breach or default).   None of the Company or the Company Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company IP Contract or any notice of the intention of any party to terminate any Company IP Contract.  The Company has not provided any notice of violation or breach of, and, to the Knowledge of the Company, no circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company IP Contract.  There are no Contracts or arrangements to which the Company or any Company Subsidiary is a party under which any Governmental Entity acquires rights with respect to any owned or exclusively licensed Company Software or owned or exclusively licensed Company Intellectual Property greater than “limited rights” with respect to “technical data” as defined by the provisions of DFAR 252.227-7013 (Nov. 1995) or “restricted rights” with respect to Software as defined by the provisions of DFAR 252.227-7014 (June 1995), nor has any Governmental Entity acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding relating to the development of any Company Intellectual Property, including any government rights and prerogatives as defined under the IPL including rights under Section 55, Chapter 6 and Chapter 8 thereof.

(i)             The consummation of the Transactions will not trigger (i) the creation of any Lien (other than Permitted Liens) on any Company Intellectual Property or Company Technology, (ii) Parent or any of its Affiliates (other than the Company or its Affiliates) being bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on the operation or scope of its business, to which the Company or any Company Subsidiary is not bound or subject on the date hereof, (iii) Parent or any of its Affiliates, or the Company (including the Surviving Corporation) or any Company Subsidiary, being obligated to pay any royalties, honoraria, fees or other payments to any Person with respect to any Company Intellectual Property or Company Technology in excess of those payable by the Company and the Company Subsidiaries on the date hereof or as otherwise in accordance with the terms set forth in the Company IP Contracts, or (iv) Parent or any of its Affiliates, or the Company (including the Surviving Corporation) or any Company Subsidiary, being obligated to release from escrow any Company Intellectual Property or Company Technology.

(j)            No university, military, educational institution, research center, Governmental Entity, entity owned or controlled by any Governmental Entity or other organization (each, an “R&D Sponsor”) has sponsored or provided funding for research and development conducted in connection with the business of the Company and the Company Subsidiaries, or, to the Knowledge of the Company, has any claim of right to, ownership of or other Lien on any owned or exclusively licensed Company Intellectual Property or owned or exclusively licensed Company Technology.  Neither the Company nor any Company Subsidiary has participated in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property or Company Technology or restrict the ability of the Company or any of the Company Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property or Company Technology.  To the Knowledge of the Company, no Person (including any current and former employee, consultant or independent contractor of the Company or any Company Subsidiary) who is or was involved in, or who has contributed to, the creation or development of any of the owned Company Intellectual Property or owned Company Technology has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person was engaged by the Company or any Company Subsidiary or during the period such Person would be deemed under applicable Law to have contributed to the creation or development of Company Intellectual Property or Company Technology.  Schedule 3.10(j) sets forth the amount of each Government Grant received by the Company or any Company Subsidiary from the OCS and the aggregate amount of each such Government Grant.  Neither the Company nor any Company Subsidiary has any outstanding royalty or similar obligations to the OCS under any such Government Grant.

(k)           To the Knowledge of the Company, the Company and each Company Subsidiary has complied with all applicable Laws and with all applicable Contracts relating to the placement of legends or restrictive markings on technical data, Software and other proprietary assets to ensure that no Governmental Entity or other Person is able to acquire any rights with respect to such technical data, computer software or Company Intellectual Property.

(l)            As of the Closing, the Company and the Company Subsidiaries will be in compliance with the terms of all licenses of Publicly Available Software (without giving rise to any of the matters referred to in clauses (A) through (E) of Section 3.10(f)) and of other Software used by the Company in each of the Specified Products, all subject to the terms set forth in the plan attached hereto as Schedule 3.10(l).  As of the Closing, each of the Specified Products will operate in the same manner as such Specified Products operate as of the date hereof.

SECTION 3.11.                                Information Technology; Security and Privacy.  (a)  The Company and the Company Subsidiaries own, lease or license all Technology, including all information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary for the conduct of the business of the Company and the Company Subsidiaries (collectively, “Company IT Systems”).  To the Knowledge of the Company, all material Company IT Systems have been maintained, in all material respects, by technically competent personnel.  To the Knowledge of the Company, the Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries in all material respects. The Company and the Company Subsidiaries have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information necessary for the conduct of the business of the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company and the Company Subsidiaries.

(b)           To the Knowledge of the Company, all right, title and interest in and to the data included in the Company Intellectual Property that is material to the business of the Company and the Company Subsidiaries taken as a whole and contained in any database used or maintained by the Company or the Company Subsidiaries (collectively, the “Company Data”) is owned or licensed by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens).

(c)           The Company has established and to the Knowledge of the Company is in compliance with a written information security program or programs covering the Company that (i) includes safeguards for the security, confidentiality and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to provide for commercially reasonable steps to protect against unauthorized access to the Company IT Systems and Company Data.

SECTION 3.12.                                Contracts.  (a)  Schedule 3.12(a) sets forth a true and complete list of each of the following Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(1)           any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(2)           any employment Contract that has an aggregate future liability, including base salary and target bonus or other incentive compensation, in excess of $175,000 annually or is not terminable by the Company or a Company Subsidiary by notice of not more than 60 days for a cost of less than $50,000;

(3)           any severance, termination, golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any Company Subsidiary, except for Contracts that provide for severance, termination and/or similar benefits to the minimum extent required by applicable Law.

(4)           collective bargaining agreement or other Contract with any labor organization, council, union or association;

(5)           Contract or covenant not to compete or other Contract restricting the development, manufacture, marketing or distribution of the products and services of the Company or any Company Subsidiary (or, after the Merger, of Parent or any of its Affiliates), including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any Product;

(6)           Contract with (A) any Related Party of the Company, (B) any current officer, director or employee of the Company, a Company Subsidiary or any Related Party of the Company or (C) any “controlling shareholder” of the Company (as defined in the ISL);

(7)           other than the Company IP Contracts, customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2011 in excess of $1,500,000 or that is reasonably likely to involve consideration in fiscal year 2012 or fiscal year 2013 in excess of $1,500,000;

(8)           Contract with a Governmental Entity;

(9)           lease, sublease or similar Contract with any Person that involves payment of consideration in excess of $250,000 annually under which the Company or a Company Subsidiary is a lessor or sublessor of, or makes available for use to any Person (A) any Company Property or (B) any portion of any premises otherwise occupied by the Company or a Company Subsidiary;

(10)         Contract under which the Company or a Company Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or a Company Subsidiary) or any other note, bond, debenture or other evidence of Indebtedness of the Company or a Company Subsidiary (other than in favor of the Company or a Company Subsidiary);

(11)         Contract (including any so called take-or-pay or keepwell agreements) under which any Person including the Company or a Company Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person including the Company or a Company Subsidiary (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business);

(12)         Contract under which the Company or a Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person in excess of $500,000 individually or $2,000,000 in the aggregate (other than the Company or a Company Subsidiary and other than extensions of trade credit in the Ordinary Course of Business);

(13)         Contract providing for indemnification of any Person with respect to liabilities relating to any current or former business of the Company, a Company Subsidiary or any predecessor Person except for Contracts entered into in the Ordinary Course of Business;

(14)         a standstill or similar Contract;

(15)         Contract (including a purchase order), involving payment by the Company or a Company Subsidiary of more than $1,000,000 or extending for a term more than 365 days from the date hereof (unless terminable by the Company without payment or penalty upon no more than 120 days’ notice), other than purchase orders entered into after the date hereof in the Ordinary Course of Business and not in violation hereof, and except for confidentiality, non-disclosure or similar agreements entered into in the Ordinary Course of Business;

(16)         Contract (including a sales order) involving the obligation of the Company or a Company Subsidiary to deliver products or services extending for a term more than 365 days from the date hereof (unless terminable by the Company without payment or penalty upon no more than 60 days’ notice), other than sales orders entered into after the date hereof in the Ordinary Course of Business and not in violation hereof, and except for confidentiality, non-disclosure or similar agreements entered into in the Ordinary Course of Business;

(17)         Contract involving payment of consideration or of value in excess of $1,000,000 for the sale of any asset of the Company or a Company Subsidiary (other than inventory sales in the Ordinary Course of Business) or the grant of any preferential rights to purchase any such asset or requiring the Consent of any party to the transfer thereof, other than any such Contract entered into after the date hereof in the Ordinary Course of Business and not in violation hereof;

(18)         Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by the Company or any Company Subsidiary with any other Person;

(19)         Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise);

(20)         Contract granting any Person a right of first refusal or first negotiation;

(21)         Contract for the purchase, lease to license by the Company or any Company Subsidiary of any material component, product or item that is, or is intended to be, embedded in any Product;

(22)         Contract pursuant to which the Company or any Company Subsidiary has delivered, or has an obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) to deliver, into escrow any Company Intellectual Property or Company Technology;

(23)         Contract with any Service Provider in which the Company or a Company Subsidiary is the supplier;

(24)         Contract with any Specified Entity; or

(25)         Contract other than as set forth above that is material to the business of the Company and the Company Subsidiaries or the use or operation of their assets, taken as a whole.

(b)           All Contracts set forth or required to be set forth in Schedule 3.12(a) (the “Company Contracts”) are valid and binding agreements of the Company or the applicable Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and are in full force and effect and are enforceable against the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, against each other party thereto, in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The Company or the applicable Company Subsidiary has performed in all material respects all material obligations required to be performed by it under the Company Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder and, to the Knowledge of the Company, no other party to any Company Contract is (with or without notice or lapse of time, or both) in breach or default in any material respect thereunder.  None of the Company and the Company Subsidiaries has received notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company Contract.  The Company has not provided any notice of violation of any Company Contract and has not been provided with any notice of the intention of any party to terminate any Company Contract and, to the Knowledge of the Company, no circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Contract.  True and complete copies of all Company Contracts, together with all amendments, supplements and modifications thereto, have been made available to Parent before the date hereof.  As of the date hereof, there are no renegotiations of, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current Company Contracts with any Person and no such Person has made written demand for such renegotiation.  Neither the Company nor any Company Subsidiary is party to any Contract with a customer or a material supplier that does not substantially conform to the form of such supplier or customer Contract made available to Parent (each, a “Non-Conforming Contract”), except for such Non-Conforming Contracts that have been made available to Parent.

SECTION 3.13.                                Permits.  (a)  All certificates, licenses, permits, authorizations and approvals (“Permits”) issued or granted to the Company or a Company Subsidiary are validly held by the Company or a Company Subsidiary, other than Permits which are ministerial in nature and as to which the Company has no reason to believe would not be issued in due course and which the failure of the Company to possess would not subject the Company or any Company Subsidiary to material taxes or penalties, and the Company or the applicable Company Subsidiary is in material compliance, and since January 1, 2009 has complied, in all material respects with all terms and conditions thereof.  Since January 1, 2009, neither the Company nor any Company Subsidiary has received notice of any Proceeding relating to (i) any violation of, or failure to comply with, any material term or requirement of any such Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination, nonrenewal or material modification of any such Permit.  To the Knowledge of the Company, no event has occurred since January 1, 2009 and no circumstance exists that (with or without notice or lapse of time, or both) (i) constitute or would reasonably be expected to result in a material violation of, or a failure to comply with, any term or requirement of any such Permit or (ii) would reasonably be expected to result in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or material modification of any such Permit.  All applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Entity except where such failure to timely file such applications has not had and would not reasonably be expected to have a Company Material Adverse Effect, and all other Filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Entity except where such failures to timely make such Filings has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Subject to the satisfaction of the conditions set forth in Sections 7.02(f) and 7.02(h), none of such Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or any Ancillary Agreement or the consummation of the Transactions.

(b)           The Company and the Company Subsidiaries possess all material Permits to own or hold under lease and operate their respective assets and to conduct the business of the Company and the Company Subsidiaries as currently conducted.

(c)           The business of the Company and the Company Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any Company Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology. To the extent that any license under the foregoing legislation has been granted to the Company or any of the Company Subsidiaries, a true and correct copy of such license has been made available to Parent and the Company and the applicable Company Subsidiary is in compliance, in all material respects, with the terms and conditions of such license and has duly fulfilled, in all material respects, all the undertakings required thereby.

SECTION 3.14.                                Insurance.  All insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), and, since January 1, 2009, no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms without any gaps in insurance coverage.

SECTION 3.15.                                Taxes.  (a)  The Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, and all other material Taxes, have been timely paid.

(b)           Schedule 3.15(b) sets forth a schedule of the Tax Returns referred to in Section 3.15(a) with respect to which neither the appropriate Governmental Entity has completed its examination (with all issues finally resolved) nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired.

(c)           The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the date of such financial statements.  No material deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary, and no written requests for waivers of the time to assess any such material Taxes are pending.

(d)           No extension of time within which to file any Tax Return required to be filed by the Company or any Company Subsidiary is in effect.  No waiver of any statute of limitations relating to Taxes for which the Company or any Company Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding.

(e)           No action, suit, investigation, audit, claim or assessment is pending or proposed or threatened in writing with respect to Taxes for which the Company or any Company Subsidiary may be liable.

(f)            All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section 3.15(a) have been paid in full or otherwise finally resolved.

(g)           Since January 1, 2006 no claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary has never paid Taxes or filed Tax Returns asserting that the Company or such Company Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(h)           There are no Liens for Taxes (other than a Permitted Lien) on the assets of the Company or any Company Subsidiary.

(i)             Neither the Company nor any Company Subsidiary is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement with respect to Taxes.

(j)             There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Company or any Company Subsidiary may be liable that could affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(k)           Neither the Company nor any Company Subsidiary will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other Tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or the receipt of any prepaid amount, in each case prior to Closing.

(l)             All material Taxes that the Company or any Company Subsidiary is required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(m)           Each of the Company and the Company Subsidiaries has duly collected all amounts on account of any sales transfer Taxes or value-added Tax, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it. Neither the Company nor any of the Company Subsidiaries has refunded or deducted any input value-added Tax that it was not so entitled to deduct or refund.

(n)           Any related party transaction subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) conducted by the Company or any Company Subsidiary has been on an arms-length basis in accordance with applicable Law.

(o)           Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder.  With respect to each transaction in which the Company or any Company Subsidiary has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(p)           None of the Company Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Tax Laws of Israel.

(q)           To the Knowledge of the Company, neither the Company nor any Company Subsidiary has a permanent establishment in any other country except the country of its incorporation, income earned by any such entity is subject to Tax only in the country in which such entity is incorporated (subject to withholding Tax obligations of third parties in other jurisdictions with respect to income derived by the Company or by the Company Subsidiaries) and such entity does not have any trade, business or income that may be subject to Tax outside its country of incorporation.

(r)            Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

(s)           Neither the Company nor any Company Subsidiary has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(t)            Reserved.

(u)           During the last three years, no United States Company Subsidiary or any of its subsidiaries have been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) applied.

(v)           Other than as a consequence of the Transactions, to the Knowledge of the Company, after the Closing Date no limitation under Section 382 of the Code will apply to the utilization of any net operating loss (or alternative minimum tax net operating loss) carryover or capital loss carryover of the Company and the Company Subsidiaries carried from a period ending on or prior to the Closing Date.

(w)           Neither the Company nor any Company Subsidiary (i) is or has been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) other than the affiliated group of which RADVISION Inc. is the common parent, or (ii) has any liability for Taxes of another Person under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of the Tax Laws of any other jurisdiction), under any agreement or arrangement, as a transferee or successor, or otherwise.

(x)            All books and records which the Company or any Company Subsidiary is required under applicable Laws to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Entity to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available for inspection at the premises of the Company or relevant Company Subsidiary.

(y)           No election has been made under U.S. Treasury Regulation § 301.7701-3 or any similar provision of the Tax Laws of any other jurisdiction to treat the Company or any Company Subsidiary as an association, corporation or partnership.  Neither the Company nor any Company Subsidiary is disregarded as an entity for Tax purposes.

(z)            Schedule 3.15(z) lists each material Government Grant. The Company provided to Parent true and correct copies of all applications for Government Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Government Grants and such applications and other documents. Schedule 3.15(z) details all material undertakings of the Company given in connection with the Government Grants.  All Approved Enterprise plans approved by the Investment Center under the ECI have expired on December 31, 2011 and neither the Company nor any of its Subsidiaries is currently entitled to any Tax benefits thereunder.  The Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company from treating such investments as Approved Enterprise or Benefited Enterprise. The Company has at all times been and currently is in compliance, in all material respects, with the terms and conditions of the Government Grants and the tax ruling issued by the ITA on October 22, 2007 (the “Benefited Enterprise Ruling”), and has duly fulfilled, in all material respects, all the undertakings relating thereto.  In addition, all of the representations provided to the ITA as part of the Benefited Enterprise Ruling were accurate in all material respects when made.  No consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such Israeli Tax incentive.  The Company has not received any written notice of (i) the revocation, annulment, withdrawal, suspension, cancellation, recapture or material modification of any of the Government Grants, (ii) the imposition of any material limitation on any Government Grant or any benefit available in connection with any Government Grant or (iii) a requirement that the Company return or refund any benefits provided under any Government Grant.

(aa)         Reserved.

(bb)         For purposes of this Agreement:

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 3.16.                                Proceedings.  Except as disclosed in the Filed Company SEC Documents, there is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (and the Company is not aware of any basis for any such Proceeding), nor is there any Judgment outstanding against the Company or any Company Subsidiary, that (a) relates to or involves more than $150,000, (b) seeks or imposes any material injunctive relief or (c) relates to the Transactions.  To the Knowledge of the Company, there is no pending or threatened investigation of the Company or any Company Subsidiary by any Governmental Entity.  As of the date hereof, there are no pending claims and, to the Knowledge of the Company, no facts that would reasonably entitle any director or officer of the Company or any Company Subsidiary to indemnification by the Company or any Company Subsidiary under applicable Law, the Company Charter or the certificate of incorporation or bylaws or other organizational or governance documents of any Company Subsidiary, any insurance policy maintained by the Company or any Company Subsidiary or any indemnity agreements of the Company or similar agreements to which the Company or any Company Subsidiary is a party or by which any of its properties or assets is or may be bound.

SECTION 3.17.                                Compliance with Laws; FCPA Matters.  (a)  Except as disclosed in the Filed Company SEC Documents, the Company and the Company Subsidiaries are in compliance with all Laws and all Judgments applicable to the Company, any Company Subsidiary or any material assets owned or used by any of them, except for instances of noncompliance that are not material to the Company and the Company Subsidiaries, taken as a whole.  Except as set forth in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any Law or Judgment.

(b)           Neither the Company nor any Company Subsidiary, nor any joint venture to which the Company or any Company Subsidiary is a party, nor, to the Knowledge of the Company, any of their directors, officers, agents or employees, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of the U.S. Foreign Corrupt Practices Act or any other Law.

SECTION 3.18.                                Absence of Changes in Benefit Plans.  From the date of the most recent audited financial statements included in the Filed Company SEC Documents to the date of this Agreement, there has not been any adoption or amendment in any material respect by the Company or any Company Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or agreement providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, “Company Benefit Plans”) or the provisions of any collective bargaining agreement in respect with such benefits.

SECTION 3.19.                                ERISA Compliance; Excess Parachute Payments; Company Stock Options.  (a)  Schedule 3.19(a) contains a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other Company Benefit Plans maintained, or contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employees, consultants, officers or directors of the Company or any Company Subsidiary.  Each Company Benefit Plan has been administered in compliance with its terms in all material respects, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof), (ii) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required under ERISA and (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan.  To the Knowledge of the Company, each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(b)           Each Company Pension Plan subject to Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs, other than amendments required by Law.

(c)           No Company Pension Plan is or has ever been subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.  To the Knowledge of the Company, none of the Company, any Company Subsidiary, any officer of the Company or any of its Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA.

(d)           None of the Company, any Company ERISA Affiliate, or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any material liability, directly or indirectly, with respect to any plan or arrangement that provides for post-employment medical, life insurance or other welfare-type benefits (other than health continuation coverage required by Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA or otherwise as required by law).

(e)           With respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (ii) to the Knowledge of the Company, each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iii) each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.

(f)           Other than payments that may be made to the Persons listed in Schedule 3.19(f) (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other Transaction by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  Set forth in Schedule 3.19(f) is (i) the estimated maximum amount that could be paid to each Primary Company Executive as a result of the Merger and the other Transactions under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement.

(g)           The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting (except as may be required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) result in the imposition of any additional tax under Section 409A or 457A of the Code.

(h)           All Company Stock Options granted to individuals subject to United States Tax Laws have an exercise price equal to no less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Company Ordinary Shares on the date of grant and no Company Stock Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

(i)           Each Company Benefit Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA. All Company Stock Options and Company Ordinary Shares issued under any Section 102 Plan have been granted or issued, as applicable, in full compliance with all applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, as in effect at the relevant time.

SECTION 3.20.                                Employee and Labor Matters. (a)  (i) There is not, and since January 1, 2009 there has not been, any general labor strike, dispute, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary; (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary; (iii) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending, or, to the Knowledge of the Company threatened before any Governmental Entity charged with supervising or administrating employment relationships, including the National Labor Relations Board or similar bodies; (iv) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company as to which there is, a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; (v) there are not any pending, or, to the Knowledge of the Company, threatened, charges against the Company or any Company Subsidiary or any of their current or former employees in writing before the Equal Employment Opportunity Commission or any national, state or local agency responsible for the prevention of unlawful employment practices; and (vi) neither the Company nor any Company Subsidiary has received any communication in writing since January 1, 2009, of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(b)           The Company and each Company Subsidiary is in compliance in all material respects with and has complied in all material respects with all applicable Laws respecting employment, terms and conditions of employment, worker classification, wages, hours of work, withholding and occupational safety and health,  including all obligations imposed by Contract and all Laws relating to wage and hour, vacation, severance, employment of women, collective agreements and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, fair employment practices, the proper classification of employees and independent contractors, immigration, pay equity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.  There has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any Company Subsidiary and the transactions contemplated hereby will not result in “mass layoff” or “plant closing” under WARN.  No officer, executive or other employee of the Company or any Company Subsidiary whose function was or is essential to the business of the Company or any Company Subsidiary has been dismissed in the 24 months immediately prior to the date of this Agreement.

(c)           No employee of the Company or any Company Subsidiary is, to the Knowledge of the Company, a party to or bound by any Contract, or subject to any Judgment that may interfere with the use of such Person’s best efforts to promote the interests of the Company and the Company Subsidiaries, may conflict with the Transactions or that has had or would reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no activity of any employee of the Company or any Company Subsidiary, as an employee of the Company or any Company Subsidiary, has caused a material violation of any employment contract, confidentiality agreement, patent disclosure agreement or other Contract to which such employee was a party.  To the Knowledge of the Company, neither the execution and delivery hereof nor the consummation of the Transactions will contravene, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, in each case by the Company or the relevant Company Subsidiary, of any employment agreement with the Company or any Company Subsidiary or any current Company Benefit Plan.

(d)           The information contained in Schedule 3.20(d) is true and correct in all material respects, and sets forth with respect to the top 25 employees of the Company and the Company Subsidiaries, taken as a whole, as measured by clause (iv) of this Section 3.20(d): (i) name, (ii) service commencement date, (iii) position, (iv) annual base salary and annual target incentive or sales compensation, (v) occupation location and name of employer, (vi) visa type, if any, (vii) vacation accrual rate, (viii) amount of earned and unused vacation time as of December 31, 2011, and (ix) any other material compensation or benefits provided to such employee (other than benefits and expense reimbursement provided to all employees of the Company generally).

(e)           Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel and to extension orders that apply to high tech companies as set forth in Schedule 3.20(e)(i) or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable Law, including such provisions that apply to the Company’s employees generally or any part thereof under any applicable Law, (iii) the Company’s or the applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds (other than routine deductions or withholdings to be timely made in the Ordinary Course of Business) or accrued on the Company’s financial statements and, except as set forth in Schedule 3.20(e), the Company does not apply the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay, and (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws and Contracts relating to employment, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law or by their employment Contracts. “Israeli Employee” shall not include consultants, sales agents and other independent contractors. All of the Israeli Employees are terminable by the Company on 60 days’ notice or less, subject to the provisions of any applicable Law.  The Company has not received any written claim from a current or former Israeli Employee for compensation upon termination of employment (beyond the statutory severance pay to which employees are entitled or beyond such compensation as provided in the relevant employment Contract).  All amounts that the Company and the Company Subsidiaries are legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of the Company, the Company and the Company Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.

SECTION 3.21.                                Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Jefferies & Company, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.  The estimated fees and expenses incurred and to be incurred by the Company in connection with the Merger and the other Transactions (including the fees of Jefferies & Company, Inc. and the fees of the Company’s legal counsel) are set forth in Schedule 3.21.  The Company has furnished to Parent a true and complete copy of all agreements between the Company and Jefferies & Company, Inc. relating to the Merger and the other Transactions.

SECTION 3.22.                                Transactions with Affiliates.  Except as set forth in the Company SEC Documents, to the Knowledge of the Company, no current shareholder holding at least 5% of the Company’s outstanding share capital and no officer, director of the Company or any of the Company Subsidiaries, nor any member of such shareholder’s, director’s, officer’s immediate family or any of their respective Affiliates (each, a “Related Party”) (i) owes any amount to the Company or any Company Subsidiary nor does the Company or any Company Subsidiary owe any amount to, or has the Company or any Company Subsidiary committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party, (ii) is involved in or is a party to any Contract or business arrangement or other relationship with the Company or any Company Subsidiary (whether written or oral) except in his or her capacity as a Company or a Company Subsidiary director or officer, as the case may be, (iii) owns any material property or right, tangible or intangible, that is used by the Company or any Company Subsidiary, (iv) has made any written or oral claim against the Company or any Company Subsidiary or (v) controls or is a director, officer of any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any Company Subsidiary.  Each transaction between the Company or a Company Subsidiary, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Company Subsidiary, including in compliance with the ICL.

SECTION 3.23.                                Product Defects; Product Warranties; Product Returns.  All products manufactured, sold, leased, licensed, distributed or delivered, and all services provided, by the Company or any Company Subsidiary (“Products”) comply and at all times have complied in all material respects with the requirements of all applicable Laws and Contracts. The Company and the Company Subsidiaries have no liability and there is no pending, or to the Knowledge of the Company, threatened claim against any of them that would give rise to any liability for replacement or repair of any Product or for damages in connection therewith, except liabilities or claims in amounts that would not, either individually or in the aggregate, reasonably be expected to be material to the Company and any Company Subsidiary taken as a whole. The Company has made available to Parent true and complete copies of all warranty, refund and return policies. Other than such policies and as provided in Contracts of which true and complete copies have been provided to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has extended or is obligated to honor any warranty, request for refunds or return rights with respect to any Products, in amounts exceeding, in the aggregate, $50,000. Neither the Company nor any Company Subsidiary has instituted or been requested or required to implement any product recall of any Products, nor is there, to the Knowledge of the Company, any basis under which the Company or any Company Subsidiary reasonably could be required to implement any recall of any Products. All warranty claims and product returns and requests for refunds relating to Products have been immaterial in volume or dollar amounts and no particular Product or model of Product has been involved in more than two percent (2%) of all product warranty, return or refund requests (whether measured by number of units involved or dollar amounts of claims).

SECTION 3.24.                                Customers and Suppliers.

(a)           Schedule 3.24(a) lists, by year, for each of the past two fiscal years (2010 and 2011): (i) the top 20 customers of the Company on a consolidated basis and the amount of purchases by each such customer per fiscal year, and (ii) the top 20 suppliers of the Company on a consolidated basis and the amount of good/services sold to the Company and the Company Subsidiaries by each such supplier per fiscal year.

(b)           (i) no supplier listed in Schedule 3.24(a) has (A) stopped or materially decreased or threatened in writing to stop or materially decrease the rate of supplying materials, products or services to the Company or any Company Subsidiary or (B) other than in the Ordinary Course of Business, increased or announced in writing an intent to increase the cost of such materials, products or services, and (ii) other than in the Ordinary Course of Business, no customer listed on Schedule 3.24(a) has (x) stopped or materially decreased or threatened in writing to stop or materially decrease the rate of purchasing Products from the Company and the Company Subsidiaries or (y) reduced or, to the Knowledge of the Company, intends to reduce the amount paid for Products purchased from the Company and the Company Subsidiaries.

SECTION 3.25.                                Trade Receivables.

(a)           All trade receivables of the Company and the Company Subsidiaries have arisen from bona fide transactions in the Ordinary Course of Business and are valid obligations owing to the Company and the Company Subsidiaries.

(b)           As of February 29, 2012, no material trade receivables are overdue with respect to their payment terms by more than 90 days, and all material trade receivables are, to the Knowledge of the Company, good and collectible in full, and the Company has not amended or waived any payment terms, including to reduce the amount owned or extend the time of payment, except for amendments or waivers in the Ordinary Course of Business that are not material in amounts either individually or in the aggregate.

(c)           No payor of any of such accounts receivable has provided the Company or any Company Subsidiary written notice that it does not intend to timely pay such accounts receivable in full.  To the Knowledge of the Company, the payors of all accounts receivable of the Company and the Company Subsidiaries are able to timely pay such receivables in the Ordinary Course of Business at the aggregate recorded amounts thereof, except as would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.26.                                Opinion of Financial Advisor.  The Company’s Board of Directors has received the opinion of Jeffries & Company to the effect that as of the date of such opinion and subject to certain assumptions, qualifications and other matters set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Ordinary Shares, a signed copy of which opinion has been delivered to Parent for informational purposes only. It is agreed and understood that such opinion is solely for the benefit of the Company Board and may not be relied upon, referred to, quoted or disclosed by Parent or Merger Sub in any way or manner, except for such references or disclosures, or quotations in connection with any Proceedings brought by a third party in which Parent or the Surviving Corporation is involved in connection with the Transactions.

SECTION 3.27.                                Inventory.  To the Knowledge of the Company, the inventory of the Company and the Company Subsidiaries is of a quality and quantity usable and salable at customary gross margins and with customary markdowns in the Ordinary Course of Business, and, since the date of the most recent balance sheet included in the Company Financial Statements prior to the date hereof, there have not been any material write-downs of the value of, or establishment of any reserves against, any inventory of the Company and the Company Subsidiaries except for write-downs and reserves in the Ordinary Course of Business.

SECTION 3.28.                                Inquiry.  The Company has caused each member of the Company Knowledge Group to, prior to the date hereof, conduct a reasonable inquiry, with respect to each representation and warranty made by the Company in this Article III that is qualified by the Knowledge of the Company, of the other executives and managers having primary responsibility for such matters.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the Schedules, Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.01.                                Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  Each of Parent and Merger Sub is duly qualified and in good standing (in those jurisdictions where such concept is recognized) to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02.                                Authority; Execution and Delivery; Enforceability.

(a)  Each of Parent and Merger Sub has full power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform and comply with each of its obligations under this Agreement and such Ancillary Agreements and to consummate the Transactions.  The execution and delivery by each of Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance and compliance by Parent with each of its obligations herein and therein and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  Each of Parent and Merger Sub has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)           The Board of Directors of Merger Sub unanimously (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement and the Ancillary Agreements, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement and the Ancillary Agreements, the Merger and the other Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

(c)           The Board of Directors of Parent unanimously adopted resolutions approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, and Parent, as sole indirect shareholder of Merger Sub, has approved this Agreement.  No other corporate or shareholder action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of their obligations under this Agreement or the consummation by them of the Transactions.

SECTION 4.03.                                No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, the execution and delivery by each of Parent and Merger Sub of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right to challenge the Transactions under, (iii) result in a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (iv) result in the creation of any Lien upon any of the properties or assets of Merger Sub under, any provision of (A) the certificate of incorporation or by-laws of Parent, or the comparable charter or organizational documents of Merger Sub, (B) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (C) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions, other than (i) to the extent that the OCS Approval is not obtained and Parent and Merger Sub waive the requirement to obtain such OCS Approval pursuant to Section 7.02(h), the execution by Parent of an undertaking in customary form in favor of the OCS to comply with applicable Israeli research & development Law, (ii) the filing of the Merger Notice and Merger Proposal with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filings (A) with the SEC of such reports under Section 13 of the Exchange Act and (B) with the ISA under the ISL, in each case, as may be required in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (iv)  such Filings and Consents that may be required solely by reason of the Company’s (as opposed to any third party’s) participation in the Transactions and (v) such other Filings and Consents the failure of which to make or obtain has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04.                                Ownership and Operations of Merger Sub. Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has engaged in no material business activities or operations and has incurred no material liabilities or obligations, other than activities, operations, liabilities or obligations related to or in anticipation of the proposed Merger.

SECTION 4.05.                                Availability of Funds.  Parent has, and at the Effective Time will have, available cash or existing borrowing facilities that together are sufficient to enable it to consummate the Transactions.

SECTION 4.06.                                Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s finders, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.07.                                Share Ownership.  As of the date of this Agreement, neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Ordinary Shares.

SECTION 4.08.                                Investigation; Proceedings. As of the date hereof, Parent has not received written notice of any investigation or review pending (and, to the Knowledge of Parent, no such investigation or review is threatened) by any Governmental Entity, which, individually or in the aggregate, would result in a Parent Material Adverse Effect.  None of Parent or any of its subsidiaries is subject to any outstanding order that, individually or in the aggregate, would result in a Parent Material Adverse Effect.

SECTION 4.09.                                Information Supplied. None of the information supplied by or on behalf of Parent and Merger Sub expressly for inclusion (or incorporation by reference) in the Proxy Statement (including any amendments or supplements thereto) will, on the date the Proxy Statement is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading.  No representation is made by Parent or Merger Sub with respect to any other statements in the Proxy Statement.

SECTION 4.10.                                Acknowledgement and Disclaimer of Other Representations and Warranties.  Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the management of the Company, (b) has had reasonable access the electronic data room maintained by the Company through IntraLinks for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of and receive answers from the Company, and (d) has conducted its own independent investigation of the Company and the Company Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of the Company Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement, the Ancillary Agreements and the certificates delivered pursuant hereto and thereto.

SECTION 4.11.                                Inquiry.  Parent has caused each member of the Parent Knowledge Group to, prior to the date hereof, conduct a reasonable inquiry, with respect to each representation and warranty made by Parent and Merger Sub in this Article IV that is qualified by the Knowledge of Parent, of the other executives and managers having primary responsibility for such matters.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.                                Conduct of Business.  (a)  Conduct of Business by the Company.  Except for: (A) matters set forth in Schedule 5.01(a), (B) otherwise expressly permitted by this Agreement or (C) as required by applicable Law, from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers or other employees who have a significant role in the Company and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01(a) or otherwise expressly permitted by this Agreement, from the date of this Agreement to the Effective Time the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (it being understood that Parent shall consider in good faith any reasonable request for such consent submitted by the Company in writing, and shall use its reasonable best efforts to provide an initial response to any such request, which may be a rejection of such request or a statement that additional time is needed to consider such request, within five (5) Business Days of Parent’s receipt of such request):

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its share capital, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (C) purchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)           issue, deliver, sell or grant (A) any shares or other equity securities, (B) any Voting Company Debt or other voting securities or (C) any Company Convertible Securities, other than the issuance of Company Ordinary Shares upon the exercise of Company Stock Options outstanding or committed pursuant to a contract to be issued on the date of this Agreement and in accordance with their present terms;

(iii)           amend its memorandum of association, articles of association, certificate of incorporation, by-laws or other charter or organizational documents, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iv)           acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the Ordinary Course of Business;

(v)           (A) grant to any employee, consultant, officer or director of the Company or any Company Subsidiary any increase in compensation, except increases in the Ordinary Course of Business to employees or consultants not in excess of (x) individually, 25% of the compensation as of the date hereof of such employee or consultant or (y) $250,000 during any calendar year in the aggregate, (B) grant to any employee, consultant, officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, except for increases of severance or termination pay in the Ordinary Course of Business that are not in excess of $250,000 in the aggregate, (C) enter into any severance or termination agreement with any such employee, consultant, executive officer or director which are not in the Ordinary Course of Business, or (D) establish, adopt, extend, renew, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan or (E) take any action to increase or accelerate any rights or benefits, not in the Ordinary Course of Business, under any collective bargaining agreement or Company Benefit Plan;

(vi)          terminate the employment of any Key Employee except for Cause; provided, however, that the Company shall give Parent at least ten (10) days’ prior written notice of the termination of any Key Employee;

(vii)         make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(viii)        sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets, except sales of Products, inventory and excess or obsolete assets in the Ordinary Course of Business;

(ix)           (A) incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, other than bank guarantees, letters of credit and supplier guarantees entered into in the Ordinary Course of Business not to exceed $400,000 in the aggregate, or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any direct or indirect wholly-owned subsidiary of the Company, other than advances of travel and other expenses to officers, consultants, Representatives and employees in the Ordinary Course of Business and other than extensions of credit to customers in the Ordinary Course of Business on terms that are substantially similar to those granted to customers in the Ordinary Course of Business not in excess of $1,000,000 individually or $5,000,00 in the aggregate;

(x)            make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $250,000 or, in the aggregate, are in excess of $750,000 in any calendar quarter;

(xi)           prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Effective Time or accelerating deductions to periods ending on or before the Effective Time), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes or request any ruling or similar guidance with respect to Taxes other than as set forth in Section 6.10 (Israeli Tax Rulings);

(xii)          permit, allow or suffer any of its assets to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 3.08, 3.09(a) or 3.10(b) if existing on the date hereof, except for: (A) Permitted Liens, or (B) Liens that are removed by the Company or the applicable Company Subsidiary by the earlier of (i) the Closing Date and (ii) within thirty (30) days after the Company acquires Knowledge thereof;

(xiii)         enter into any Company IP Contract or any Contract that would have been required to be set forth in Schedule 3.12(a) if it were in effect on the date hereof, or modify, amend, terminate or grant any Consent or waiver under any Company IP Contract or any Contract that is set forth or required to be set forth in Schedule 3.12(a) or that would have been required to be set forth in Schedule 3.12(a) if it were in effect on the date hereof, except for granting any licenses or making any non-material modifications or amendments or granting any non-material consents or waivers with respect to Contracts for the sale of Products which grants, amendments, modifications, consents or waivers are made in the Ordinary Course of Business;

(xiv)         make any material change in internal accounting controls or disclosure controls and procedures, except as required by GAAP;

(xv)          (A) pay, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the Ordinary Course of Business after the date of the most recent balance sheet included in such financial statements or (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, except in the case of clause (A) and clause (B), for such payments, discharges, settlements, satisfactions, cancellations or waivers that do not exceed $200,000 in the aggregate;

(xvi)        apply for or receive any Government Grant;

(xvii)       enter into, engage in or amend any transaction, Contract or understanding with any Related Party or any interested parties (Ba’alay Inyan) as such term is defined in the ICL except for transactions permitted under clauses (v) and (ix) of this Section 5.01(a);

(xviii)      (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Intellectual Property, Company Technology or Company IP Contract, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company Intellectual Property, Company Technology and Company IP Contracts, (B) grant to any third party any license with respect to any Company Intellectual Property or Company Technology, except non-exclusive licenses granted in the Ordinary Course of Business in connection with the sale of Products or (C) develop, create or invent any Intellectual Property jointly with any third party; or

(xix)         authorize any of, or resolve, commit or agree to take any of, the foregoing actions.

(b)           Other Actions. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition to the Merger set forth in Article VII not being satisfied.

(c)           Advice of Changes. The Company and Parent shall promptly advise the other orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

SECTION 5.02.                                No Solicitation by the Company.

(a)           Termination of Existing Discussions.  The Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  The Company shall promptly request that each Prior Company Bidder in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Prior Company Bidder and immediately terminate all physical and electronic data room access previously granted to any such Prior Company Bidder.

(b)           Prohibition on Soliciting Activities.  The Company shall not, and shall cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) participate in any discussions or negotiations with, or furnish any information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  Any violation of the restrictions set forth in this Section 5.02 by any Representative of the Company, whether or not such Person is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 5.02 by the Company.

(c)           Company Recommendation.  Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal, except in the circumstances set forth in Section 5.02(d), shall be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract or instrument constituting or relating to any Company Takeover Proposal, or any other Contract or instrument that would require the Company to abandon, terminate or breach any of its obligations hereunder, or that would prevent the Company from consummating the transactions contemplated hereby, (iii) take any other action inconsistent with the Company Recommendation, or (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party (any of the foregoing, a “Company Recommendation Change”).

(d)           Superior Company Proposals.  Notwithstanding Section 5.02(c), if the Company has complied with all its obligations under this Section 5.02, and the Company Board receives a Superior Company Proposal, and as a result thereof the Company Board determines in good faith, based on the written advice of outside counsel, that it is necessary to do so in order to comply with their fiduciary obligations under applicable Law, then before receipt of the Company Stockholder Approval (and in no event after receipt of the Company Stockholder Approval) the Company Board may take a neutral position or no position with respect to such Superior Company Proposal.  The Company Board shall not take a neutral position or no position with respect to a Superior Company Proposal pursuant to this Section 5.02(d) unless: (1) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than five Business Days before taking such action, which notice shall include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), (2) for five Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (3) Parent does not make, within such five-Business Day period, an offer that is at least as favorable to the shareholders of the Company, as determined by the Company Board in good faith based on the written advice of the Company’s independent financial advisor, as such Superior Company Proposal (it being understood that any amendment to the financial terms or other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional five-Business Day period that satisfies this Section 5.02(d)).

(e)           Required Notices.  The Company promptly and in any event within 48 hours shall advise Parent orally and in writing of (i) any Company Takeover Proposal or any inquiry with respect to, or that could lead to, any Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry.  The Company shall (i) keep Parent fully informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any change to the details thereof and (ii) provide to Parent promptly and in any event within 48 hours after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(f)           No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, or to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

SECTION 5.03.                                Product Roadmap.  The Company shall use its commercially reasonable best efforts to diligently execute between the date hereof and the Closing Date the product roadmap set forth on Schedule 5.03 within the time frames set forth therein.  The Company shall provide regular updates to Parent with respect thereto, as requested by Parent.

ARTICLE VI

Additional Agreements

SECTION 6.01.                                Preparation of the Proxy Statement; Shareholder Meeting.

(a)           As soon as practicable following the date of this Agreement and in any event no later than fourteen (14) days following the date of this Agreement, the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K a proxy statement with respect to receiving the Company Shareholder Approval (the “Proxy Statement”).  As soon as practicable following the date of this Agreement and in any event no later than seven (7) days after the date of this Agreement, the Company shall publish the notice of the Company’s shareholder meeting.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date.  Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions.  Without derogating from Section 3.06 or Section 4.09, if at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 6.01, prepare, such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.

(b)           The Company, promptly following the date of this Agreement, shall establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) solely for the purpose of obtaining the Company Shareholder Approval which Company Shareholders Meeting shall be no later than 40 days after delivery of the notice calling for the Company Shareholders Meeting and for such other purposes as may be agreed upon by the parties.  The Company, through the Company Board (by a unanimous resolution), shall recommend to its shareholders approval of this Agreement (the “Company Recommendation”) and shall take all lawful action to solicit the approval of the Company’s shareholders of this Agreement.  The Company shall use reasonable best efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.  The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholders Meeting in compliance with all applicable legal requirements, including the ICL, the ISL and the Company Charter.  In the event that Parent, or any Person referred to in Section 320(c) of the ICL in connection with Parent, shall cast any votes in respect of this Agreement, the Merger or the other Transactions, Parent shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted.  The Proxy Statement shall include a copy of the Company Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Transactions.  Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) any Company Recommendation Change.

SECTION 6.02.                                Access to Information; Confidentiality.  The Company shall, and shall cause each of its respective subsidiaries to, afford to Parent and to its officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access during normal business hours during the period before the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII, to all its properties, books, contracts, commitments, personnel and records; provided that any such activities shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company, and, during such period, the Company shall, and shall cause each of its respective subsidiaries to, furnish promptly to Parent (a) copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal, state or foreign securities Laws (and the Company shall deliver to Parent a copy of each material report, schedule and other material document proposed to be filed or submitted by the Company pursuant to the requirements of federal or foreign securities Laws not less than two Business Days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC, ISA, Nasdaq or TASE concerning compliance with securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, constitute a waiver of, or result in an impairment of, attorney-client privilege held by the Company.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated November 23, 2011, between the Company and Parent, which agreement is hereby amended by deleting Section 19 thereof in its entirety, provided, however, that in the event that this Agreement is terminated in accordance with Section 8.01(e) prior to the Effective Time, then such Section 19 shall be reinstated and be of full force and effect for a period of 270 days commencing from the date of such termination, except that said Section 19 shall not prohibit Parent from taking any actions expressly permitted under this Agreement (as so amended, the “Confidentiality Agreement”); provided, further, that Parent agrees that if after the date of this Agreement (i) it requests to receive information subject to a confidentiality agreement with a third party, (ii) it is specifically advised by the Company in writing in advance of the disclosure of such information that such information is subject to a confidentiality agreement that would be breached by the disclosure of such information and is offered the opportunity to decline to receive such information and (iii) it elects to receive and does receive such information, then Parent and Merger Sub shall thereafter be barred from asserting that such breach or any claim arising from such breach or damages or losses resulting from such breach forms the basis of the failure of any condition set forth in Sections 7.01 or 7.02 to be satisfied.  Without limiting the generality of the foregoing, Parent and Merger Sub shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.02 for any purpose unrelated to consummation of the Merger and the other Transactions.  No review or information obtained pursuant to this Section 6.02 shall limit Parent’s or Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

SECTION 6.03.                                Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, including Section 6.03(e), each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Proceedings challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements and (v) the execution by Parent and/or its controlled Affiliates of an undertaking in customary form in favor of the OCS to comply with applicable Law (if required).

(b)           Without derogating from the other subsections of this Section 6.03, as promptly as practicable after the execution of this Agreement, the Company shall (i) file an application for the OCS Approval, to the extent such application was not submitted prior to the execution of this Agreement, subject to the prior review and approval of such filing by Parent and (ii) use its commercially reasonable best efforts to obtain the OCS Approval, provided that the foregoing shall not obligate the Company to pay the OCS money to obtain the OCS Approval unless Parent agrees in writing to promptly reimburse the Company for such payment.  The Company shall, upon request of Parent, but subject to applicable Law, promptly deliver to Parent a copy of each such filing made and each such approval obtained by it.  The Company and its Representatives shall not conduct any negotiation with the OCS regarding the OCS Approval without prior coordination with Parent, and will permit Parent’s Representatives to participate in all discussions and meetings with OCS related thereto if so agreed to by the OCS.

(c)           Subject to applicable Law and the instructions of any Governmental Entity, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their subsidiaries, from any third party and/or any Governmental Entity with respect to such Transactions. Without derogating from the generality of the above, the Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement. In addition, the Company shall, no later than 10 days before the Closing (and promptly with respect to material matters arising or discovered thereafter), supplement or amend the Schedules to Article III with respect to any matter hereafter arising or discovered that, if existing or known by the Company on the date hereof, would have been required to be set forth or described in the Schedules.  No such notification and no such amendment or supplement of the Schedules shall (a) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and the Ancillary Agreements, (b) limit or otherwise affect any remedies available to the party receiving such notice, or (c) constitute an acknowledgment or admission of a breach of this Agreement.

(d)           Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or discussions with any Governmental Entity in respect of any Filings, investigation or other inquiry relating to the Merger or the other Transactions, including the applications described in Section 6.10, unless it consults with the other party in advance and shall, to the extent permitted by such Governmental Entity, give the other party the opportunity to attend and participate thereat.  In connection with this Section 6.03, neither the Company nor any of its Affiliates shall be required to pay or commit to pay, nor shall the Company pay or commit to pay, any material amounts or incur any material liability unless directed to do so by Parent and approved by the Company Board.  Each of the parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental Filings and will cooperate in responding to any inquiry from a Governmental Entity, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or Filings to a Governmental Entity and supplying each other with copies of all material correspondence, Filings or communications between such party and any Governmental Entity with respect to this Agreement or the Transactions.

(e)           Nothing in Section 6.03(a) shall (i) require Parent or any Affiliate of Parent to dispose of any of its material assets or to materially limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s material assets or material limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing, (ii) require any non-controlled Affiliate of Parent to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing or (iii) authorize the Company to commit or agree to any of the foregoing, in each case to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any antitrust, competition or premerger notification, trade regulation or investment law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Proceeding relating to Antitrust Laws.

SECTION 6.04.                                Company Stock Options.  (a)  As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to provide that (i) each Company Stock Option outstanding immediately prior to the Effective Time that is, as of the Effective Time, vested and exercisable, shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each Company Ordinary Share then subject to such Company Stock Option,  (ii) any other Company Stock Options outstanding immediately prior to the Effective Time, shall be cancelled and terminated and no consideration shall be delivered or deliverable in exchange therefor and (iii) the Company shall issue to the holders of Company Stock Options a notice of their rights with respect to any such Company Stock Options as provided herein.  For purposes of this Agreement, “Option Consideration” means, with respect to each Company Ordinary Share subject to a Company Stock Option, an amount equal to (i) the Merger Consideration less (ii) the exercise price payable in respect of such Company Ordinary Share subject to such Company Stock Option. The amount of cash each holder of Company Stock Option is entitled to receive for the Company Stock Option held by such holder shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Company Stock Options held by such holder.

(b)           Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), Parent shall pay or cause to be paid the Option Consideration as promptly as practicable after the Effective Time in the manner set forth in Section 6.04(c).

(c)           Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), as promptly as practicable after the Effective Time, Parent or the Paying Agent shall transfer, or cause to be transferred, to the account designated by the Company or the Company Subsidiaries, under the applicable Company Stock Plan, the aggregate Option Consideration that holders of Company Stock Options (other than Company 102 Securities) are entitled to receive pursuant to Section 6.04(a).  As soon as reasonably practicable thereafter the Surviving Corporation or a subsidiary thereof, shall pay to each holder of Company Stock Options (other than holders of Company 102 Securities) the Option Consideration in respect of such Company Stock Options, less any applicable deductions and withholding at the time of payment.  All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by Parent and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered, or cause to be delivered, by Parent, Subject to Section 2.02(g) (Withholding Rights) and to Section 6.10(c) (Israel Tax Rulings), to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Laws (including the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder and the Options Tax Ruling, if obtained. The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect of Company 102 Securities and with such procedures as may be required by the Options Tax Ruling, if obtained.

SECTION 6.05.                                Benefit Plans.  (a)  Parent currently intends to cause the Surviving Corporation to maintain for a period of 12 months after the Effective Time the Company Benefit Plans in effect on the date of this Agreement or to provide benefits to each current employee of the Company and the Company Subsidiaries that are, taken as a whole, substantially equivalent in the aggregate to such employees in comparison to those benefits that are in effect and applicable to such employees on the date of this Agreement.

(b)           For purposes of eligibility, vesting and benefit accrual for benefits under benefit plans of Parent, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company employees after the Effective Time, each Company and Company Subsidiary employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Effective Time, to the same extent as such Company or Company Subsidiary (as applicable) employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, provided that no such service shall be recognized with respect to the accrual of benefits under any “defined benefit plan” within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code or to the extent that it would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, each Company or Company Subsidiary (as applicable) employee shall be immediately eligible to participate, without any waiting time, in any and all new benefit plans to the extent coverage under such new benefit plan replaces coverage under a comparable Company Benefit Plan in which such Company or Company Subsidiary (as applicable) employee participated immediately before the replacement.

(c)           From and after the Effective Time, Parent shall cause the Surviving Corporation to honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s employment, severance and termination agreements.

SECTION 6.06.                                Merger Proposal.

(a)           Subject to the ICL and the regulations promulgated thereunder, as soon as practicable following the date of this Agreement: (i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit A hereto (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the ICL; (ii) the Company shall call the Company Shareholders Meeting as further set forth in Section 6.01, it being understood that the sole shareholder of Merger Sub has approved the Merger contemporaneously with the execution of this Agreement, and (iii) each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar in accordance with the provisions of Section 317(a) of the ICL.  Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the ICL and the regulations promulgated thereunder.

(b)           Subject to the ICL and the regulations promulgated thereunder, promptly after the Company and Merger Sub shall have complied with the preceding paragraph and with subsections (i) and (ii) below, but in any event no more than three business days (as defined in the regulations promulgated under ICL) following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL and the regulations promulgated thereunder.  In addition to the foregoing, each of the Company and, if applicable, Merger Sub, shall:

(i)             publish a notice to the Company’s creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal was submitted to the Companies Registrar and (C) if required, in such other manner as may be required by applicable Laws and regulations;

(ii)           within four business days (as defined in the regulations promulgated under ICL) from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; and

(iii)          send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three (3) business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal has been submitted to the Companies Registrar.

SECTION 6.07.                                Fees and Expenses.  a)  Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)           The Company shall pay to Parent the Company Termination Fee if:

(i)            Parent terminates this Agreement pursuant to Section 8.01(c) or Section 8.01(d); or

(ii)           any Person makes a Company Takeover Proposal that was (A) publicly disclosed or otherwise communicated to a member of the Company’s senior management or to the Company Board before the Company Shareholders Meeting and (B) not publicly withdrawn prior to the date that is ten (10) days before the date of the Company Shareholders Meeting and thereafter this Agreement is terminated (other than termination pursuant to Section 8.01(a) or Section 8.01(e)) and within eight months of such termination the Company enters into a definitive agreement to consummate, or consummates, or the Company Board approves or recommends, the transactions contemplated by, a Company Takeover Proposal.

Any fee due under this Section 6.07(b) or Section 6.07(c) shall be paid by wire transfer to the account specified in Schedule 6.07(b) of same-day funds.  Any fee due under clause (i) of this Section 6.07(b) shall be paid on or before the fifth Business Day after such termination and any fee due pursuant to clause (ii) of this Section 6.07(b) or pursuant to Section 6.07(c) shall be paid within five Business Days from the date of execution of such definitive agreement or, if earlier, consummation of such transactions.  In no event shall the Company be required to pay the fee set forth in this Section 6.07(b) on more than one occasion.

(c)           The Company shall pay to Parent the Company Reduced Termination Fee if (i) this Agreement is terminated pursuant to Section 8.01(b)(iv) and, within six months of such termination the Company enters into a definitive agreement to consummate, or consummates, or the Company Board approves or recommends the transactions contemplated, by a Company Takeover Proposal and (ii) Parent is not entitled to receive the Company Termination Fee pursuant to Section 6.07(b)(ii).

(d)           Parent shall pay to the Company the Parent Termination Fee if:

(i)            this Agreement is terminated pursuant to Section 8.01(e)(i) or Section 8.01(e)(ii); and

(ii)           the Company is not entitled to receive the Parent Reduced Termination Fee pursuant to Section 6.07(e).

(e)           Parent shall pay to the Company the Parent Reduced Termination Fee if:

(i)            (A) this Agreement is terminated pursuant to Section 8.01(b)(i), (B) if such termination is by the Company, the Company has, no less than three (3) days prior to such termination, notified Parent in writing that it is ready willing and able to consummate the Transactions, (C) at the time of such termination, all of the conditions set forth in Sections 7.01 and 7.02, other than the condition set forth in Section 7.01(b), have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) and (D) the sole reason that the condition set forth in Section 7.01(b) is not satisfied is because Parent or any controlled Affiliate of Parent is required to dispose of any of its assets or to limit its freedom of action with respect to any of its material businesses, or to consent to any disposition of the Company’s material assets or limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any Antitrust Law, and Parent or any such controlled Affiliate of Parent failed  to take such action, or

(ii)           this Agreement is terminated by Parent pursuant to Section 8.01(b)(iii) because the condition set forth in Section 7.01(b) has become incapable of being satisfied on or before the Outside Date because Parent or any controlled Affiliate of Parent is required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s material assets or limits on the Company’s freedom of action with respect to any of its material businesses, or to commit or agree to any of the foregoing in order to obtain any required consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to any Antitrust Law, and Parent or any such controlled Affiliate of Parent refuses to take such action.

Any fee due under Section 6.07(d) or this Section 6.07(e) shall be paid by wire transfer to the account specified in Schedule 6.07(e) of same-day funds on or before the tenth Business Day after termination of this Agreement by the Company (or Parent, if applicable). In no event shall Parent be required to pay the fee set forth in Section 6.07(d) or this Section 6.07(e) on more than one occasion.

(f)           In the event that the Company or Parent shall fail to pay any amount required pursuant to this Section 6.07 when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  In addition, if the Company or Parent shall fail to pay such amount when due, the party failing to pay such amount shall also pay to the other all of its costs and expenses (including attorneys’ fees) in connection with efforts to collect such amounts.  The Company and Parent each acknowledge that the provisions of this Section 6.07 are an integral part of the Transactions and that, without these agreements, the other party would not enter into this Agreement.

(g)           Notwithstanding anything to the contrary in this Agreement, (i) payment by the Company of the Company Termination Fee under the circumstances described in this Section 6.07 shall be the sole and exclusive remedy of Parent and Merger Sub if this Agreement is terminated by Parent pursuant to Sections 8.01(c) or 8.01(d) and Parent and Merger Sub shall not be entitled to any other remedy in connection therewith (it being agreed that prior to such termination, Parent and Merger Sub shall be entitled to any and all remedies available at law or in equity, including an order of specific performance as contemplated by Section 9.10) and (ii) the Company’s rights (A) to terminate this Agreement under Section 8.01(e) and to receive the Parent Termination Fee under Section 6.07(d) or (B) to receive the Parent Reduced Termination Fee upon termination of this Agreement in the circumstances described in Section 6.07(e) shall be the sole and exclusive remedies of the Company and its Affiliates against Parent and its Affiliates in connection with, and the Company (on its own behalf and on behalf of its Affiliates) hereby waives all other remedies (including equitable remedies) in connection with, (A) any failure of the Merger or the other Transactions to be consummated or (B) any breach by Parent or its Affiliates of their obligation to consummate the Transactions or of any representation, warranty, covenant or agreement set forth in this Agreement or in any Ancillary Agreement.  Upon payment of the Parent Termination Fee or Parent Reduced Termination Fee, as applicable, in the circumstances described in this Section 6.07, none of Parent, Merger Sub or their Affiliates or any of their respective current, former or future directors, officers, shareholders, partners, stockholders, managers or members shall have any liability in respect of this Agreement, the Ancillary Agreements or any of the Transactions.  Upon payment of the Company Termination Fee or Company Reduced Termination Fee, as applicable, in the circumstances described in this Section 6.07, none of the Company, any Company Subsidiary or their Affiliates or any of their respective current, former or future directors, officers, shareholders, partners, stockholders, managers or members shall have any liability in respect of this Agreement, the Ancillary Agreements or any of the Transactions.  In no event shall the Company (and the Company shall ensure that its Affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this Agreement, any Ancillary Agreement or any of the Transactions, except to the extent permitted pursuant to Section 6.07(d) and Section 6.07(e).

SECTION 6.08.                                Indemnification.  (a)  After the Effective Time, Parent shall cause the Surviving Corporation to continue to honor all the Company’s obligations to exculpate or indemnify the current or former directors or officers of the Company for acts or omissions by such persons occurring before the Effective Time (including acts or omissions relating to this Agreement, the Ancillary Agreement and the Transactions) to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, individual indemnity agreements or otherwise, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the Ordinary Course of Business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter and such individual indemnity agreements or other applicable documents from the Effective Time until the expiration the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions. Without limiting the foregoing, Parent, from and after the Effective Time until seven (7) years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable to any indemnified party with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter and comparable organizational documents of the relevant Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any indemnified parties with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b)           For a period of seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Persons insured thereunder) with respect to claims arising from, relating to, or otherwise in respect of, facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the annual premium paid by the Company as of the date hereof (such amount, the “Maximum Premium”).  If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.  The Company may, with the prior written consent of Parent, prior to the Effective Time purchase a “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall the cost of such policy exceed the Maximum Premium and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 6.08(b).  The current or former directors or officers may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(c)           From and after the Effective Time the indemnified parties to whom this Section 6.08 applies shall be intended third party beneficiaries of this Section 6.08.  From and after the Effective Time the provisions of this Section 6.08 are intended to be for the benefit of each such indemnified party, his or her successors, heirs or representatives.  Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any such indemnified party in enforcing the indemnity and other obligations provided in this Section 6.08.  For the avoidance of doubt, the rights of the indemnified parties to whom this Section 6.08 applies shall be in addition to any rights such Persons may have under the articles of association or comparable governing documents of the Company or any of the Company Subsidiaries, or under any applicable Contracts or Laws.

(d)           This Section 6.08 shall be binding upon Parent and the Surviving Corporation and their respective successors and assigns.  In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.08.

SECTION 6.09.                                Public Announcement.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement before such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. For the avoidance of any doubt, nothing in this Section 6.09 shall prevent any party from making or filing any public statement or report required to be made or filed by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, provided that, unless prohibited by applicable Law, such party provides the other with reasonable advanced notice, and permits such other party to comment thereon.

SECTION 6.10.                                Israeli Tax Rulings.  (a)  As soon as practicable following the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling including an interim ruling (which shall be confirmed by Parent prior to its submission) confirming that the conversion of Company Stock Options subject to Section 102 of the Ordinance in accordance with Section 6.04 (Company Stock Options) and Company Ordinary Shares subject to Section 102 of the Ordinance in accordance with Section 2.01(c) (Conversion of Company Ordinary Shares) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include a request to exempt Parent, the Surviving Corporation and the Paying Agent from any withholding obligation, in the request for the Options Tax Ruling. Without limiting the generality of Section 6.03(c) and Section 6.03(d), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling.  The final text of the Option Tax Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which shall not be unreasonably delayed, withheld or conditioned.  Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling, as promptly as practicable, however, if a final or interim ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed merely for that reason.

(b)           As soon as practicable following the date hereof and no later than five (5) Business Days after the date hereof, the Company shall prepare and file, and shall instruct its Israeli counsel, advisors and accountants to prepare and file, with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Ordinary Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent or the Surviving Corporation how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (x) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent or Surviving Corporation how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”), such ruling to be in form and substance to Parent’s reasonable satisfaction. Without limiting the generality of Section 6.03(c) and Section 6.03(d), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling.  The final text of the Withholding Tax Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which shall not be unreasonably delayed, withheld or conditioned.  Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling as promptly as practicable, however, if a final or interim ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed merely for that reason.

(c)           If any of the Withholding Tax Ruling or the Options Tax Ruling is not obtained prior to the Closing Date, the Closing shall not be delayed or postponed merely for that reason and the Company shall instruct its Israeli counsel, advisors and accountants to apply to the ITA prior to the Closing Date for an extension of time with respect to the obligation to deduct or withhold Israeli Tax from the Merger Consideration and/or Option Consideration, as applicable, payable pursuant to this Agreement and if such extension is not granted prior to the date such payments become due and payable, Parent, Paying Agent, the 102 Trustee or the Surviving Corporation may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.

SECTION 6.11.                                Merger Sub Obligation.  Parent shall cause Merger Sub to comply with all of its obligations under this Agreement.  During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Parent shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder or otherwise in connection with the Transactions.

ARTICLE VII

Conditions Precedent

SECTION 7.01.                                Conditions to Each Party’s Obligation To Effect The Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)           Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval.

(b)           Antitrust.  Any waiting period (and any extension thereof) applicable to the Merger under any applicable Antitrust Laws shall have been terminated or shall have expired, any Consents required to be obtained prior to the Closing under any applicable Antitrust Laws in connection with the Merger shall have been obtained and any Filings required to be made prior to the Closing under any applicable Antitrust Laws in connection with the Merger shall have been made.

(c)           No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d)           Israeli Statutory Waiting Periods.  At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

(e)           Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

SECTION 7.02.                                Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  Each representation and warranty of the Company in Section 3.01 (Organization, Standing and Power), Section 3.02 (Share Capital of the Company and the Company Subsidiaries) and Section 3.03 (Authority, Execution and Delivery; Enforceability; Other Matters) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date).  Each representation and warranty of the Company in Section 3.10 (Intellectual Property) and Section 3.15 (Taxes) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct in all material respects on and as of such other date).  The other representations and warranties of the Company in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c)           No Governmental Litigation.  There shall not be pending or threatened any Proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or Merger Sub of any Company Ordinary Shares, seeking to prohibit the consummation of the Merger or any other Transaction or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Company Ordinary Shares, including the right to vote the Company Ordinary Shares purchased by it on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries, or (v) seeking to impose damages on Parent, the Company or any of their respective subsidiaries as a result of the Transactions in amounts that are material in relation to the Company or the Transactions.

(d)           Absence of Company Material Adverse Effect.  Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)           Director Resignations. Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and the Company Subsidiaries, or other evidence of their removal, effective as of the later of the Closing or the appointment of at least one Parent-nominated director.

(f)           No Indebtedness For Borrowed Money.  As of the Effective Time, the Company shall not have any indebtedness for borrowed money and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(g)           OCS Approval.  The OCS Approval shall have been obtained, except if the failure to obtain such approval results from a requirement to pay the OCS money as a condition for such approval and Parent does not assume such payment.

SECTION 7.03.                                Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)           Representations and Warranties.  Each representation and warranty of Parent and Merger Sub in Section 4.01 (Organization, Standing and Power) and Section 4.02 (Authority, Execution and Delivery; Enforceability) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date).  The other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein), as of the date of this Agreement and on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by authorized officer of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.                                Termination.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Transactions contemplated hereby abandoned at any time before the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company:

(i)           if the Merger is not consummated on or before August 14, 2012 (the “Outside Date”); provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b)(i) if the failure to consummate the Merger by such date results from material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein or in any Ancillary Agreement;

(ii)           if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that if the issuance of such final, non-appealable order, decree, ruling or other action was primarily due to the failure of a party to perform any of its obligations under this Agreement or under any other Ancillary Agreement then any termination of the Agreement by such party pursuant to this Section 8.01(b)(ii) shall be deemed to be a termination by the other party pursuant to Section 8.01(c) or 8.01(e), as applicable;

(iii)           if any condition to the obligation of such party to consummate the Merger set forth in Section 7.01 or Section 7.02 (in the case of Parent) or Section 7.01 or Section 7.03 (in the case of the Company) becomes incapable of being satisfied on or before the Outside Date; provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(b)(iii) if the failure of such condition results from material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained herein or in any Ancillary Agreement;

(iv)           if, upon a vote at a duly held meeting to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained;

(c)            by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02 (Conditions to Obligations of Parent and Merger Sub) and (ii) cannot be cured or has not been cured within 45 days after the giving of written notice to the Company of such breach;

(d)           by Parent:

(i)           if the Company Board fails to reaffirm publicly and unconditionally its recommendation to the Company’s shareholders that they give the Company Shareholder Approval within four (4) days of Parent’s written request to do so (which request may be made at any time following public disclosure of a Company Takeover Proposal), which public reaffirmation must also include the unconditional rejection of such Company Takeover Proposal; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this clause (i) if the Company Shareholder Approval is obtained; or

(ii)           if (A) the Company or any of its Representatives takes any of the actions prohibited by Section 5.02 (No Solicitation by the Company) or (B) a Company Recommendation Change shall have occurred; or

(iii)           if any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition prevents the enforcement of Section 6.07(b) or Section 6.07(c) (Fees and Expenses); or

(e)           by the Company:

(i)           if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03 (Conditions to Obligation of the Company) and (B) cannot be or has not been cured within 45 days after the giving of written notice to Parent of such breach; or

(ii)           if, (A) all of the conditions set forth in Sections 7.01 and 7.02 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (B) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (C) Parent and Merger Sub fail to complete the Closing when required pursuant to Section 1.02, and (D) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (B) and the Company stood ready, willing and able to consummate the Merger through the end of such three (3) Business Day period.

For the avoidance of doubt, subject to Section 6.07(g) and Section 9.10, the existence of the right of a party to terminate this Agreement as provided in this Section 8.01 shall not, prior to such termination, derogate from or affect any other right or remedy such party may have prior to such termination.

SECTION 8.02.                                Notice of Termination; Effect of Termination.  In order to terminate this Agreement under Section 8.01, the terminating party shall give written notice of such termination to the other parties specifying the provision or provisions of this Agreement on which such termination is based.  Upon such termination in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the penultimate sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.07 (Fees and Expenses), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination; provided, however, that, subject to Section 6.07(g), the termination of this Agreement shall not relieve any party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision hereof.  In addition, in the event that this Agreement is terminated pursuant to Section 8.01(a), Section 8.01(b) or Section 8.01(e), Parent agrees that for a period of eighteen (18) months commencing from the date on which this Agreement is terminated, Parent will not directly or indirectly solicit to employ any of the officers or employees of the Company or any Company Subsidiary, provided that the following shall be deemed not to be a violation of the foregoing: (a) any general solicitations not specifically targeting officers or employees of the Company or a Company Subsidiary and any hiring resulting therefrom; or (b) soliciting or hiring officers or employees whose employment has been terminated by the Company or any Company Subsidiary at least six (6) months prior to their solicitation by Parent.

SECTION 8.03.                                Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no amendment shall be made to this Agreement after the Effective Time.  Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.                                Extension; Waiver.  At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no waiver shall be made under this Agreement after the Effective Time.  Except as required by Law, no extension or waiver by the Company shall require the approval of the shareholders of the Company.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

SECTION 8.05.                                Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement before the Effective Time shall not require the approval of the shareholders of the Company.

ARTICLE IX

General Provisions

SECTION 9.01.                                Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02.                                Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses or facsimile numbers or electronic mail addresses (or at such other address or facsimile number or electronic mail address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920

Attention:  Corporate Secretary
Facsimile:   (908) 953-4912
e-mail:         fmahr@avaya.com

with copies (which shall not constitute notice) to:

Sidley Austin llp
787 Seventh Avenue
New York, NY  10019
United States of America

Attention:  Irving L. Rotter
                    Asi Kirmayer
Facsimile:   (212) 839-5599
e-mail:         irotter@sidley.com
                    akirmayer@sidley.com

and

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel

Attention:  Clifford M.J. Felig
                    Mike Rimon
Facsimile:   (972) 3-610-3111
e-mail:         cfelig@meitar.com
                    mrimon@meitar.com

(b)  if to the Company, to

RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Attention:  Rael Kolevsohn, VP & General Counsel

Facsimile:   (972)3 767-9382
e-mail:         rael@radvision.com

with copies (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP
2 Wall Street, New York, NY 10005

Attention:  Steven J. Glusband
Facsimile:  (212) 732-3232
e-mail:         glusband@clm.com

and

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel-Aviv, 67891
Israel

Attention:  Ashok J. Chandrasekhar
                    Noam Nativ
Facsimile:   (972) 3-608-9121
e-mail:         ashok.chandrasekhar@goldfarb.com
                    noam.nativ@goldfarb.com

SECTION 9.03.                                Definitions.  For purposes of this Agreement:

“102 Trustee” means Zvi Zimran, CPA, acting as the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to Company 102 Securities.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  The term “control”, for the purpose of this definition, has the meaning specified in Rule 405 under the Securities Act.

“Ancillary Agreements” means the Voting Agreements, the Non-Competition and Non-Solicitation Agreement and the other agreements and instruments executed and delivered in connection with this Agreement.

“Business Day” means any day, other than a Friday, Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York or Tel-Aviv, Israel.

“Cause” means, with respect to a Key Employee, that the Key Employee has committed acts of material breach of trust or confidence, has committed illegal acts or has engaged in activity contrary to applicable professional or ethical standards or has materially breached any provision of his employment agreement.

“Company 102 Securities” means (i) Company Stock Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, and (ii) Company Ordinary Shares issued upon the exercise of any such Company Stock Options and held by the 102 Trustee pursuant to the Ordinance.

“Company ERISA Affiliate” means each Company Subsidiary and any other person or entity under common control with the Company or any Company Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Company Intellectual Property” means all Intellectual Property (a) owned, used or filed by the Company or any Company Subsidiary; (b) incorporated by the Company or any Company Subsidiary in its Products; or (c) licensed to the Company or any Company Subsidiary.

“Company IP Contract” means any and all Contracts by the Company or any Company Subsidiary and any third party concerning Intellectual Property or Technology (with the exception of Off-the-Shelf IP Contracts) including all (a) licenses of Intellectual Property or Technology by the Company or any Company Subsidiary to any third party, (b) licenses of Intellectual Property or Technology by any third party to the Company or any Company Subsidiary, (c) Contracts between the Company or any Company Subsidiary and any third party relating to the transfer, development, maintenance or use of Intellectual Property or Technology, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet websites, and (d) (i) consents or settlements or (ii) decrees, orders, injunctions, judgments or rulings by any Governmental Entity, in each case, governing the use, validity or enforceability of Intellectual Property or Technology.

“Company Material Adverse Effect” means a material adverse effect (a) on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) on the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that for purposes of this Agreement the term “Company Material Adverse Effect” shall not include effects to the extent they result from (i) changes in general economic conditions or political conditions or financial credit or securities markets in general in any country or region in which a material portion of the business of the Company and the Company Subsidiaries is conducted, (ii) changes in the industry in which the Company and the Company Subsidiaries operate, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Entity, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or material worsening thereof, (vi) any changes in exchange rates, (vii) the performance by the Company of this Agreement and the Transactions, (viii) any action required to be taken by the Company under this Agreement or taken by the Company at the written request of Parent, (ix) any decline in the market price or decrease or increase in the trading volume of Company Ordinary Shares after the date of this Agreement, but any facts or circumstances underlying such decline in price or increase or decrease in trading volume shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (x) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Laws relating to this Agreement, the Merger or the other Transactions, or the approval thereof, except to the extent that such breach or violation constitutes a breach of a representation or warranty made by the Company as of the date hereof in this Agreement, and (xi) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred; but any effects resulting from the matters referred to in this proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii), (iii), (iv), (v) or (vi) shall be excluded only to the extent such matters do not disproportionately impact the Company or the Company Subsidiaries as compared to other companies operating in the same industry.

“Company Reduced Termination Fee” means a non-refundable fee payable by the Company in the amount of $3,000,000.

“Company Software” means all Software used in or necessary for the conduct of the business of the Company or any Company Subsidiary, or owned or held for use by the Company or any or any Company Subsidiary with the exception of Software that is part of Off-the-Shelf IP Contracts.

“Company Stock Option” means any option to purchase Company Ordinary Shares granted under any Company Stock Plans.

“Company Stock Plans” means the RADVISION Year 2000 Stock Option Plan, the RADVISION Ltd. Key Employee Share Incentive Plan (1996) and the RADVISION Ltd. Consultants Option Plan (1999).

“Company Takeover Proposal” means any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which such Person (or the shareholders of such Person) would own 15% or more of the consolidated assets, revenues or net income of the Company, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary (including Equity Interests of any of Company Subsidiary) representing 15% or more of the consolidated assets, revenues or net income of the Company, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions in which any Person (or the shareholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Company Technology” means all Technology used in or necessary for the conduct of the business of the Company or any Company Subsidiary, owned or held for use.

“Company Termination Fee” means a non-refundable fee payable by the Company in the amount of $10,000,000.

“Copyrights” means copyrights, whether registered or unregistered and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction.

“ECI” means the Israel Law for the Encouragement of Capital Investments-1959.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Filed Company SEC Documents” means the reports, schedules, forms, statements and other documents (including the exhibits and other information incorporated therein) filed with or furnished to the SEC by the Company and publicly available before the date hereof.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Government Grant” means any grant, incentive, qualification or subsidy from the government of the State of Israel or any other Governmental Entity, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any Company Subsidiary, including, any material Tax or other incentive granted to or enjoyed by the Company and any Company Subsidiary under the Laws of the State of Israel.

“Immaterial Company Technology” means Company Technology that consists solely of (a) third-party development hardware and/or software tools, or (b) third-party off-the-shelf hardware components.

“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the Ordinary Course of Business), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the Ordinary Course of Business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (d) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (e) any liability of others described in clauses (a) through (d) above that the Person has guaranteed or that is otherwise its legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (e) above any accrued and unpaid interest or penalties thereon.

“Intellectual Property” means all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) Patents; (b) Marks; (c) Copyrights; (d) Trade Secrets; (e) all applications, registrations and permits related to any of the foregoing clauses (b) through (d); and (f) any and all other similar proprietary rights in any jurisdiction.

“Investment Center” means the Investment Center of the Israeli Ministry of Industry, Trade and Labor established under the ECI.

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement with, any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Key Employee” means each Person set forth on Schedule 7.02(k).

“Knowledge” when used with respect to (i) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit B) (the “Parent Knowledge Group”) and (ii) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C) (the “Company Knowledge Group”), and, in each case, the actual knowledge that such officers have after conducting a reasonable inquiry of the other executives and managers having primary responsibility for such matters.

“Law” means any Federal, state, local, foreign, international or multinational treaty, constitution, statute or other law (including common law), ordinance, rule or regulation.

“Lien” means any mortgage, lien, security interest, pledge, reservation, equitable interest, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or encumbrance of any kind.

“Marks” means trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing.

“Nasdaq” means The NASDAQ Stock Market.

“OCS” means the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor.

“OCS Approval” means the written approval of the OCS for the transfer of the Company’s OCS supported technology outside of Israel, free of any restrictions and conditions provided in the Israeli Encouragement of Industrial Research and Development Law, 1984 and the regulations and rules promulgated thereunder.

“Off-the-Shelf IP Contracts” means in-bound Contracts by which the Company or a Company Subsidiary is bound that are: (a) related to third-party Intellectual Property that (i) is the generally commercially available, off-the-shelf version, (ii) is licensed pursuant to a “clickwrap”- or “shrinkwrap”-type license, and (iii) can be procured (or functionally replaced) by the Company or a Company Subsidiary for an annual fee that is less than $1,000 for a single user or for an annual fee that is less than $5,000 for all users/work stations; or (b) Publicly Available Software.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person.

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement and the Ancillary Agreements or on the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

“Parent Reduced Termination Fee” means a non-refundable fee payable by Parent in the amount of $15,000,000 (fifteen million U.S. Dollars).

“Parent Termination Fee” means a non-refundable fee payable by Parent in the amount of $30,000,000 (thirty million U.S. Dollars).

“Patents” means patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof.

“Permitted Lien” means (i) such Liens as are set forth in Schedule 3.08 or 3.09(a), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the Ordinary Course of Business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business and liens for Taxes that are not due and payable, (iii) easements, covenants, rights-of-way and other similar restrictions of record, (iv) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made before the Closing, (v) (A) zoning, building and other similar restrictions, (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, (vi) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate in the conduct of the business of the Company and the Company Subsidiaries as presently conducted, (vii) any statutory Liens for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP and (viii) such Liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets,.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Prior Company Bidder” means any Person (other than Parent and Merger Sub) with which the Company entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery hereof regarding any proposal that constituted, or could reasonably have been expected to lead to, any Company Takeover Proposal, and any Affiliate of such Person.

“Proceeding” means any suit, action, proceeding, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Publicly Available Software” means any open source or free Software (including any Software licensed pursuant to a GNU public license) or other Software that requires as a condition of use, modification or distribution that other Software incorporated into, derived from or distributed with such Software (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works or (c) be redistributable at no charge.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Service Provider” means any telecommunications carrier.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Specified Entity” means each of the Persons set forth on Schedule 9.03(b) or any of such Person’s controlled Affiliates.

“Specified Products” means the products and versions set forth on Schedule 3.10(l).

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Company Proposal” means a bona fide binding and unconditional written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, made by a Person, for which any necessary financing is unconditionally committed and that the Company Board determines in good faith (after consultation with outside legal counsel and based on the written opinion, with only customary qualifications, of its financial advisor) to be (i) more favorable to the holders of Ordinary Shares than the Transactions, (taking into account the likelihood of effecting the transaction, including all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise)) and relevant legal, financial and regulatory aspects of the proposal and the payment, if any, of the Company Termination Fee, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“TASE” means the Tel-Aviv Stock Exchange.

“Technology” means all tangible embodiments of the designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Trade Secrets” means confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulae, inventions, concepts, trade secrets, discoveries, ideas and technical data and information.

SECTION 9.04.                                Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule; provided, however, that no disclosure shall qualify Section 3.01 (Organization, Standing and Power), Section 3.02(a) (Share Capital of the Company and the Company Subsidiaries), Section 3.03 (Authority, Execution and Delivery; Enforceability; Other Matters), Section 3.10(l) (Intellectual Property), Section 4.01 (Organization, Standing and Power), Section 4.02 (Authority, Execution and Delivery; Enforceability), Section 4.05 (Availability of Funds) unless it is set forth in the specific Schedule, or the section or subsection of the Schedule, corresponding to such Section. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement only if such document, list or other item was posted before the date hereof in the electronic dataroom established by the Company in connection with the Transactions or was made available on the SEC’s public website. The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.05.                                Severability.  Subject to Section 8.01 (Termination), if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Subject to Section 8.01 (Termination), upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06.                                Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 9.07.                                Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions.  Except for: (i) the rights of the Company’s shareholders to receive the Merger Consideration after the Effective Time, if the Closing occurs, (ii) the right of the holders of Company Share Options to receive the Option Consideration after the Effective Time, if the Closing occurs and (iii) Section 6.08 (Indemnification), this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies.  For the avoidance of doubt, neither the Company Shareholders, nor the holders of Company Share Options shall be deemed third party beneficiaries of this Agreement unless and until the Closing occurs and neither the Company Shareholders nor the holders of Company Share Options shall have any right to enforce this Agreement except after the Closing, if the Closing occurs, and then only with respect to the rights referred to in clauses (i) and (ii) above.

SECTION 9.08.                                Governing Law.  THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED EXCLUSIVELY BY THE INTERNAL LAWS OF THE STATE OF ISRAEL, WITHOUT REGARD TO ANY CONFLICTS OF LAW PRINCIPLES THAT WOULD CAUSE THE LAWS OF ANOTHER JURISDICTION TO BE APPLICABLE.

SECTION 9.09.                                Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.                                Enforcement.

(a)           The Company agrees that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any court in the State of Israel, this being in addition to any other remedy to which they are entitled at law or in equity.  In no event and under no circumstances is the Company or any of its Affiliates permitted to seek or obtain any injunction or injunctions to prevent breaches of this Agreement or seek or obtain any order to specifically enforce the terms or provisions of this Agreement or any Ancillary Agreement, it being agreed that the sole and exclusive remedy of the Company and its Affiliates against Parent and its Affiliates shall be as provided in Section 6.07(g).  Notwithstanding anything else in this Agreement to the contrary, the Company shall not, prior to the earlier of the Closing and termination of this Agreement in accordance with its terms, be entitled to seek or obtain any remedy against Parent or Merger Sub as a result of the failure of the Merger to be consummated or for breach or failure to perform hereunder or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise).  In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of any competent court in Tel-Aviv-Jaffa, Israel in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than in the State of Israel and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

AVAYA INC.

By:           /s/ Vinay Bassi
 Name: Vinay Bassi
 Title: Vice President – Corporate Development

SONIC ACQUISITION LTD.

By:           /s/ Vinay Bassi
 Name: Vinay Bassi
 Title: Authorized Person

RADVISION LTD.

By:           /s/ Boaz Raviv
 Name: Boaz Raviv
 Title: CEO

RADVISION LTD.

By:           /s/ Adi Sfadia
 Name: Adi Sfadia
 Title: CFO

APPENDIX B

OPINION OF JEFFERIES & COMPANY, INC.

March 14, 2012	520 Madison Avenue New York, NY 10022 tel 212.284.2300 Jefferies.com

The Board of Directors
Radvision Ltd.
24 Raoul Wallenberg Street
Tel Aviv, Israel 69719

Members of the Board:

We understand that Radvision Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”), Avaya Inc., a Delaware corporation (“Parent”), and Sonic Acquisition Ltd., a corporation incorporated under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into a Merger Agreement (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) in a transaction in which each issued ordinary share with a nominal value of ten Israeli Agorot (NIS 0.10) per share of the Company (the “Common Stock”), other than shares of Common Stock held in the treasury of the Company or owned by the Company, a subsidiary of the Company, Parent or Merger Sub, all of which shares will be canceled, will be converted into the right to receive $11.85 in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated March 13, 2012 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof.  We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock.  We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger in any way meaningful to our analysis.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company and Parent. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company, Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

B-2

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

/s/ Jefferies & Company, Inc.

JEFFERIES & COMPANY, INC.

B-3

APPENDIX C

FORM OF VOTING AGREEMENT

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of  March 14, 2012, by and between Avaya Inc., a Delaware corporation (“Parent”), and the undersigned Shareholder (the “Shareholder”) of Radvision Ltd., a corporation incorporated under the laws of the State of Israel (the “Company”).

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and Sonic Acquisition Ltd. (“Merger Sub”) are entering into a Merger Agreement as of the date hereof (such Merger Agreement, as it may be amended from time to time, the “Merger Agreement”);

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner of [________] Company Ordinary Shares (all such Company Ordinary Shares, together with any other Company Ordinary Shares acquired by the Shareholder after the date hereof or as to which the Shareholder is or becomes the beneficial owner or is otherwise able to direct the voting thereof,[ (including as a result of the exercise of Shareholder Options),] being collectively referred to herein as the “Shareholder Shares”)[ and is the record and beneficial owner of Company Stock Options to purchase an additional ________ Company Ordinary Shares (the “Shareholder Options”)];

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that the Shareholder enter into this Agreement; and

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Company asked the Shareholder to enter into this Agreement with Parent and Merger Sub, and the Shareholder has agreed and is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.     Agreements of the Shareholder.

(a)           Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof (a “Meeting”), the Shareholder shall vote all the Shareholder Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the approval of the Merger Agreement and the approval of the Transactions, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that the Shareholder is aware  would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement or any of the Ancillary Agreements, (iii) against any Company Takeover Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company Charter or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger and/or the other Transactions.  Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). For purposes of this Agreement, “vote” shall include voting in person or by proxy, or otherwise consenting or withholding consent in respect of any action; “voting” shall have a correlative meaning.

(b)           Proxy.  In furtherance of the Shareholder’s agreement in Section 1(a), but subject to the following sentence, the Shareholder hereby appoints Clifford M.J. Felig, Shaul Grossman, Meir Akunis and Michael Rimon, and each of their designees, and each of them individually, as the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote all the Shareholder Shares at any Meeting, or to execute one or more written consents in respect of the Shareholder Shares, (i) in favor of the approval of the Merger Agreement and the Transactions, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that the Shareholder is aware  would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement or any of the Ancillary Agreements, (iii) against any Company Takeover Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company Charter or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger and/or the Transactions.  Such proxy shall (A) be valid and irrevocable until the termination of this Agreement in accordance with Section 3 hereof and (B) automatically terminate upon the termination of this Agreement in accordance with Section 3 hereof.  The Shareholder represents that any and all other proxies and voting instructions heretofore given in respect of the Shareholder Shares are revocable, and that such other proxies and voting instructions have been revoked.  The Shareholder affirms that the foregoing proxy is: (x) given (I) in connection with the execution of the Merger Agreement and (II) to secure the performance of the Shareholder’s duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable prior to termination of this Agreement.  All authority herein conferred shall survive the death or incapacity of the Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of the Shareholder. To the extent necessary, the Shareholder shall deliver all documents that are reasonably necessary in order to enable the forgoing proxy to be implemented and effected for the purposes set forth therein.

(c)          Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, the Shareholder shall not directly or indirectly (i) sell, transfer (including by operation of Law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make any representation or warranty of the Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying the Shareholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c).

(d)           No Solicitation.  The Shareholder shall not and shall not permit any of his Representatives to, directly or indirectly, take an action that the Company is prohibited from taking by Section 5.02 of the Merger Agreement.

(e)           Information for Proxy Statement; Publication.  The Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law the Shareholder’s identity and ownership of Company Ordinary Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement, as well as attaching a copy of this Agreement as an exhibit to any such filing, if required under applicable Law.  The Shareholder represents and warrants to Parent and Merger Sub that none of the information relating to the Shareholder and his, her or its Affiliates provided by or on behalf of the Shareholder or his, her or its Affiliates for inclusion in any such filing will, at the time the such filing is made or distributed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Shareholder shall not issue any press release or make any other public statement or other disclosure with respect to this Agreement, the Merger Agreement or the Transactions without the prior written consent of Parent, except as may be required by applicable Law and in case any such requirement under applicable Law arises, after giving Parent reasonable opportunity to comment on any such press release or statement and including all reasonably requested comments of Parent.

(f)           Rights Attached to Shares. Without derogating from any provisions to the contrary in this Agreement or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Section 1 and the obligations hereunder shall attach to the Shareholder Shares and shall be binding upon any person to which legal or beneficial ownership of the Shareholder Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder’s administrators or successors. Without derogating from Section 1(c), notwithstanding any transfer of the Shareholder Shares, the transferor shall remain liable for the performance of all obligations of the Shareholder hereunder.

(g)           Acknowledgment.  The Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

(h)           Amendments to the Merger Agreement.  If, at any time, the Merger Agreement is amended, without the prior written consent of the Shareholder, (i) to reduce the Merger Consideration in any respect, or (ii) in a manner that is materially adverse to the Company or its shareholders, then the obligations of the Shareholder under Section 1(a) and 1(b) shall be null and void.

2.     Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants to Parent as follows:

(a)           Authority.  The Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform his obligations under this Agreement.  This Agreement has been duly executed and delivered by the Shareholder and, constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(b)           Consents and Approvals; No Violations.  Other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by the Shareholder of any of his obligations under this Agreement or the consummation of the Transactions, no notices, reports or other filings are required to be made by the Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such the Shareholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of his obligations hereunder. The execution and delivery by the Shareholder of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance by the Shareholder with the terms hereof and thereof will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right of termination, cancelation or acceleration of any obligation or to a right to challenge the Transactions under, or (iii) result in the creation of any Lien upon any of the properties or assets of the Shareholder under (A) any Contract to which the Shareholder is a party or by which the Shareholder is bound, or (B) any Law or Judgment applicable to the Shareholder, except for such contraventions, conflicts, violations, defaults, terminations, cancellations, modifications, accelerations or Liens that would not reasonably be expected to prevent or delay the performance by the Shareholder of any of his obligations under this Agreement or the consummation of the Transactions.

(c)           Ownership of Shares.  Shareholder owns, beneficially and[ (except for Shareholder Shares held of record by ______________)] of record, all of the Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than proxies and restrictions in favor of Parent pursuant to this Agreement).  Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement, the Shareholder has sole voting power and sole power of disposition with respect to all Shareholder Shares, with no restrictions on the Shareholder’s rights of voting or disposition pertaining thereto and no Person other than the Shareholder has any right to direct or approve the voting or disposition of any Shareholder Shares.  As of the date hereof, the Shareholder does not own, beneficially or of record, nor has the power to vote or control the voting of, any securities of the Company other than the Company Ordinary Shares which constitute Shareholder Shares[ and the Shareholder Options].

(d)           Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s finders, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Shareholder.

3.     Termination.  This Agreement shall terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time.  Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement and (ii) the provisions of Section 2, this Section 3 and Section 4 of this Agreement shall survive any termination of this Agreement.

4.     Miscellaneous.

(a)           Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b)           Additional Shares.  Until any termination of this Agreement in accordance with its terms, the Shareholder shall promptly notify Parent of the number of Company Ordinary Shares, if any, as to which the Shareholder acquires record or beneficial ownership after the date hereof.  Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Company Ordinary Shares, the number of Company Ordinary Shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional Company Ordinary Shares or other voting securities of the Company issued to or exchanged with the Shareholder in connection therewith.

(c)           Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(d)           Further Assurances.  From time to time, at the request of Parent and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to give effect to the obligations of the Shareholder hereunder and to confirm the rights of Parent hereunder, in the most expeditious manner practicable.

(e)            Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  This Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

(f)           Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(g)           Amendments; Waiver.  This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto.  Any party to this Agreement may (A) waive any inaccuracies in the representations and warranties of any other party hereto or extend the time for the performance of any of the obligations or acts of any other party hereto or (B) waive compliance by the other party with any of the agreements contained herein.  Notwithstanding the foregoing, no failure or delay by Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(h)            Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i)            Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(j)           Descriptive Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(k)           Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

(a)  if to Parent, to

Avaya Inc.
211 Mt. Airy Road
Basking Ridge, NJ 07920

Attention:       Corporate Secretary
Facsimile:        (908) 953-4912
e-mail:              fmahr@avaya.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY  10019
United States of America

Attention:          Irving L. Rotter
Asi Kirmayer
Facsimile:           (212) 839-5599
e-mail:                 irotter@sidley.com
akirmayer@sidley.com

and

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel

Attention:          Clifford M.J. Felig
Mike Rimon
Facsimile:           (972) 3-610-3111
e-mail:                 cfelig@meitar.com
mrimon@meitar.com

(b)  if to the Shareholder, to

[______________________]

with copies (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP
2 Wall Street, New York, NY 10005

Attention:            Steven J. Glusband
Facsimile:             (212) 732-3232
e-mail:                   glusband@clm.comand

and

Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel-Aviv, 67891
Israel

Attention:          Ashok Chandrasekhar
Noam Nativ
Facsimile:           (972) 3-608-9121
e-mail:                 ashok.chandrasekhar@goldfarb.com
noam.nativ@goldfarb.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(l)            Drafting.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)          Governing Law.  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of Israel applicable to agreements made and to be performed entirely within such state, without regard to any conflicts of law principles of such state that would cause the laws of another jurisdiction to be applicable.

(n)           Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court in the State of Israel, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of any competent court in Tel-Aviv-Jaffa, Israel in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than in the State of Israel and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any Transaction, to the extent applicable.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

_______________________________________
_________________

[Signature Page To Voting And Support Agreement]

Avaya Inc.

By:____________________________
Name:
Title

[Signature Page To Voting And Support Agreement]

APPENDIX D

FORM OF INDEMNIFICATION AGREEMENT

Indemnification Agreement

This Indemnification Agreement (the "Agreement") is made as of __________, ~~2007~~2012, by and between RADVISION Ltd. of 24 Raul Wallenberg Street, Tel Aviv 69719, Israel (the "Company") and ____ of ____________ ("Indemnitee").

The Company desires to attract and retain qualified directors and officers (each, an "Officer"), and to provide them with protection against liability and expenses incurred while acting in that capacity. Indemnitee is an Officer of the Company. In order to induce Indemnitee to serve as an Officer of the Company the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, Therefore, the parties agree as follows:

1.
Release. The Company hereby releases all or part of Indemnitee's liability to the Company for damage, which arises from the breach of his "duty of care" to the Company (as such term is interpreted in Sections 252 and 253 of the Companies Law, 1999 (the "Companies Law")); provided; however, that if Indemnitee is a director of the Company, the foregoing release does not apply to a breach of his duty of care in the event of a “distribution”, as such term is defined in the Companies Law.

2.
Contractual Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement, to indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of an act performed by virtue of his/her being an Officer of the Company: (i) a monetary liability imposed on or incurred by Indemnitee in favor of another person by a court judgment, including a judgment given as a result of a settlement or an arbitrator's award confirmed by court; and (ii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee for an attorney of his own choice at his sole discretion or which were imposed on Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by any other person, or in a criminal charge from which he was acquitted or in a criminal charge in which Indemnitee was convicted for a criminal offense that does not require proof of criminal thought (as such term is interpreted in the Penal Law, 5737-1977)(collectively referred to hereinafter as the "Claim"); and (iii) reasonable litigation expenses, including without limitation attorney's fees and the fees and expenses of investigators, accountants and other experts, expended by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (a)  is Concluded Without The Filing Of An Indictment (as defined in the Companies Law) against Indemnitee and without the imposition on Indemnitee of any Monetary Obligation In Lieu of Criminal Proceedings (as defined in the Companies Law), or (b) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Monetary Obligation In Lieu of Criminal Proceedings in respect of an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Indemnitee in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Indemnitee incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.  The above indemnification will also apply to any action taken by Indemnitee in his/her capacity as an Officer of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in his/her capacity as an officer, director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as such is at the request of the Company ("Affiliate"), and the other provisions of this Agreement shall apply, subject to applicable changes.

3.	Limitations on Contractual Indemnity.

3.1.
Indemnitee shall not be entitled to indemnification under Section 2 above, for any financial obligation imposed consequent to any of the following: (i) a breach of the duty of loyalty by Indemnitee, except where Indemnitee acted in good faith and had reasonable grounds to assume that his/her act would not cause the Company any harm; (ii) a breach of Indemnitee's duty of care towards the Company, which was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) an act (or omission) committed with the intention to realize an unlawful personal gain; (iv) a fine or penalty imposed on Indemnitee; (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than for indemnification hereunder; or (vi) any claim arising from Indemnitee's purchase and sale of securities in violation of Section 16(b) of the Securities Act of 1934, as amended, if applicable.

3.2.
The total amount of indemnification that the Company undertakes towards all of its Officers, jointly and in the aggregate, which was resolved by the Company's Board of Directors to be reasonable under the circumstances of indemnification of Indemnitee as set forth in this Agreement, shall not exceed the greater of: (i) with respect to indemnification in connection with a public offering of the Company's securities, the gross proceeds raised by the Company and/or any selling shareholder in such public offering, and (ii) with respect to any and all matters mentioned in Section 4 below, an amount equal to fifty percent (50%) of the net equity of the Company~~, based on the most recent financial statements made publicly available before the date on which the indemnity payment is made.~~ as of December 31, 2011. If the aforesaid amount is insufficient to cover all amounts to which the Officers are entitled, such amount shall be allocated among such persons pro rata to the amounts to which they are so entitled.

3.3.
Indemnitee shall not be entitled to indemnification under Section 2 above, for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) which have been paid directly to Indemnitee or a third party by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Company.

3.4.
Indemnitee shall not be entitled to indemnification under Section 2, on account of any suit in which judgment is rendered against Indemnitee for misuse or misappropriation of non-public information, or otherwise involving Indemnitee's status as an "insider" of the Company, in connection with any purchase or sale by Indemnitee of securities of the Company.

4.
Limitation of Categories of Claims. The indemnification pursuant to Section 2 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company's Board of Directors to be foreseeable considering the Company’s actual operations at the date hereof:

4.1.	the offering of securities by the Company and/or by a shareholder to the public and/or to private investors pursuant to prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2.
occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by Indemnitee in the name of the Company as an Officer of the corporation the subject of the transaction and the like;

4.3.	acts or omissions of the Company arising in connection with the Company being a public company and/or its securities offered to the public and/or traded on any stock exchange;

4.4.	acts or omissions arising out of or related to Company filings required by any exchange or commission;

4.5.	actions related to the acquisition or selling of companies, legal entities or assets, including but not limited to, splits or mergers, and events connected with antitrust;

4.6.	selling, buying or holding marketable securities for or on behalf of the Company, and decisions as to the investment of funds of the Company in accounts, securities, and the like;

4.7.	actions in connection with the sale of the operations and/or business, or part thereof, of the Company;

4.8.
actions taken in connection with the intellectual property of the Company, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

4.9.
acts deemed to prejudice the enjoyment of the environment, including but not limited to, erection, management, maintenance or functioning of factories or plants and all such actions connected with storing or conveying of raw materials, products and refuse;

4.10.	actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company;

4.11.
acts in connection with employment and business relations, including but not limited to relations with employees, consultants, private contractors, customers, suppliers and different service providers, and events connected with safety at work, work and product quality related injury, personal injury and property damage caused due to Indemnitee's acts or omissions in his/her capacity as an Officer, including with respect to claims for actual or alleged sexual harassment charges;

4.12.	actions in connection with the testing of products developed by the Company or in connection with the distribution, sale, license or use of such products;

4.13.	events connected with actions and activities related to the operation or use of databases by the Company pursuant to applicable law;

4.14.	actions taken in connection with the approval and execution of financial statements and business reports and the representation made in connection therewith; and

4.15.	actions taken pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not.

5.
Continuation of Contractual Indemnity. Subject to Section 10 below, all agreements and obligations of the Company contained herein shall continue for so long as Indemnitee shall be subject to any possible action, suit, proceeding or other assertion of a Claim or Claims regardless of the termination or cancellation of this Agreement for any reason whatsoever.

6.
Expenses; Indemnification Procedure. The Company shall advance all expenses incurred by Indemnitee in connection with any Claim or Claims (but not amounts actually paid in settlement of any such action or proceeding unless it meets the criteria set forth in the Companies Law).  Indemnitee hereby undertakes to repay such amounts advanced, if, and to the extent that, it shall ultimately be determined that Indemnitee is not entitled to be indemnified by the Company as authorized hereby.  Advances given to cover legal expenses in a criminal proceeding or in administrative or investigative proceeding that result in a criminal proceeding will be repaid by Indemnitee to the Company if Indemnitee was found guilty of a crime which requires proof of criminal intent. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee's assets. All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments Indemnitee may be required to make if the indemnification payments are taxable to Indemnitee.

7.	Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

7.1.
Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company and any other indemnifying party similarly notified will be entitled to participate therein at its own expense to the extent it so desires or deems necessary. The Company shall have the right to assume and/or lead the defense efforts thereof and to employ its own counsel provided that he/she shall be reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel at its sole discretion and choice in connection with any such Claim and to participate/assist in the defense thereof. Reasonable fees and expenses of such counsel to Indemnitee directly related to the investigation or defense of the Claim shall be borne by the Company, provided, that, the Company will not be obligated to pay the reasonable fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances.

7.2.
The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent, such consent which will not be unreasonably withheld.

7.3.	Indemnitee shall give the Company such information and cooperation as may be required.

7.4.
For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in Indemnitee's name or to agree to a plea-bargain in Indemnitee's name without Indemnitee's written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not fully indemnifiable pursuant to this Agreement, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of Indemnitee from all liability arising out of the proceeding, without Indemnitee's written consent, which will not be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee's consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and so long as it includes an unconditional release as aforesaid.

7.5.
Any indemnification provided for in Section 2 above shall be made no later than ten (10) business days after receipt of the written request of Indemnitee. If a Claim under this Agreement is not paid in full by the Company within ten (10) business days after a written request for payment thereof has first been received by the Company, Indemnitee may, but need not, at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, subject to Section 12 below, Indemnitee shall also be entitled to be reimbursed for the expenses (including reasonable attorneys' fees) of bringing such action. It shall be a defense to any such action that Indemnitee has not met the standards of conduct which make it permissible under applicable law for the Company to indemnify Indemnitee for the amount claimed. It is the parties' intention that if the Company contests Indemnitee's right to indemnification, the question of Indemnitee's right to indemnification shall be for the court to decide.

7.6.
If, at the time of the receipt of a notice of a Claim, the Company has a directors' and officers' liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take reasonable actions to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies. If the insurer shall refuse to pay, the Company shall still be required to indemnify the Indemnitee to the extent required pursuant to this Agreement, but the Company shall have no other liability to the Indemnitee based on the insurer’s refusal  to pay or take any other actions required.

7.7.
If for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to initiate and make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

8.
Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

9.
No Restrictions. The rights and remedies of Indemnitee under this Agreement shall not be deemed to exclude or impair any other rights or remedies to which Indemnitee may be entitled under the Company's Articles of Association, or under any other agreement, provision of law or otherwise, nor shall anything contained herein restrict the right of the Company to indemnify Indemnitee in any proper case, subject to applicable law, even though not specifically provided for in this Agreement.

10.
Termination. The Company may terminate or amend this Agreement at any time by giving Indemnitee a one-hundred and eighty (180)-day prior written notice, but any such termination or amendment will not affect Claims relating to events occurring prior to the effective date of termination or amendment.  If the Indemnitee is an employee of the Company, such notice could be considered, at Indemnitee’s sole discretion, as a notice of termination of such Indemnitee's employment with the Company provided that the following conditions exist: (i) such notice is directed specifically to any single Indemnitee and is not generally applicable to all Indemnitees; (ii) such notice causes a material deterioration in the nature or extent of coverage offered to the Indemnitee pursuant to this Agreement and (iii) such notice is not required by any applicable law or regulation.

11.
Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. Furthermore, if such invalid or unenforceable undertaking exemption or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings exemptions or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking exemption or release, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, as may be awarded by a court or other tribunal, in addition to such relief as may be awarded by a court or other tribunal.

13.
Further Assurances. The parties will perform, execute and deliver, or will cause to be performed, executed and delivered, all such further acts and documents as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby.

14.
Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the fifth business day after the date postmarked. Addresses for notice to either party are as set forth above or as subsequently modified addresses by written notice.

15.
Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

16.
Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his/her heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. Indemnitee shall not assign or otherwise transfer his/her rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

17.
Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of Israel, without regard to its rules of conflict of laws, and any dispute arising from or in connection with this Agreement shall be submitted to the sole and exclusive jurisdiction of the competent court in Tel Aviv, Israel.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RADVISION Ltd. By: _______________________ Title: _____________________	_____________________________________ [Insert Name of Director/Officer]